ANNUAL INFORMATION FORM

of

ENDEAVOUR SILVER CORP.

(the "Company" or "Endeavour")

Suite 1130 - 609 Granville Street

Vancouver, British Columbia

Canada, V7Y 1G5

Phone: (604) 685-9775

Fax: (604) 685-9744

Dated as of March 29, 2023

ITEM 1:              PRELIMINARY NOTES

1.1 Incorporation of Documents by Reference

Except as otherwise disclosed herein, all financial information in this Annual Information Form ("AIF") has been prepared in accordance with International Financial Reporting Standards ("IFRS") as prescribed by the International Accounting Standards Board.

The information provided in the AIF is supplemented by disclosure contained in the technical reports listed below.  The detailed disclosure in each of the technical reports below is incorporated by reference into this AIF.  The technical reports listed below are not contained within, nor attached to, this document but may be accessed at www.sedar.com or on the Company's website at www.edrsilver.com.

Type of Document	Report Date / Effective Date	Date Filed / Posted	Document name which may be viewed at the SEDAR website at www.sedar.com
NI 43-101 Technical Report: Updated Mineral Resource and Reserve Estimates for the Guanaceví Project, Durango State, Mexico	December 14, 2022 (Effective date: November 5, 2022)	January 26, 2023	Technical Report (NI 43-101) - English Qualification Certificate(s) and Consent(s)
NI 43-101 Technical Report: Updated Mineral Resource and Reserve Estimates for the Bolañitos Project, Guanajuato State, Mexico	December 14, 2022 (Effective date: November 9, 2022)	January 26, 2023	Technical Report (NI 43-101) - English Qualification Certificate(s) and Consent(s)
NI 43-101 Technical Report on the Feasibility Study of the Terronera Project, Jalisco State, Mexico	Dated October 21, 2021 (Effective date: September 9, 2021)	October 25, 2021	Technical Report (NI 43-101) - English Qualification Certificate(s) and Consent(s)
Mineral Resource Estimate for the Pitarrilla Ag-Pb-Zn Project, Durango State, Mexico (Amended)	Report Date: March 15, 2023 (Effective Date: October 6, 2022)	March 29, 2023	Technical Report (NI 43-101) – English Qualification Certificate(s) and Consent(s)

References to "the Company" or "Endeavour" are to Endeavour Silver Corp. and where applicable and as the context requires, include its subsidiaries.

1.2 Date of Information

All information in this AIF is as of December 31, 2022 unless otherwise indicated.

1.3 Forward-Looking Statements

This AIF contains "forward-looking statements" within the meaning of the U.S. Securities Litigation Reform Act of 1995, as amended and "forward-looking information" within the meaning of applicable Canadian securities legislation. Any statements that express or involve discussions with respect to predictions, expectations, beliefs, plans, projections, forecasts, objectives, assumptions or future events or performance are not statements of historical fact and may be forward-looking statements. Such forward-looking statements concern the Company's anticipated results and developments in the Company's operations in future periods, planned exploration and development of its properties, plans related to its business and other matters that may occur in the future.  These statements relate to analyses and other information that are based on expectations of future performance, including silver and gold production and planned work programs.

Statements concerning reserves and mineral resource estimates may also be deemed to constitute forward-looking statements to the extent that they involve estimates of the mineralization that will be encountered if the property is developed and, in the case of mineral reserves, such statements reflect the conclusion based on certain assumptions that the mineral deposit can be economically exploited.

Forward-looking statements are made based upon certain assumptions and other important factors that, while considered reasonable by the Company, are inherently subject to significant business, economic, competitive, political and social uncertainties and contingencies.  The Company has made assumptions based on many of these factors which include, without limitation, present and future business strategies, the environment in which the Company will operate in the future, including the price of silver and gold, anticipated cost and the ability to achieve goals.

Forward-looking statements are subject to a variety of known and unknown risks, uncertainties and other factors which could cause actual events or results to differ from those expressed or implied by the forward-looking statements, including, without limitation, the following and those disclosed in this AIF under "Description of the Business - Risk Factors":

  the impact of COVID-19 or future pandemics on our operations;
  Ukraine-Russia conflict;
  risks related to increased interest rates;
  precious and base metal price fluctuations;
  fluctuations in the price of consumed commodities;
  risks related to fluctuations in the currency markets (particularly the Mexican peso, Chilean peso, Canadian dollar and United States dollar);
  risks related to increased competition that could adversely affect the Company's ability to attract necessary capital funding or acquire suitable producing properties for mineral exploration in the future;
  risks related to the inherently dangerous activity of mining, including conditions or events beyond the Company's control, and operating or technical difficulties in mineral exploration, development and mining activities;
  uncertainty as to actual capital costs, operating costs, production and economic returns, and uncertainty that the Company's development activities will result in profitable mining operations;
  risks related to the adequacy or availability of infrastructure to support current or future mining developments;
  uncertainty in the Company's ability to fund the development of its mineral properties or the completion of further exploration programs;
  risks related to the Company's reserves and mineral resource figures being estimates based on interpretations and assumptions which may result in less mineral production under actual conditions than is currently estimated and to diminishing quantities or grades of mineral reserves as properties are mined;
  uncertainty as to the market price of silver or gold;
  volatility of global financial markets and the Company's share price;

Endeavour Silver Corp.

  uncertainty in the Company's ability to obtain adequate financing for planned mine development and further exploration programs;
  risks related to the Company's ability to acquire new projects and to successfully integrate the acquisitions;
  risks related to the Company operating in foreign jurisdictions, including political, economic, and regulatory instability;
  risks related to changes in governmental regulations, including environmental, tax and labour laws and obtaining necessary licenses and permits;
  risks related to mine closure and reclamation;
  risks related to climate change;
  risks related to the Company's mineral properties being subject to prior unregistered agreements, transfers, indigenous peoples' claims and other defects in title;
  risks related to recruiting and retaining qualified personnel;
  risks relating to inadequate insurance or inability to obtain insurance;
  risks related to the Company's officers and directors becoming associated with other natural resource companies which may give rise to conflicts of interests; and
  risks relating to financial instruments.

This list is not exhaustive of the factors that may affect the Company's forward-looking statements.  Should one or more of these risks and uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described in the forward-looking statements. The Company's forward-looking statements and information are based on the assumptions, beliefs, expectations and opinions of management as of the date of this AIF.  The Company will update forward-looking statements and information if and when, and to the extent, required by applicable securities laws.  Readers should not place undue reliance on forward-looking statements.  The forward-looking statements and information contained herein are expressly qualified by this cautionary statement.

1.4  Conversion Table

All data and information is presented in metric units. In this AIF, the following conversion factors were used:

2.47 acres	=	1 hectare	1%	=	10,000 ppm
3.28 feet	=	1 metre	0.4047 hectares	=	1 acre
0.62 miles	=	1 kilometre	0.3048 metres	=	1 foot
0.032 ounces (troy)	=	1 gram	1.609 kilometres	=	1 mile
1.102 tons (short)	=	1 tonne	31.103 grams	=	1 ounce (troy)
0.029 ounces/ton	=	1 gram/tonne	0.907 tonnes	=	1 ton
1 ppm	=	1 gram/tonne	34.286 grams/tonne	=	1 ounce/ton
1 ounce/ton	=	34.286 ppm

1.5  Technical Abbreviations

Ag	silver	m	metres
Ag Eq.	silver equivalent	NI 43-101	National Instrument 43-101 Standards of Disclosure for Mineral Projects
Au	gold	NSR	net smelter returns
Au Eq.	gold equivalent	opt	ounces per ton
aver.	average	oz	ounce(s)
cm	centimetres	Pb	lead
g	grams	RC	reverse circulation
gpt or g/t	grams per tonne	t	tonne
ha	hectares	tpd	tonnes per day
km	kilometres	tr	trench
lb	pound	Zn	zinc

Endeavour Silver Corp.

1.6 Currency and Exchange Rates

All dollar amounts in this AIF are expressed in U.S. dollars ("$") unless otherwise indicated.  References to "Cdn.$" are to Canadian dollars.

The high, low, average and closing rates for the United States dollar in terms of Canadian dollars for each of the financial periods of the Company ended December 31, 2022, December 31, 2021 and December 31, 2020, as quoted by the Bank of Canada, were as follows:

	Year ended December 31, 2022	Year ended December 31, 2021	Year ended December 31, 2020

High	1.3856	1.2942	1.4496
Low	1.2451	1.2040	1. 2718
Average	1.3013	1.2535	1.3415
Closing	1.3544	1.2678	1.2732

On December 31, 2022, the closing exchange rate for the United States dollar in terms of Canadian dollars, as quoted by the Bank of Canada, was U.S.$1.00 = Cdn.$1.3544 (Cdn.$1.00 = U.S.$0.7383).  On March 29, 2023, the daily average exchange rate for the United States dollar in terms of Canadian dollars, as quoted by the Bank of Canada, was U.S.$1.00 = Cdn.$1.3576 (Cdn.$1.00 = U.S.$0.7366).

1.7 Classification of Mineral Reserves and Resources

In this AIF, the definitions of proven and probable mineral reserves, and measured, indicated and inferred mineral resources are those used by the Canadian provincial securities regulatory authorities and conform to the definitions utilized by the Canadian Institute of Mining, Metallurgy and Petroleum, as the CIM Definition Standards on Mineral Resources and Mineral Reserves adopted by the CIM Council, as amended.

1.8 Cautionary Note to U.S. Investors concerning Estimates of Mineral Reserves and Measured, Indicated and Inferred Mineral Resources

This AIF has been prepared in accordance with the requirements of the securities laws in effect in Canada, which differ from the requirements of United States securities laws.  As a result, the Company reports the mineral reserves and resources of the projects it has an interest in according to Canadian standards. Canadian reporting requirements for disclosure of mineral properties are governed by National Instrument 43-101 - Standards of Disclosure for Mineral Projects ("NI 43-101"). NI 43-101 is a rule developed by the Canadian Securities Administrators that establishes standards for all public disclosure an issuer makes of scientific and technical information concerning mineral projects. These standards differ from the requirements of the SEC that are applicable to domestic United States reporting companies under subpart 1300 of Regulation S-K ("S K 1300") under the Exchange Act. As an issuer that prepares and files its reports with the SEC pursuant to the MJDS, the Company is not subject to the requirements of S K 1300. Any mineral reserves and mineral resources reported by the Company in accordance with NI 43-101 may not qualify as such under or differ from those prepared in accordance with S K 1300. Accordingly, information included or incorporated by reference in this AIF concerning descriptions of mineralization and estimates of mineral reserves and resources under Canadian standards may not be comparable to similar information made public by United States companies subject to the reporting and disclosure requirements of S K 1300.

Endeavour Silver Corp.

ITEM 2:              CORPORATE STRUCTURE

2.1 Name, Address and Incorporation

The Company was incorporated under the laws of the Province of British Columbia on March 11, 1981 under the name, "Levelland Energy & Resources Ltd".  Effective August 27, 2002, the Company changed its name to "Endeavour Gold Corp.", consolidated its share capital on the basis of four old common shares for one new common share and increased its share capital to 100,000,000 common shares without par value.  On September 13, 2004, the Company changed its name to "Endeavour Silver Corp.", transitioned from the Company Act (British Columbia) to the Business Corporations Act (British Columbia) and increased its authorized share capital to unlimited common shares without par value.

The Company's principal business office is located at:

Suite 1130 - 609 Granville Street

Vancouver, British Columbia

Canada, V7Y 1G5

and its registered and records office is located at:

19th Floor, 885 West Georgia Street

Vancouver, British Columbia

Canada, V6C 3H4

2.2 Subsidiaries

The Company conducts its business primarily in Mexico through subsidiary companies.  The following table lists the Company's material direct and indirect subsidiaries, their jurisdiction of incorporation, and percentage owned by the Company directly, indirectly or beneficially.

Name of Company	Incorporated	Percentage owned directly or indirectly

Endeavour Gold Corporation S.A. de C.V.	Mexico	100%
EDR Silver de Mexico S.A. de C.V. SOFOM	Mexico	100%
Minera Plata Adelante, S.A. de C.V. Minera Santa Cruz y Garibaldi S.A. de C.V.	Mexico Mexico	100% 100%
Refinadora Plata Guanaceví, S.A. de C.V.	Mexico	100%
Mina Bolañitos S.A de C.V.	Mexico	100%
Minas Lupycal S.A. de C.V.	Mexico	100%
Terronera Precious Metals S.A. de C.V.	Mexico	100%
Minera Pitarrilla S.A. de C.V.	Mexico	100%
Minera Plata Carina S.P.A.	Chile	100%
Endeavour USA Holdings	USA	100%
Endeavour USA Corp.	USA	100%
Oro Silver Resources Ltd.	British Columbia, Canada	100%
MXRT Holdings Ltd.	British Columbia, Canada	100%

Endeavour Silver Corp.

ITEM 3:              GENERAL DEVELOPMENT OF THE BUSINESS

The Company is a Canadian mineral company engaged in the evaluation, acquisition, exploration, development and exploitation of precious metal properties in Mexico, Chile and the USA.  The Company has two producing silver-gold mines in Mexico: the Guanaceví Mine in Durango acquired in 2004 and the Bolañitos Mine in Guanajuato acquired in 2007.  In addition to operating these two mines, the Company is advancing one development and three exploration projects in Mexico: the Terronera property in Jalisco acquired in 2010 that is now in the development stage, the prospective Pitarrilla property in Durango State acquired in 2022 and the Parral properties in Chihuahua acquired in 2016.

The Company has two exploration projects in northern Chile that have been advanced over the past seven years: the Aida project (silver) and the Paloma project (gold).

In 2021, the Company acquired the Bruner Property, located in Nye County, Nevada, USA which is an exploration project that includes mineral claims, mining rights, property assets, water rights, and government authorizations and permits.

3.1 Three Year History

Financial Year ended December 31, 2022

On January 12, 2022, the Company entered into a definitive agreement to purchase the Pitarrilla project in Durango State, Mexico from SSR Mining Inc. ("SSR") for total consideration of $70 million, consisting of $35 million in common shares and a further $35 million in cash or in common shares at the election of SSR and agreed to by the Company, and a grant of a 1.25% net smelter returns ("NSR") royalty.

Pitarrilla is a large undeveloped silver, lead, and zinc project located 160 kilometres north of Durango City, in northern Mexico. The Pitarrilla property consists of 4,950 hectares across five concessions and has significant infrastructure in place with direct access to utilities.

The acquisition was completed on July 6, 2022.  Total consideration included 8,577,380 shares of the Company issued on July 6, 2022 based on a deemed price of $4.07 per share and a $35.1 million cash payment. Fair value of the 8,577,380 common shares issued on July 6, 2022 was $25.6 million at Cdn$3.89 per share.

On March 22, 2022, the Company completed a prospectus equity financing with the offering co-led by BMO Capital Markets and PI Financial Corp., together with a syndicate of underwriters consisting of CIBC World Markets Inc., B. Riley Securities Inc., and H.C. Wainwright & Co., LLC.  The Company issued a total of 9,293,150 common shares at a price of $4.95 per share for aggregate proceeds of $46 million, less commission of $2.5 million and $0.3 million in transaction related costs.

On September 9, 2022, the Company entered into an agreement to sell a 100% interest in Minera Oro Silver de Mexico, S.A. de C.V. ("MOS"), a wholly-owned subsidiary of Endeavour to Grupo ROSGO, S.A. de C.V., ("Grupo ROSGO"). MOS held the El Compas property and the lease on the La Plata processing plant in Zacatecas, Mexico.

Pursuant to the agreement, Grupo ROSGO will pay Endeavour $5 million cash over five years with an initial payment of $250,000 on signing of the definitive agreement. Instalment payments of $500,000 will be made every six months other than the third payment, which will be $750,000. The payments are secured by a pledge of the shares of MOS.

Endeavour Silver Corp.

During 2022, the Company continued progress on development activities at the Terronera Project including onsite delivery of mobile mining equipment, procurement of major equipment, and assembly of initial project infrastructure such as the temporary mine maintenance shop and a permanent camp facility.  Earthworks included site clearing, road upgrades and underground mine access development.  The Company intends to make a formal construction decision subject to completion of a financing package and receipt of additional amended permits in 2023.

Financial Year ended December 31, 2021

On March 17, 2021, the Company signed a definitive agreement to sell the El Cubo Mine in Guanajuato, Mexico to Guanajuato Silver Company Ltd. (formerly VanGold Mining Corp.) ("GSilver") for $15 million in cash and share payments plus up to $3 million in future contingent payments (the "El Cubo Transaction"). On April 9, 2021, the purchase was completed for the following gross consideration:

  $7.5 million cash on closing.
  $9.8 million (Cdn.$12,372,014) in GSilver common shares ("GSilver Shares") on closing, priced at $0.4617 (Cdn.$0.58) per GSilver Share for a total of 21,331,058 GSilver Shares representing approximately 10.9% of the issued and outstanding GSilver Shares. The total fair value of the shares at the time of the definitive agreement was $5 million (Cdn.$6,399,317.40), priced at $0.2344 (Cdn.$0.30).
  $2.5 million promissory note due 12 months from closing, which note has since been discharged following GSilver's payment of the amount due.

GSilver has also agreed to pay the Company up to an additional $3 million in contingent payments based on the following:

  $1 million upon GSilver producing 3,000,000 Ag Eq. oz from the El Cubo mill, derived from either the El Cubo or El Pinguico project, $500,000 of which may, in GSilver's discretion, be paid in GSilver Shares.
  $1 million if the price of gold closes at or above $2,000 per oz for 20 consecutive trading days within two years after the closing date of the El Cubo Transaction.
  A further $1 million if the price of gold closes at or above $2,200 per oz for 20 consecutive trading days within three years after the closing date of the El Cubo Transaction.

In mid-August 2021, the Company suspended mining and milling operations at El Compas. Mining assets and key talent were transferred within the Company to Bolañitos and Terronera.

On August 31, 2021, the Company acquired the Bruner Property, located in Nye County, Nevada, from Canamex Gold Corp. ("Canamex"). The Company paid $10 million in cash for 100% of the Bruner Gold Project which includes mineral claims, mining rights, property assets, water rights, and government authorizations and permits.

The Bruner Gold Project is an exploration and development stage project located approximately 180 km southeast of Reno, Nevada.  Gold was originally discovered in the district in 1906 and saw intermittent historic mining between 1906 and 1998. Recent exploration activities by previous operators included mapping, drilling, geophysical surveys and sampling culminating in a mineral resource estimate in 2015 and a preliminary economic assessment in 2017 outlining a low capital cost, open pit, heap leach operation.

Endeavour Silver Corp.

A historic resource estimate of 342,000 oz of gold contained in 17.5 million tonnes grading 0.61 gpt Au in three zones, Paymaster, HRA and Penelas, was prepared for Canamex in a technical report dated January 22, 2018 titled "NI 43-101 Technical Report on the Bruner Gold Project, Updated Preliminary Economic Assessment, Nye County, Nevada, USA" by Welsh Hagen Associates. A "qualified person" (as defined in NI 43-101) has not done sufficient work for the Company to classify the historical estimate as a current mineral resource or mineral reserve. The Company is not treating the historical estimate as a current mineral resource or mineral reserve, has not verified the historical resource estimate and is not relying on it.

On September 9, 2021, the Company announced positive results from a feasibility study (the "2021 Feasibility Study") on its 100% owned Terronera Project in Jalisco state, Mexico. Details of the 2021 Feasibility Study, including updated mineral resource and mineral reserve estimates, are provided in the technical report titled "NI 43-101 Technical Report on the Feasibility Study of the Terronera Project, Jalisco State, Mexico" dated October 21, 2021 with an effective date of September 9, 2021 (the "2021 Terronera Technical Report"). The 2021 Terronera Technical Report was prepared by Wood Canada Limited together with the Company.

The 2021 Feasibility Study supports a high grade, silver-gold underground mining operation at Terronera producing an average of 3.3 million payable oz Ag and 32.8 thousand payable oz Au per year over a 12-year mine life.  The Company commenced initial earthworks with the intention of making a formal construction decision, subject to completion of a financing package and receipt of additional amended permits.

Financial Year ended December 31, 2020

On March 31, 2020, the Mexican government declared a national health emergency with extraordinary measures due to the COVID-19 pandemic. Numerous health precautions were decreed, including the suspension of non-essential businesses, with only essential services to remain open.  At March 31, 2020, mining did not qualify as an essential service so for the protection of the Company's staff, employees, contractors and communities, the Company suspended its three mining operations in Mexico as of April 1, 2020 as mandated by the Mexican government. The Company retained essential personnel at each mine site during the suspension period to maintain safety protocols, environmental monitoring, security measures and equipment maintenance. Essential personnel followed the Company's strict COVID-19 safety protocols and non-essential employees were sent home to self-isolate and stay healthy, while continuing to receive their base pay. The suspension of activities ceased in May 2020 as mining was declared an essential business.

The Company implemented plans to minimize the risks of the COVID-19 virus, both to employees and to the business.  At each site, the Company followed government health protocols and closely monitored the pandemic with local health authorities.  The Company posted health advisories to educate employees about COVID-19 symptoms, best practices to avoid contracting and spreading the virus, and procedures to follow if symptoms were experienced.

In April 2020, the Company filed a short form base shelf prospectus ("Base Shelf") to qualify the distribution of up to Cdn$150 million of various securities of the Company, including common shares.  The distribution of such securities of the Company could be effected from time to time in one or more transactions at a fixed price or prices, which could vary with market prices prevailing at the time of sale, or at prices related to such prevailing market prices to be negotiated with purchasers and as set forth in an accompanying prospectus supplement, including transactions that were deemed to be at the market distributions.  The Base Shelf also provided the Company with the ability to conduct an "At-The-Market" ("ATM") offering through an ATM facility equity distribution agreement.

Endeavour Silver Corp.

On May 14, 2020, the Company entered into an ATM equity facility (the "May 2020 ATM Facility") with a syndicate of agents.  Under the terms of the 2020 ATM Facility, the Company could, from time to time, sell common shares having an aggregate offering value of up to $23 million on the NYSE.  The Company determined, at its sole discretion, the timing and number of shares to be sold under the May 2020 ATM Facility.

From May 14, 2020 to August 17, 2020, the Company issued 11,640,411 common shares under the 2020 ATM Facility at an average price of $1.97 per share for gross proceeds of $23.0 million less commission of $0.6 million and deferred financing costs of $0.3 million which has been presented net of share capital. The May 2020 ATM Facility was completed in August 2020.

On October 1, 2020, the Company entered into an ATM equity facility (the "October 2020 ATM Facility") with a syndicate of agents.  Under the terms of the October 2020 ATM Facility, the Company could, from time to time, sell common shares having an aggregate offering value of up to $60 million on the NYSE.  The Company determined, at its sole discretion, the timing and number of shares to be sold under the October 2020 ATM Facility during the 20 month sales agreement term.

From October 1, 2020 to July 20, 2021, when the ATM facility was completed, the Company issued 10,060,398 common shares under the October 2020 ATM Facility at an average price of $5.96 per share for gross proceeds of approximately $60 million, less commission of $1.23 million and recognized $0.379 million of other transaction costs related to the October 2020 ATM Facility as share issuance costs, which have been presented net within share capital.

The Company completed an updated NI 43-101 Technical Report for the Terronera Project, Jalisco State Mexico dated July 31, 2020, with effect July 14, 2020 (the "2020 Terronera PFS"). Endeavour management worked with Ausenco Engineering Canada Inc. (Ausenco) on the re-conceptualization and re-engineering of the project to generate the significantly improved 2020 pre-feasibility study economics.  This 2020 Terronera PFS has been superseded by the 2021 Feasibility Study as described above.

In April 2018, the Company filed a short form base shelf prospectus that qualified the distribution of up to Cdn$150 million of common shares, debt securities, warrants or units of the Company comprising any combination of common shares and warrants (the "Securities").  The Company filed a corresponding registration statement in the United States registering the Securities under United States federal securities laws.  The distribution of Securities could be effected from time to time in one or more transactions at a fixed price or prices, which could be changed, at market prices prevailing at the time of sale, or at prices related to such prevailing market prices to be negotiated with purchasers and as set forth in an accompanying prospectus supplement, including transactions that were deemed to be ATM distributions.

On June 13, 2018, the Company entered into an ATM equity facility (the "2018 ATM Facility") with BMO Capital Markets (the lead agent), CIBC Capital Markets, H.C. Wainwright & Co., HSBC and TD Securities (together, the "Agents").  Under the terms of the 2018 ATM Facility, the Company could, from time to time, sell common stock having an aggregate offering value of up to $35.7 million on the NYSE.  The Company determined, at its sole discretion, the timing and number of shares to be sold under the 2018 ATM Facility.  From January 1 to April 21, 2020, the Company issued the final 2,164,119 common shares under the 2018 ATM Facility at an average price of $1.56 per share for gross proceeds of $3.4 million, less commissions of $76,000. The 2018 ATM Facility was completed in April 2020.

In total, during 2020, the Company issued 13,804,530 common shares under the combined ATM facilities at an average price of $1.91 per share for gross proceeds of $26.4 million, less commission of $0.64 million and recognized $0.52 million of transaction costs related to the ATM financings as share issuance costs, which have been presented net of share capital.

On December 18, 2020, the Company announced that it had signed a binding letter agreement to sell its El Cubo Mine and related assets to GSilver, which completed on April 9, 2021 as described above.

Endeavour Silver Corp.

3.2 Significant Acquisitions

No significant acquisitions for which disclosure is required under Part 8 of National Instrument 51-102 were completed by the Company during its most recently completed financial year.

ITEM 4:              DESCRIPTION OF THE BUSINESS

4.1 General Description

Business of the Company

The Company's principal business activities are the evaluation, acquisition, exploration, development and exploitation of mineral properties. The Company produces silver and gold from its underground mines at Guanaceví and Bolañitos, and is advancing the Terronera development project in Mexico.  The Company also has interests in and is advancing certain exploration properties in Mexico, the USA and Chile.

Since 2002, the Company's business strategy has been to focus on acquiring advanced-stage silver mining properties in Mexico.  Mexico, despite its long and prolific history of metal production, appears to be relatively under-explored using modern exploration techniques and offers promising geological potential for precious metals exploration and production.

The Company's Guanaceví and Bolañitos mines acquired in 2004 and 2007, respectively, demonstrate its business model of acquiring fully built and permitted silver mines that were about to close for lack of ore.  By bringing the money and expertise needed to find new silver ore-bodies, Endeavour successfully re-opened and expanded these mines to develop their full potential.  The benefit of acquiring fully built and permitted mining and milling infrastructure is that, if new exploration efforts are successful, the mine development cycle from discovery to production only takes a matter of months instead of the several years normally required in the traditional mining business model. In 2012, the Company acquired the El Cubo silver-gold mine which operated until November 2019 and subsequently sold in April 2021. In 2016, the Company acquired the El Compas gold-silver mine which was subsequently sold in September 2022.

In addition to operating the Guanaceví and Bolañitos mines, the Company is advancing its Terronera development project to a construction decision.  The Company is also exploring a number of other properties in both Mexico, the USA and Chile towards achieving its goal to become a premier senior producer in the silver mining sector.

Production

The Guanaceví and Bolañitos mines produce silver and gold which are sold as bullion or in the form of metal concentrates. The Guanaceví mine produces silver doré delivered to the Penoles Torreon refinery, in Chihuahua state. After the doré is refined to bullion, the silver and gold bullion is sold by an agent through commodity exchanges. In 2022, the Guanaceví mine accounted for 92% of silver revenue (2021- 88%), 39% of gold revenue (2021-32%) and 74% of total consolidated revenue (2021- 65%).

The Bolañitos mine produces a concentrate that contains high grade gold and silver. The concentrate is shipped to Manzanillo and sold to various metal traders for blending with other metal concentrate and shipped globally for smelting and refining. The high grade precious metal contents of the Bolañitos concentrate are highly conducive for concentrate blending and therefore highly marketable. Annually, the mine renews sales contracts through a competitive bid process.  During 2022, Bolañitos annual sales to three customers accounted for 100% of concentrate sales (2021- four customers).

In 2022, the Bolañitos mine accounted for 8% of silver revenue (2021- 10%), 61% of gold revenue (2021- 55%) and 26% of total consolidated revenue (2021- 29%).

Endeavour Silver Corp.

On a consolidated basis, silver attributed 66% of total revenue (2021- 58%) and gold attributed 34% (2021-42%) of total revenue.

The market prices of gold and silver are key drivers of the Company's profitability. The prices of gold and silver can fluctuate widely and are affected by a number of macroeconomic factors, including global or regional consumption patterns, the supply of and demand for gold and silver, interest rates, exchange rates, inflation or deflation, global economic conditions resulting from the COVID-19 pandemic, and the political and economic conditions of major gold and silver producing and gold and silver consuming countries throughout the world. Importantly, the price of gold and silver can be impacted by their role as safe havens during periods of market turmoil and as defense against the perceived inflationary impacts and currency depreciation caused by the responses of governments and central banking authorities to the economic threats caused by the COVID-19 pandemic and the recent bank failures in the US and Europe.

During 2022, the average price of silver was $21.73 per ounce, with silver trading between $17.77 and $26.18 per ounce based on the London Fix silver price. This compares to an average of $25.14 per ounce during 2021, with a low of $21.53 and a high of $29.59 per ounce.

During 2022, the average price of gold was $1,800 per ounce, with gold trading between $1,628 and $2,039 per ounce based on the London Fix PM gold price. This compares to an average of $1,799 per ounce during 2021, with a low of $1,684 and a high of $1,943 per ounce.

Specialized Skill and Knowledge

Most aspects of the Company's business require specialized skills and knowledge.  Such skills and knowledge include the areas of geology, exploration, development, technology, financing and accounting.  The Company has executive officers and employees with extensive experience in geology, exploration and mine development in Mexico and other parts of North and South America. As well, the Company's executive officers, directors and employees have significant experience in mining, processing technologies, international finance, mergers and acquisitions and accounting. They provide a strong foundation of advanced skills and knowledge and specialized mineral exploration experience, complemented by their demonstrated ability to succeed in the management and administration of a mining company.

Competitive Conditions

The Company competes with other mining companies and smaller natural resource companies in the acquisition, exploration, development and financing of new properties and projects in Mexico.  Many of these companies are more experienced, larger and have greater financial resources for, among other things, financing and the recruitment and retention of qualified personnel.  See "Risk Factors - Competitive Conditions".

Environmental Protection

The Company's environmental permits require that it reclaim certain lands it disturbs during mining operations and exploration and development activities.  Significant reclamation and closure activities include land rehabilitation, decommissioning of buildings and mine facilities, ongoing care and maintenance and other costs.  Although the ultimate amount of the reclamation and rehabilitation costs to be incurred cannot be predicted with certainty, the total undiscounted amount of probability weighted estimated cash flows required to settle the Company's estimated obligations is $6.2 million for the Guanaceví mine operations, $4.5 million for the Bolañitos mine operations, $0.8 million for the Terronera project and $0.1 million for the Pitarrilla project.

Endeavour Silver Corp.

Employees

As at December 31, 2022, the Company had approximately 18 employees based in its Vancouver corporate office and employed through its Mexican subsidiaries over 1,280 full and part-time employees in Mexico.  Consultants and contractors are also retained from time to time to assist with or conduct specific corporate activities, development and exploration programs.

Foreign Operations

As the Company's producing mines and mineral exploration interests are principally located in Mexico, the Company's business is dependent on foreign operations.  As a developing economy, operating in Mexico has certain risks.  See "Risk Factors - Foreign Operations".

Intangibles, Cycles and Changes to Contracts

The Company's business is not materially affected by intangibles such as licences, patents and trademarks, nor is it significantly affected by seasonal changes. Other than as disclosed in this AIF, the Company is not aware of any aspect of its business which may be affected in the current financial year by renegotiation or termination of contracts.

Community, Environmental and Corporate Safety Policies

Endeavour is focused on the development of sustainability programs for all stakeholders and understands that such programs contribute to the long-term benefit of the Company and society at large. Sustainability programs implemented by the Company range from improving the Company's safety policies and practices; supporting health programs for the Company's employees and the local communities; enhancing environmental stewardship and reclamation; sponsoring educational scholarships and job skills training programs; sponsoring community cultural events and infrastructure improvements; and supporting charitable causes.

The Company's Sustainability Committee oversees the Company's compliance with the Sustainability Policy.  The Sustainability Policy sets out the Company's sustainability strategy which centres on three pillars: people, planet and business.  Under the "people" pillar, Endeavour is committed to, amongst other things, protecting the health and safety of our workforce and host communities, providing a work environment free of discrimination, promoting respect for human rights, promoting the development of communities in the jurisdictions in which the Company operates, and working to identify hazards in order to minimize or eliminate socio-environmental risks associated with work tasks.  Under the "planet" pillar, Endeavour is committed to promoting efficient use of natural resources, identifying and evaluating environmental impacts produced in all stages of the Company's operations, promoting use of clean technologies, and considering environmental factors (including climate-related risks) in operational decisions and new projects.  Under the "business" pillar, Endeavour is committed to conducting business in an ethical way, prioritizing local recruitment, promoting diversity based on principles of merit and qualifications and maintaining a risk management system that supports monitoring or traditional and emerging risks.  In furtherance of the Company's commitments under its Sustainability Policy, the Company publishes a sustainability report annually and, in March 2023, published its inaugural Task Force on Climate-Related Financial Disclosures ("TFCD") report entitled "Our Climate Journey".  The full report can be read on the Company's website at https://edrsilver.com/sustainability/reports-resources/2021/.

The Sustainability Committee also oversees the Company's compliance with its Human Rights Policy, which sets out the Company's commitment to respecting human rights related to working conditions and equal opportunity, engaging with indigenous peoples to respect cultural traditions, protecting against discrimination towards any individual based on religion, ethnicity, gender or other protected characteristics.

Endeavour Silver Corp.

4.2 Risk Factors

Investment in securities of the Company should be considered a speculative investment due to the high-risk nature of the Company's business and the present stage of the Company's development. The following risk factors, as well as risks currently unknown to the Company, could materially adversely affect the future business, operations and financial condition of the Company and could cause them to differ materially from the Company's current business, property or financial results, each of which could cause investors to lose part or all of their investment in the Company's securities.

The following factors are those which are the most applicable to the Company. The discussion which follows is not inclusive of all potential risks. Risk management is an ongoing exercise upon which the Company spends a substantial amount of time. While it is not possible to eliminate all of the risks inherent to the mining business, the Company strives to manage these risks, to the greatest extent possible, to ensure that its assets are protected.

Impact of COVID-19 and Other Pandemics

The Company's business could be significantly adversely affected by the outbreak of epidemics or pandemics or other health crises, including any outbreak of additional strains of COVID-19. Global reactions to the spread of COVID‐19 led to, among other things, significant restrictions in many jurisdictions on travel and gatherings of individuals, quarantines, temporary business closures and a general reduction in consumer activity. Although quarantines have been lifted in many jurisdictions and vaccination programs have been implemented, countries globally continue to experience negative impacts as the result of COVID-19. The duration of related financial impact on the Company and the economy in general cannot be estimated with any degree of certainty at this time. Such public health crises can adversely impact the Company's operations and result in volatility and disruptions in supply and demand for gold and silver, as well as declining trade and market sentiment, all of which can affect commodity prices, interest rates, share prices and inflation.

The continued spread of COVID‐19 globally and other future public health crises could materially and adversely impact the Company's business, including without limitation, employee health, workforce availability and productivity, limitations on travel, supply chain disruptions, increased insurance premiums, increased costs and reduced efficiencies, the availability of industry experts and personnel, restrictions on the Company's exploration and drilling programs and/or the timing to process drill and other metallurgical testing and the slowdown or temporary suspension of operations at some or all of the Company's properties. Although the Company has the capacity to continue certain administrative functions remotely, many other functions, including mining operations, cannot be conducted remotely.

The Company continues to monitor the evolution of the COVID-19 pandemic and applies operational and safety procedures in accordance with guidelines outlined in the jurisdictions in which it operates. As the COVID-19 global pandemic is dynamic and, given that the ultimate duration and severity of the pandemic remains uncertain, the impact of COVID-19 on the Company's operations, exploration and development activities cannot be reasonably estimated with a high level of certainty. A local outbreak, the occurrence of new variants or changes in government health orders remains a significant risk.

Ukraine-Russia Conflict

As the conflict in Ukraine continues to develop, the Company's business could be materially adversely affected by increased commodity prices and supply-chain disruptions. Oil and gas prices have increased rapidly due to the ongoing conflict and the escalating sanctions threatened or imposed by several nations against Russia and Russian oil and gas exports have added to global uncertainty. In the event that the Ukraine-Russia conflict escalates and expands to other nations, such a shift in the conflict could result in a global economic downturn that could adversely affect the Company's business. The Company cannot accurately predict the impact that the ongoing conflict in Ukraine will have on its financial position or operations.

Endeavour Silver Corp.

Interest Rate Risk

Increases to benchmark interest rates may have an impact on any debt financing the Company may negotiate, resulting in reduced amounts available to fund the Company's exploration, development and production activities and could negatively impact the market price of its common shares and/or the price of gold or silver, which could have a material adverse effect on the Company's operations and financial condition.

Precious and Base Metal Price Fluctuations

The Company's revenue is primarily dependent on the sale of silver and gold and movements in the spot price of silver or gold may have a direct and immediate impact on the Company's income and the value of related financial instruments. The Company's sales are directly dependent on commodity prices. Metal prices have historically fluctuated widely and are affected by numerous factors beyond the Company's control including international economic and political trends, expectations for inflation, currency exchange rate fluctuations, interest rates, global and regional supply and demand, consumption patterns, speculative market activities, worldwide production and inventory levels, and sales programs by central banks.  The exact effect of these factors on metal prices cannot be accurately predicted. Declining market prices for these metals could materially adversely affect the Company's operations and profitability and could affect the Company's ability to finance the exploration and development of any of the Company's other mineral properties.

Fluctuations in the Price of Consumed Commodities

Prices and availability of commodities consumed or used in connection with exploration, development and mining, such as natural gas, diesel, oil, electricity, cyanide and other re-agents, fluctuate and affect the Company's operations and financial condition. These fluctuations can be unpredictable, can occur over short periods of time and may have a materially adverse impact on the Company's operating costs or the timing and costs of various projects. The Company's general policy is not to hedge its exposure to changes in prices of the commodities that its uses in its operations.

Foreign Exchange Rate Fluctuations

Operations in Mexico, Chile, USA and Canada are subject to foreign currency exchange fluctuations. The Company raises its funds through equity issuances which are priced in Canadian or United States dollars, and the majority of the exploration costs of the Company are denominated in United States dollars, Mexican pesos and Chilean pesos. The Company may suffer losses due to adverse foreign currency fluctuations.

Competitive Conditions

Significant competition exists for natural resource acquisition opportunities. As a result of this competition, some of which is with large, well established mining companies with substantial capabilities and significant financial and technical resources, the Company may be unable to either compete for or acquire rights to exploit additional attractive mining properties on terms it considers acceptable. Accordingly, there can be no assurance that the Company will be able to acquire any interest in additional projects that would yield resources, reserves or results for commercial mining operations and failure to do so could have a material adverse effect on the Company's business, financial condition or results of operations.

Endeavour Silver Corp.

Operating Hazards and Risks

Mining operations generally involve a high degree of risk, which even a combination of experience, knowledge and careful evaluation may not be able to overcome. These risks include, but are not limited to, the following: environmental hazards and catastrophes, industrial accidents and explosions, third party accidents, unusual or unexpected geological structures or formations, failure of engineered structures, inaccurate mineral modelling, metallurgical and other processing problems, remote locations and inadequate infrastructure, equipment failure, changes in the costs of consumables, power outages, fires, labour shortages and disruptions (including due to public health issues or strikes), floods, cave-ins, land-slides, acts of God, periodic interruptions due to inclement or hazardous weather conditions, earthquakes, war, rebellion, organized crime, revolution, delays in transportation, inaccessibility to property, restrictions of courts and/or government authorities, other restrictive matters beyond the reasonable control of the Company, and the inability to obtain suitable or adequate machinery, equipment or labour and other risks involved in the operation of mines.

Operations in which the Company has a direct or indirect interest will be subject to all the hazards and risks normally incidental to exploration, development and production of precious and base metals, any of which could result in work stoppages, delayed production and resultant losses, increased production costs, asset write downs, monetary losses, damage to or destruction of mines and other producing facilities, damage to life and property, environmental damage and possible legal liability for any or all damages. The Company may become subject to liability for pollution, cave-ins or hazards against which it cannot insure or against which it may elect not to insure. Any compensation for such liabilities may have a material, adverse effect on the Company's financial position.

The Company's property, business interruption and liability insurance may not provide sufficient coverage for losses related to these or other hazards. Insurance against certain risks, including certain liabilities for environmental pollution, may not be available to the Company or to other companies within the industry at reasonable terms or at all. In addition, the Company's insurance coverage may not continue to be available at economically feasible premiums, or at all. Any such event could have a material adverse effect on the Company's business.

Mining Operations

The capital costs required by the Company's projects may be significantly higher than anticipated. Capital and operating costs, production and economic returns, and other estimates contained in the Company's current technical reports, may differ significantly from those provided for in future studies and estimates and from management guidance, and there can be no assurance that the Company's actual capital and operating costs will not be higher than currently anticipated. In addition, delays to construction and exploration schedules may negatively impact the net present value and internal rates of return of the Company's mineral properties as set forth in the applicable technical report. Similarly, there can be no assurance that historical rates of production, grades of ore processed, rates of recoveries or mining cash costs will not experience fluctuations or differ significantly from current levels over the course of the mining operations conducted by the Company. Failure to achieve production or cost estimates, or increases in costs, could have a material adverse effect on the Company's future cash flows, earnings, results of operations and financial condition.  There can be no assurance that the Company will be able to continue to extend the production from its current operations through exploration and drilling programs.

Endeavour Silver Corp.

Infrastructure

Mining, processing, development and exploration activities depend, to one degree or another, on adequate infrastructure. Reliable roads, bridges, power sources and water supply are important determinants, which affect capital and operating costs. The lack of availability on acceptable terms or the delay in the availability of any one or more of these items could prevent or delay exploration, exploitation or development of the Company's projects. If adequate infrastructure is not available in a timely manner, there can be no assurance that the exploitation or development of the Company's projects will be commenced or completed on a timely basis, if at all or that the resulting operations will achieve the anticipated production volume, or that the construction costs and ongoing operating costs associated with the exploitation and/or development of the Company's advanced projects will not be higher than anticipated. In addition, unusual or infrequent weather phenomena, sabotage, vandalism, government or other interference in the maintenance or provision of such infrastructure could adversely affect the Company's operations and profitability.

While the Company believes that it has adequate infrastructure to support current operations, future developments could limit the availability of certain aspects of the infrastructure. The Company could be adversely affected by the need for new infrastructure. There can be no guarantee that the Company will be successful in maintaining adequate infrastructure for its operations which could adversely affect the Company's business, operations and profitability.

Future increases in metal prices may lead to renewed increases in demand for exploration, development and construction services and equipment used in mineral exploration and development activities. Such increases could result in delays if services or equipment cannot be obtained in a timely manner due to inadequate availability and may cause delays due to the need to coordinate the availability of services or equipment, any of which could materially decrease project exploration and development and/or increase production costs and limit profits.

Exploration and Development

There is no assurance that the Company's exploration and development programs and properties will result in the discovery, development or production of a commercially viable ore body or yield new reserves to replace or expand current reserves.

The business of exploration for minerals and mining involves a high degree of risk. Few properties that are explored are ultimately developed into producing mines. At this time, other than the mineral reserves on the Company's Guanaceví Mines Project, Bolañitos Mines Project and Terronera property, none of the Company's properties have any defined ore-bodies with reserves.

Substantial expenditures are required to discover an ore-body, to establish reserves, to identify the appropriate metallurgical processes to extract metal from ore, and to develop the mining and processing facilities and infrastructure.  The economics of developing silver, gold and other mineral properties are affected by many factors including the accuracy of mineral resource and resource estimates, metal recoveries, capital and operating costs, variations of the tonnage and grade of ore mined, fluctuating mineral markets, the proximity and capacity of milling and smelting facilities, the availability and cost of skilled labour, and such other factors as government regulations, including regulations relating to royalties, allowable production, importing and exporting of minerals and environmental protection.  The Company is also subject to the risks associated with establishing mining operations including the potential for labour unrest, potential increases in cost structures due to changes in the cost of consumables, and construction and development costs exceeding the Company's forecasted costs.  Development projects are also subject to the successful completion of economic evaluations or feasibility studies, issuance of necessary governmental permits and availability of adequate financing. Depending on the prices of silver, gold or other minerals produced, the Company may determine that it is impractical to commence or continue commercial production.

Endeavour Silver Corp.

In order to commence exploitation of certain properties presently held under exploration concessions, it is necessary for the Company to apply for an exploitation concession. There can be no guarantee that such a concession will be granted. Unsuccessful exploration or development programs could have a material adverse impact on the Company's operations and profitability.

Estimation of Mineral Reserves and Resources and Precious Metal Recoveries

There is a degree of uncertainty attributable to the calculation and estimation of mineral reserves and resources and their corresponding metal grades to be mined and recovered. Until reserves or resources are actually mined and processed, the quantities of mineralization and metal grades must be considered as estimates only. Any material change in the quantity of mineral reserves, mineral resources, grades and recoveries may affect the economic viability of the Company's properties. Mineral reserves with respect to the Company's properties have been calculated on the basis of economic factors at the time of calculation.  Any subsequent variations in such factors may have an impact on the amount of the Company's mineral reserves.  In addition, there can be no assurance that silver and gold recoveries or other metal recoveries in small scale laboratory tests will be duplicated in larger scale tests under on‐site conditions or during production, or that the existing known and experienced recoveries will continue.

Decreases in the Market Price of Silver or Gold may render the Mining of Reserves Uneconomic

The mineral resource and reserve figures included in this AIF and the documents incorporated by reference have been estimated on the basis of economic factors at the time of estimation and no assurance can be given that the indicated level of silver and gold will be produced. Factors such as metal price fluctuations, increased production costs and reduced recovery rates may render the present proven and probable reserves unprofitable to develop at a particular site or sites for periods of time.  Depending on metal prices, projected cash flow from planned mining operations may not be sufficient and the Company could be forced to discontinue operations or development at some of its properties or may be forced to sell some of its properties.  Future production from the Company's mining properties is dependent on metal prices that are adequate to make these properties economic.  Furthermore, mineral reserve and resource estimations and life-of-mine plans using significantly lower metal prices could result in material write‐downs of the Company's investment in mineral properties and increased amortization, reclamation and closure charges. In addition, declining metal prices may impact operations by requiring a reassessment of the feasibility of a particular project.  Even if the project is ultimately determined to be economically viable, the need to conduct such a reassessment may cause substantial delays or may interrupt operations until the reassessment can be completed.

Economic Conditions for Mining

Global financial markets are experiencing extreme volatility as a result of the ongoing COVID-19 pandemic, the Ukraine-Russia conflict, inflation, interest rate increases and the recent bank failures in the US and Europe.  Events in global financial markets, and the volatility of global financial conditions, will continue to have an impact on the global economy. Many industries, including the mining sector, are impacted by market conditions. Some of the key impacts of financial market turmoil include devaluations and high volatility in global equity, commodity, foreign exchange and precious metal markets and a lack of market liquidity. Financial institutions and large corporations may be forced into bankruptcy or need to be rescued by government authorities. Access to financing may also be negatively impacted by future liquidity crises throughout the world. These factors may impact the Company's ability to obtain equity or debt financing and, where available, to obtain such financing on terms favorable to the Company.

Increased levels of volatility and market turmoil could have an adverse impact on the Company's operations and planned growth and the trading price of the securities of the Company may be adversely affected.

The Company assesses the carrying values of its mineral properties on a quarterly basis.

Endeavour Silver Corp.

Substantial Volatility of Share Price

The market prices for the securities of mining companies, including the Company's securities, have historically been highly volatile. The market has from time to time experienced significant price and volume fluctuations that are unrelated to the operating performance of any particular company. In addition, because of the nature of the Company's business, certain factors such as announcements and the public's reaction, the Company's operating performance and the performance of competitors and other similar companies, fluctuations in the market prices of resources, government regulations, changes in earnings estimates or recommendations by research analysts who track the Company's securities or securities of other companies in the resource sector, general market conditions, announcements relating to litigation, acquisitions or sales, equity financings by the Company, the arrival or departure of key personnel and the risk factors described in this AIF can have an adverse impact on the market price of the Company's common shares.

Any negative change in the public's perception of Endeavour's prospects could cause the price of the Company's securities, including the price of its common shares, to decrease dramatically. Furthermore, any negative change in the public's perception of the prospects of mining companies in general could depress the price of the Company's securities, including the price of its common shares, regardless of the Company's results. Following declines in the market price of a company's securities, securities class-action litigation is often instituted. Litigation of this type, if instituted, could result in substantial costs and a diversion of management's attention and resources.

Need for Additional Financing

The Company's current cash and cash-flows may not be sufficient to pursue additional exploration, development or discovery of additional reserves, extension to life-of-mines or new acquisitions and, the Company may require additional financing. Additional financing may not be available on acceptable terms, if at all. The Company may need additional financing by way of private or public offerings of equity or debt or the sale of project or property interests in order to have sufficient working capital for its business objectives, as well as for general working capital purposes.

The success and the pricing of any such capital raising and/or debt financing will be dependent upon the prevailing market conditions at that time. There can be no assurance that financing will be available to the Company or, if it is available, that it will be offered on acceptable terms. If additional financing is raised through the issuance of equity or convertible debt securities of the Company, this may negatively impact the price of the Company's common shares and could result in dilution to shareholders and the interests of shareholders in the net assets of the Company may be diluted.

Replacement of Reserves and Resources

The Guanaceví and Bolañitos mines are the Company's only current sources of mineral production. Current life-of-mine plans provide for a defined production life for mining at the Company's mines.  The Company's operating mines have expected lives of three to four years based on current proven and probable reserves, current production levels and managements estimated conversion of resources to reserves. If the Company's mineral reserves and resources are not replaced either by the development or discovery of additional reserves and/or extension of the life-of-mine at its current operating mines or through the acquisition or development of an additional producing mine, this could have an adverse impact on the Company's future cash flows, earnings, financial performance and financial condition, including as a result of requirements to expend funds for reclamation and decommissioning.

Endeavour Silver Corp.

Acquisition Strategy

As part of the Company's business strategy, it has sought and will continue to seek new exploration, mining and development opportunities in the mining industry with a focus on silver and gold. In pursuit of such opportunities, it may fail to select appropriate acquisition candidates, negotiate appropriate acquisition terms, conduct sufficient due diligence to determine all related liabilities or to negotiate favourable financing terms. The Company cannot assure that it can complete any acquisition or business arrangement that it pursues, or is pursuing, on favourable terms, or that any acquisitions or business arrangements completed will ultimately benefit its business.

Any future acquisitions would be accompanied by risks, such as a significant decline in the relevant metal price after the Company commits to complete an acquisition on certain terms; the quality of the mineral deposit acquired proving to be lower than expected; the difficulty of assimilating the operations and personnel of any acquired companies; the potential disruption of its ongoing business; the inability of management to realize anticipated synergies and maximize its financial and strategic position; the failure to maintain uniform standards, controls, procedures and policies; and the potential for unknown or unanticipated liabilities associated with acquired assets and businesses, including tax, environmental or other liabilities. The attention required from the Company's management team may detract from the Company's day-to-day operations.  There can be no assurance that any business or assets acquired in the future will prove to be profitable, that the Company will be able to integrate the acquired businesses or assets successfully or that the Company will identify all potential liabilities during the course of due diligence. Any of these factors could have a material adverse effect on its business, expansion, results of operations and financial condition.

Future acquisitions by the Company may be completed through the issuance of equity, in which case the interests of shareholders in the net assets of the Company may be diluted.

Foreign Operations

The Company's operations are currently conducted through subsidiaries principally in Mexico and secondarily in Chile and the USA. As such, its operations are exposed to various levels of political, economic and other risks and uncertainties which could result in work stoppages, blockades of the Company's mining operations and appropriation of assets. Some of the Company's operations are located in areas where Mexican drug cartels operate. These risks and uncertainties vary from region to region and include, but are not limited to, terrorism; hostage taking; local drug gang activities; military repression; expropriation; extreme fluctuations in currency exchange rates; changes in royalty regimes, including the elimination of tax exemptions; underdeveloped industrial and economic infrastructure; unenforceability of judgements; high rates of inflation; labour unrest; the risks of war or civil unrest; renegotiation or nullification of existing concessions, licenses, permits and contracts; illegal mining; changes in taxation policies; restrictions on foreign exchange and repatriation; and changing political conditions arising from changes in government and otherwise, currency controls, import and export regulations and governmental regulations that favour or require the awarding of contracts to local contractors or require foreign contractors to employ citizens of, or purchase supplies from, a particular jurisdiction.

Local opposition to mine development projects could arise in Mexico, and such opposition could be violent. If the Company were to experience resistance or unrest in connection with its Mexican operations, it could have a material adverse effect on its operations and profitability. To the extent the Company acquires mineral properties in jurisdictions other than Mexico, it may be subject to similar and additional risks with respect to its operations in those jurisdictions.

Endeavour Silver Corp.

Government Regulation

The Company's operations, exploration and development activities are subject to extensive foreign federal, state and local laws and regulations governing such matters as environmental protection, management and use of toxic substances and explosives, management of natural resources, health, exploration and development of mines, production and post-closure reclamation, safety and labour, mining law reform, price controls, import and export laws, taxation, maintenance of claims, land use, land claims of local people, tenure, government royalties and expropriation of property.

Such laws and regulations may require the Company to obtain licenses and permits from various governmental authorities. The costs associated with compliance with these laws and regulations are substantial.  Failure to comply with applicable laws and regulations, including licensing and permitting requirements, may result in civil or criminal fines, penalties or enforcement actions, including orders issued by regulatory or judicial authorities enjoining or curtailing operations, requiring corrective measures, requiring the installation of additional equipment, requiring remedial actions or imposing additional local or foreign parties as joint venture partners, any of which could result in significant expenditures or loss of income by the Company.

Moreover, these laws and regulations may allow governmental authorities and private parties to bring lawsuits based upon damages to property and injury to persons resulting from the environmental, health and safety practices of the Company's past and current operations, or possibly even those actions of parties from whom the Company acquired its mines or properties, and could lead to the imposition of substantial fines, penalties or other civil or criminal sanctions. The Company retains competent and well trained individuals and consultants in jurisdictions in which it does business, however, even with the application of considerable skill the Company may inadvertently fail to comply with certain laws. Such events can lead to financial restatements, fines, penalties and other material negative impacts on the Company.

The Company's income and its mining, exploration and development projects, could be adversely affected by amendments to such laws and regulations, by future laws and regulations, by more stringent enforcement of current laws and regulations, by changes in the policies of Mexico and other applicable jurisdictions affecting investment, mining and repatriation of financial assets, by shifts in political attitudes in Mexico and by exchange controls and currency fluctuations. To the extent the Company acquires mineral properties in jurisdictions other than Mexico, it may be subject to similar and additional risks with respect to its operations in those jurisdictions. The effect, if any, of these factors cannot be accurately predicted.

The costs of discovering, evaluating, planning, designing, developing, constructing, operating and closing the Company's mining, exploration and development activities and operations in compliance with such laws and regulations are significant. It is possible that the costs and delays associated with compliance with such laws and regulations, and new taxes, could become such that the Company would not proceed with mining, exploration and development at one or more of its properties. Moreover, it is possible that future regulatory developments, such as increasingly strict environmental protection laws, regulations and enforcement policies thereunder, and claims for damages to property and persons resulting from the Company's mining, exploration and development projects could result in substantial costs and liabilities for the Company, such that the Company would halt or not proceed with mining, exploration and development at one or more of its properties

Endeavour Silver Corp.

Taxation in Multiple Jurisdictions

In the normal course of business, the Company is subject to assessment by taxation authorities in various jurisdictions. Income tax provisions and income tax filing positions require estimates and interpretations of income tax rules and regulations of the various jurisdictions in which the Company operates and judgments as to their interpretation and application to the Company's specific situation. The Company's business and operations of the business and operations of its subsidiaries is complex, and the Company has, historically, undertaken a number of significant financings, acquisitions and other material transactions. The computation of income taxes payable as a result of these transactions involves many complex factors as well as the Company's interpretation of, and compliance with, relevant tax legislation and regulations. While the Company's management believes that the provision for income tax is appropriate and in accordance with IFRS and applicable legislation and regulations, tax filing positions are subject to review and adjustment by taxation authorities, which may challenge the Company's interpretation of the applicable tax legislation and regulations.  Any review or adjustment may have a material adverse effect on the Company's financial condition.

The introduction of new tax laws, tax reforms, regulations or rules, or changes to, or differing interpretation of, or application of, existing tax laws, regulations or rules in Canada, the USA, México, or Chile or any other countries in which the Company's subsidiaries may be located, or to which shipments of products are made, could result in an increase in the Company's taxes payable, or other governmental charges, interest and penalties, duties or impositions. No assurance can be given that new tax laws, tax reforms, regulations or rules will not be enacted or that existing tax laws, regulations or rules will not be changed, interpreted or applied in a manner which could result in the Company's profits being subject to additional taxation, interest and penalties, or which could otherwise have a material adverse effect on the Company.

Obtaining and Renewing Government Permits

In the ordinary course of business, the Company is required to obtain and renew government permits for the operation and expansion of existing operations or for the development, construction and commencement of new operations. Obtaining or renewing the necessary governmental permits is a complex and time-consuming process involving numerous jurisdictions and possibly involving public hearings and costly undertakings on the Company's part. The duration and success of the Company's efforts to obtain and renew permits are contingent upon many variables not within its control including the interpretation of applicable requirements implemented by the permitting authority. Further, there can be no assurance that the Company will be able to obtain or maintain all necessary licenses and permits that may be required to carry out exploration, development and mining operations at the Company's projects.

The Company may not be able to obtain or renew permits that are necessary to its operations, or the cost to obtain or renew permits may exceed what the Company believes it can recover from a given property once in production.  Any unexpected delays or costs associated with the permitting process could delay the development or impede the operation of a mine, which could adversely impact the Company's operations and profitability.

Endeavour Silver Corp.

Environmental, Health and Safety Regulations

The Company's operations are subject to extensive laws and regulations governing the protection of the environment, natural resources and human health.  These laws address, among other things, emissions into the air, discharges into water, management of waste, management of hazardous substances, protection of natural resources, antiquities and endangered species, reclamation of lands disturbed by mining operations, and employee safety and health. The Company is required to obtain governmental permits and, in some instances, provide bonding requirements under federal, state or provincial air, water quality, and mine reclamation rules and permits. Although the Company makes provisions for reclamation costs, it cannot be assured that these provisions will be adequate to discharge the Company's future obligations for these costs. Violations of environmental, health and safety laws may be subject to civil sanctions and, in some cases, criminal sanctions, including the suspension or revocation of permits. While responsible environmental, health and safety stewardship is one of the Company's core values, there can be no assurance that it has been or will be at all times in complete compliance with such laws, regulations and permits, or that the costs of complying with current and future environmental laws and permits will not materially and adversely affect the Company's business, results of operations or financial condition.

Under certain environmental laws, the Company could be held jointly and severally liable for removal or remediation of any hazardous substance contamination at its current, former and future properties, at nearby properties, or at other third-party sites where the Company's wastes may have migrated or been disposed. The Company could also be held liable for damages to natural resources resulting from hazardous substance contamination. Additionally, environmental laws in some of the countries in which the Company operates require that the Company periodically perform environmental impact studies at the Company's mines. The Company cannot guarantee that these studies will not reveal environmental impacts that would require the Company to make significant capital outlays or cause material changes or delays in its intended activities, any of which could adversely affect the Company's business.

There has also been increased global attention and the introduction of regulations restricting or prohibiting the use of cyanide and other hazardous substances in mineral processing activities. If legislation restricting or prohibiting the use of cyanide were to be adopted in a region in which the Company relies on the use of cyanide, it would have a significant adverse impact on the Company's results of operations and financial condition as there are few, if any, substitutes for cyanide in extracting metals from certain types of ore.

The failure to comply with environmental laws and regulations or liabilities related to hazardous substance contamination could result in project development delays, material financial impacts or other material impacts to the Company's projects and activities, fines, penalties, lawsuits by the government or private parties, or material capital expenditures. Environmental legislation in many countries is evolving and the trend has been towards stricter standards and enforcement, increased fines and penalties for noncompliance, more stringent environmental assessments of proposed projects, and increasing responsibility for companies and their officers, directors and employees. Future changes in these laws or regulations could have a significant adverse impact on some portion of the Company's business, causing the Company to re-evaluate those activities at that time.

Environmental hazards that may have been caused by previous or existing owners or operators may exist on the Company's mineral properties, but are unknown to the Company at present.

Mine Closure and Reclamation

Mine closure and reclamation involves long‐term management of permanent engineered structures, achievement of environmental closure standards, orderly termination of employees and contractors and ultimately relinquishment of the site. The successful completion of these and other associated tasks is dependent on sufficient financial resources and the ability to successfully implement negotiated agreements with relevant governmental authorities, communities, unions, employees and other stakeholders. Over the last several years, such requirements have been changing, with increasing obligations imposed in many jurisdictions.

Endeavour Silver Corp.

In order to carry out reclamation and mine closure obligations imposed on the Company in connection with its exploration, potential development and production activities, the Company must allocate financial resources that might otherwise be spent on further exploration and development programs, including providing the appropriate regulatory authorities with reclamation financial assurance. The amount and nature of the financial assurance are dependent upon a number of factors, including the Company's financial condition and reclamation cost estimates. Changes to these amounts, as well as the nature of the collateral to be provided, could significantly increase the Company's costs, making the maintenance and development of existing and new mines less economically feasible. To the extent that the value of the collateral provided to the regulatory authorities is or becomes insufficient to cover the amount of financial assurance the Company is required to post, the Company would be required to replace or supplement the existing security with more expensive forms of security, which might include cash deposits, which would reduce the Company's cash available for operations and financing activities. There can be no guarantee that the Company will be able to maintain or add to the Company's current level of financial assurance. The Company may not have sufficient capital resources to further supplement the Company's existing security.

Certain of the Company's mineral properties have been subject to historic mining operations and certain of the mineral properties that were historically mined by the Company are subject to remediation obligations. In addition, the actual costs of reclamation and mine closure are uncertain and planned expenditures may differ from the actual expenditures required. Therefore, the amount that the Company is required to spend could be materially higher than current estimates. Any additional amounts required to be spent on reclamation and mine closure may have an adverse effect on the Company's financial position and results of operations and may cause the Company to alter the Company's operations.

Climate Change

A number of governments have introduced or are moving to introduce climate change legislation and treaties at the international, national, state/provincial and local levels. Regulation relating to emission levels (such as carbon taxes) and energy efficiency is becoming more stringent.

Currently, a number of international and national measures to address or limit emissions are in various phases of discussion or implementation in the countries in which the Company operates. These or future measures could require the Company to reduce its direct emissions or energy use or to incur significant costs for emissions permits or taxes or have these costs or taxes passed on by electricity utilities which supply the Company's operations. The cost of compliance with environmental regulation and changes in environmental regulation have the potential to result in increased cost of operations, reducing the profitability of the Company's operations. The Company could also incur significant costs associated with capital equipment, emission monitoring and reporting and other obligations to comply with applicable requirements.  If the current regulatory trend continues, this may result in increased costs at some or all of the Company's operations.

The Company's operations could also be exposed to a number of physical risks from climate change, such as changes in rainfall rates, reduced water availability, higher temperatures and extreme weather events. Events or conditions such as flooding or inadequate water supplies could disrupt mining and transport operations, mineral processing and rehabilitation efforts, could create resource shortages and could damage the Company's property or equipment and increase health and safety risks on site. Such events or conditions could have other adverse effects on the Company's workforce and on the communities around the Company's mines, such as an increased risk of food insecurity, water scarcity and prevalence of disease. There can be no assurance that efforts to mitigate the risks of climate change will be effective and that the physical risks of climate change will not have an adverse effect on the Company's operations and profitability.

Endeavour Silver Corp.

Health and Safety Hazards

Workers involved in mining operations are subject to many inherent health and safety risks and hazards, including, but not limited to, contraction of COVID‐19, rock bursts, cave‐ins, floods, falls of ground, tailings dam failures, chemical hazards, mineral dust and gases, use of explosives, noise, electricity and moving equipment (especially heavy equipment) and slips and falls, which could result in occupational illness or health issues, personal injury, and loss of life, and/or facility and workforce evacuation. These risks cannot be eliminated and may adversely affect the Company's reputation, business and future operations.

Title to Assets

Although the Company has or will receive title opinions for any properties in which it has a material interest, there is no guarantee that title to such properties will not be challenged or impugned. The Company has not conducted surveys of the claims in which it holds direct or indirect interests and, therefore, the precise area and location of such claims may be in doubt. The Company's claims may be subject to prior unregistered agreements, transfers or indigenous peoples' land claims and title may be affected by unidentified or unknown defects.

The Company has conducted as thorough an investigation as possible on the title of properties that it has acquired or will be acquiring to be certain that there are no other claims or agreements that could affect its title to the concessions or claims. If title to the Company's properties is disputed, it may result in the Company paying substantial costs to settle the dispute or clear title and could result in the loss of the property, which events may affect the economic viability of the Company.

Indigenous Peoples' Title Claims

Some of the Company's properties may be subject to the rights or the asserted rights of various community stakeholders, including indigenous peoples. The presence of community stakeholders may impact the Company's ability to develop or operate its mining properties and projects or to conduct exploration activities. Accordingly, the Company is subject to the risk that one or more groups may oppose the continued operation, further development, or new development or exploration of the Company's current or future mining properties and projects. Such opposition may be directed through legal or administrative proceedings, or through protests or other campaigns against the Company's activities. Governments in many jurisdictions must consult with, or require the Company to consult with, indigenous peoples with respect to grants of mineral rights and the issuance or amendment of project authorizations and permits, pursuant to various international and national laws, codes, resolutions, conventions and guidelines.

Consultation and other rights of indigenous peoples may require accommodation including undertakings regarding employment, royalty payments and other matters. This may affect the Company's ability to acquire within a reasonable time effective mineral titles, permits or licenses in these jurisdictions, including in some parts of the United States, Mexico and Chile in which title or other rights are claimed by indigenous peoples, and may affect the timetable and costs of development and operation of the Company's mineral properties in these jurisdictions. In addition, the risk of unforeseen title claims by indigenous peoples could affect existing operations and development projects. These legal requirements may also affect the Company's ability to expand or transfer existing operations or to develop new projects.

Endeavour Silver Corp.

Employee Recruitment and Retention

Recruiting and retaining qualified personnel is critical to the Company's success.  The Company is dependent on the services of key executives including the Company's Chief Executive Officer, Chief Operating Officer, Chief Financial Officer and other highly skilled and experienced executives and personnel focused on managing the Company's interests. The number of persons skilled in acquisition, exploration, development and operation of mining properties are limited and competition for such persons is intense. As the Company's business activity grows, the Company will require additional key financial, administrative and mining personnel as well as additional operations staff.  There can be no assurance that the Company will be successful in attracting, training and retaining qualified personnel.  If the Company is not able to attract, hire and retain qualified personnel, the efficiency of the Company's operations could be impaired, which could have an adverse impact on the Company's future cash flows, earnings, financial performance and financial condition. The lack of availability of qualified personnel may also cause the Company to experience increases in recruiting and training costs and decreases in operating efficiency, productivity and profit margins.

Community Relations

The Company's relationships with the communities in which the Company operates are critical to ensuring the future success of existing operations and the construction and development of future projects. There is an increasing level of public interest worldwide relating to the perceived effect of mining activities on the environment and on communities impacted by such activities. Certain non-governmental organizations ("NGO"), some of which oppose globalization and resource development, are often vocal critics and attempt to interfere with the mining industry and its practices, including the use of cyanide and other hazardous substances in processing activities. Adverse publicity generated by such NGOs or others related to extractive industries generally, or their operations specifically, could have an adverse effect on the Company's reputation or financial condition and may impact the Company's relationship with the communities in which it operates. While the Company believes that it operates in a socially responsible manner, there is no guarantee that the Company's efforts in this respect will mitigate this potential risk.

Potential Conflicts of Interest

The directors and officers of the Company may serve as directors and/or officers of other public and private companies, and may devote a portion of their time to manage other business interests. This may result in certain conflicts of interest.

To the extent that such other companies may participate in ventures in which the Company is also participating, such directors and officers of the Company may have a conflict of interest. The laws of British Columbia, Canada, require the directors and officers to act honestly, in good faith, and in the best interests of the Company and its shareholders. However, in conflict of interest situations, directors and officers of the Company may owe the same duty to another company and will need to balance the competing obligations and liabilities of their actions.

There is no assurance that the needs of the Company will receive priority in all cases. From time to time, several companies may participate together in the acquisition, exploration and development of natural resource properties, thereby allowing these companies to: (i) participate in larger properties and programs; (ii) acquire an interest in a greater number of properties and programs; and (iii) reduce their financial exposure to any one property or program. A particular company may assign, at its cost, all or a portion of its interests in a particular program to another affiliated company due to the financial position of the company making the assignment.

Endeavour Silver Corp.

In determining whether or not the Company will participate in a particular program and the interest therein to be acquired by it, it is expected that the directors and officers of the Company will primarily consider the degree of risk to which the Company may be exposed and its financial position at that time. If a conflict of interest arises, any director in a conflict is required to disclose his or her interest and abstain from voting on such matter. Such conflicts of the Company's directors and officers may result in a material and adverse effect on the Company's profitability, results of operation and financial condition. As a result of these conflicts of interest, the Company may miss the opportunity to participate in certain transactions, which may have a material adverse effect on the Company's financial position.

Third Party Reliance

The Company's rights to acquire interests in certain mineral properties have been granted by third parties who themselves may hold only an option to acquire such properties. As a result, the Company may have no direct contractual relationship with the underlying property holder.

Dilution

The Company may issue and sell additional securities of the Company from time to time. The Company cannot predict the size of future issuances of securities of the Company or the effect, if any, that future issuances and sales of securities will have on the market price of any securities of the Company that are issued and outstanding from time to time. Sales or issuances of substantial amounts of securities of the Company, or the perception that such sales could occur, may adversely affect prevailing market prices for the securities of the Company that are issued and outstanding from time to time. With any additional sale or issuance of securities of the Company, holders will suffer dilution with respect to voting power and may experience dilution in the Company's earnings per share.

Differences in U.S. and Canadian reporting of mineral reserves and resources

The Company's mineral reserve and resource estimates are not directly comparable to those made in filings subject to SEC reporting and disclosure requirements as the Company generally reports mineral reserves and resources in accordance with Canadian practices. These practices are different from those used to report mineral reserve and resource estimates in reports and other materials filed with the SEC.

Accordingly, information concerning descriptions of mineralization, reserves and resources contained in this AIF, or in the documents incorporated herein by reference, may not be comparable to information made public by United States companies subject to the reporting and disclosure requirements of the SEC.

Financial Reporting Standards

The Company prepares its financial reports in accordance with IFRS. In preparation of financial reports, management may need to rely upon assumptions, make estimates or use their best judgment in determining the financial condition of the Company. Significant accounting policies are described in more detail in the Company's audited financial statements.  In order to have a reasonable level of assurance that financial transactions are properly authorized, assets are safeguarded against unauthorized or improper use, and transactions are properly recorded and reported, the Company has implemented and continues to analyze its internal control systems for financial reporting. Although the Company believes its financial reporting and financial statements are prepared with reasonable safeguards to ensure reliability, the Company cannot provide absolute assurance.

Endeavour Silver Corp.

Material weaknesses in the internal control over financial reporting

The Company documented and tested, during its most recent fiscal year, its internal control procedures in order to satisfy the requirements of Section 404 of the U.S. Sarbanes-Oxley Act ("SOX") which requires an annual assessment by management of the effectiveness of the Company's internal control over financial reporting and an attestation report by the Company's independent auditor addressing this assessment. The Company may fail to achieve and maintain the adequacy of its internal control over financial reporting as such standards are modified, supplemented, or amended from time to time, and the Company may not be able to ensure that it can conclude on an ongoing basis that it has effective internal control over financial reporting in accordance with Section 404 of SOX. The Company's failure to satisfy the requirements of Section 404 of SOX on an ongoing, timely basis could result in the loss of investor confidence in the reliability of the Company's financial statements, which in turn could harm the business and negatively affect the trading price of the Company's common shares. In addition, any failure to implement required new or improved controls, or difficulties encountered in their implementation, could harm the Company's operating results or cause us to fail to meet reporting obligations.

Future acquisitions of companies may also provide the Company with challenges in implementing the required processes, procedures and controls in its acquired operations. Acquired companies may not have disclosure controls and procedures or internal control over financial reporting that are as thorough or effective as those required by securities laws currently applicable to the Company.

No evaluation can provide complete assurance that the internal control over financial reporting will detect or uncover all failures of persons within the Company to disclose material information required to be reported. The effectiveness of the Company's controls and procedures could also be limited by simple errors or faulty judgments. In addition, as the Company expands, the challenges involved in implementing appropriate internal control over financial reporting will increase and will require that it continue to improve the internal control over financial reporting. Although the Company intends to devote substantial time and incur substantial costs, as necessary, to ensure ongoing compliance, it cannot be certain that it will be successful in complying with Section 404 of SOX.

As a "foreign private issuer", the Company is exempt from Section 14 proxy rules and Section 16 of the Securities Exchange Act of 1934

The Company is a "foreign private issuer" as defined in Rule 3b-4 under the United States Securities Exchange Act of 1934, as amended (the "U.S. Exchange Act"). Equity securities of the Company are accordingly exempt from Sections 14(a), 14(b), 14(c), 14(f) and 16 of the U.S. Exchange Act pursuant to Rule 3a12-3 of the U.S. Exchange Act.  Therefore, the Company is not required to file a Schedule 14A proxy statement in relation to the annual meeting of shareholders. The submission of proxy and annual meeting of shareholder information on Form 6-K may result in shareholders having less complete and timely information in connection with shareholder actions. The exemption from Section 16 rules regarding reports of beneficial ownership and purchases and sales of common shares by insiders and restrictions on insider trading in the Company's securities may result in shareholders having less data and there being fewer restrictions on insiders' activities in the Company's securities.

Claims under U.S. Securities Laws

The enforcement by investors of civil liabilities under the federal securities laws of the United States may be affected adversely by the fact that the Company is incorporated under the laws of British Columbia, Canada, that the independent chartered public accountants who have audited the Company's financial statements and some or all of the Company's directors and officers may be residents of Canada or elsewhere, and that all or a substantial portion of the Company's assets and said persons are located outside the United States. As a result, it may be difficult for holders of the Company's common shares to effect service of process within the United States upon people who are not residents of the United States or to realize in the United States upon judgments of courts of the United States predicated upon civil liabilities under the federal securities laws of the United States.

Endeavour Silver Corp.

Lack of Dividends

The Company has never declared or paid any dividends on the common shares. Endeavour intends, for the foreseeable future, to retain its future earnings, if any, to finance its exploration activities and further development and the expansion of the business.  The payment of future dividends, if any, will be reviewed periodically by the Board of Directors of Endeavour and will depend upon, among other things, conditions then existing including earnings, financial conditions, cash on hand, financial requirements to fund the Company's exploration activities, development and growth, and other factors that the Board may consider appropriate in the circumstances.

Financial Instruments

From time to time, the Company may use certain financial instruments to manage the risks associated with changes in silver prices, interest rates and foreign currency exchange rates. The use of financial instruments involves certain inherent risks including, among other things: (i) credit risk, the risk of default on amounts owing to the Company by the counterparties with which Company has entered into such transaction; (ii) market liquidity risk, the risk that the Company has entered into a position that cannot be closed out quickly, either by liquidating such financial instrument or by establishing an offsetting position; and (iii) unrealized mark-to-market risk, the risk that, in respect of certain financial instruments, an adverse change in market prices for commodities, currencies or interest rates will result in the Company incurring an unrealized mark-to-market loss in respect of such derivative products.  Volatility of external factors beyond the Company's control may result in substantial and permanent losses. Furthermore, to adequately reduce these risks to acceptable levels, available investment alternatives may result in limited or no return on these assets and any derivative which may be acquired in attempt to mitigate these risks may be ineffective.

Legal Proceedings

The Company is subject to various claims and legal proceedings, including adverse rulings in current or future litigation against the Company and/or its directors or officers, covering a wide range of matters that arise in the ordinary course of business activities. Each of these matters is subject to various uncertainties and it is possible that some of these matters may be resolved unfavorably to the Company, which may result in a material adverse impact on the Company's financial performance, cash flow or results of operations. The Company carries liability insurance coverage and establishes reserves for matters that are probable and can be reasonably estimated; however, there can be no guarantee that the amount of such coverage is sufficient to protect against all potential liabilities. In addition, the Company may be involved in disputes with other parties in the future that may result in litigation, which may have a material adverse impact on the Company's future cash flows, profitability, results of operations and financial condition.

Anti-Corruption and Anti-Bribery Laws

The Company's operations are governed by, and involve interactions with, various levels of government in foreign countries. The Company is required to comply with anti‐corruption and anti‐bribery laws, including the Corruption of Foreign Public Officials Act (Canada) and the Foreign Corrupt Practices Act (US) and similar laws in México and other jurisdictions in which it operates. In recent years, there has been a general increase in both the frequency of enforcement and the severity of penalties under such laws, resulting in greater scrutiny and punishment to companies convicted of violating anti‐corruption and anti‐bribery laws. A company may be found liable for violations by not only its employees, but also by its contractors and third-party agents. The Company's internal procedures and programs may not always be effective in ensuring that it, its employees, contractors or third-party agents will comply strictly with all such applicable laws. If the Company becomes subject to an enforcement action or is found to be in violation of such laws, this may have a material adverse effect on the Company's reputation, result in significant penalties or sanctions, and have a material adverse effect on the Company's operations.

Endeavour Silver Corp.

Compliance with Canada's Extractive Sector Transparency Measures Act

The Extractive Sector Transparency Measures Act (Canada) ("ESTMA") requires public disclosure of certain payments to governments by companies engaged in the commercial development of minerals which are publicly listed in Canada. Mandatory annual reporting is required for extractive companies with respect to payments made to foreign and domestic governments, including aboriginal groups.

ESTMA requires reporting on the payments of any taxes, royalties, fees, production entitlements, bonuses, dividends and infrastructure improvements. If the Company becomes subject to an enforcement action or is in violation of ESTMA, this may result in significant penalties or sanctions which may also have a material adverse effect on the Company's reputation.

Information Systems and Cyber Security

Our operations depend, in part, upon information technology systems. The Company's information technology systems are subject to disruption, damage or failure from a number of sources, including, but not limited to, hacking, computer viruses, security breaches, natural disasters, power loss, vandalism, theft and defects in design. Any of these and other events could result in information technology systems failures, operational delays, production downtimes, destruction or corruption of data, security breaches or other manipulation or improper use of the Company's data, systems and networks, any of which could have adverse effects on the Company's reputation, business, results of operations, financial condition and share price.

Our risk and exposure to these matters cannot be fully mitigated because of, among other things, the evolving nature of these threats. As a result, cyber security and the continued development and enhancement of controls, processes and practices designed to protect the Company's systems, computers, software, data and networks from attack, damage or unauthorized access remain a priority. As cyber threats continue to evolve, we may be required to expend additional resources to continue to modify or enhance protective measures or to investigate and remediate any security vulnerabilities.

4.3 Asset-Backed Securities Outstanding

The Company has not issued any asset-backed securities.

Endeavour Silver Corp.

4.4 Mineral Projects - Recent Developments

Summary of Mineral Reserves and Mineral Resources Estimates

The following tables summarize as at December 31, 2022 the Company's estimated mineral reserves and mineral resources on its material mineral properties and select non-material mineral properties, all of which are wholly owned.  Information in the following tables and the notes thereto are from the respective technical reports and include updates on operations at Guanaceví and Bolañitos that consider extraction of reserves and resources for the full calendar 2022 year and resources/reserves generated by additional drilling and/or development.

Silver-Gold Proven and Probable Reserves (as at December 31, 2022)
	Tonnes (000s)	Ag g/t	Au g/t	Ag Eq g/t	Ag oz (000s)	Au oz (000s)	Ag Eq oz (000s)
Proven
Guanaceví	311	527	1.45	643	5,274	14.5	6,435
Bolañitos	169	65	2.60	273	352	14.1	1,479
Total Proven	480	365	1.85	513	5,626	28.6	7,914
Probable
Guanaceví	690	408	1.09	495	9,052	24.3	10,995
Bolañitos	350	64	2.27	246	723	25.6	2,768
Terronera	7,380	197	2.25	374	46,707	534.0	88,834
Total Probable	8,420	209	2.16	379	56,482	583.9	102,597
Total Proven & Probable	8,900	217	2.14	386	62,108	612.5	110,511

Silver-Gold Measured and Indicated Resources (as at December 31, 2022)
	Tonnes (000s)	Ag g/t	Au g/t	Ag Eq g/t	Ag oz (000s)	Au oz (000s)	Ag Eq oz (000s)
Measured
Guanaceví	165	538	1.37	647	2,860	7.3	3,440
Bolañitos	91	75	3.24	334	219	9.4	974
Total Measured	256	374	2.03	537	3,079	16.7	4,414
Indicated
Guanaceví	446	335	0.79	399	4,813	11.3	5,720
Bolañitos	355	107	2.36	296	1,216	27.0	3,374
Parral	433	271	-	271	3,773	-	3,773
Total Indicated	1,234	247	0.97	324	9,802	38.3	12,866
Total Measured & Indicated	1,490	269	1.15	361	12,881	55.0	17,280

Silver-Gold Inferred Resources (as at December 31, 2022)
	Tonnes (000s)	Ag g/t	Au g/t	Ag Eq g/t	Ag oz (000s)	Au oz (000s)	Ag Eq oz (000s)
Inferred
Guanaceví	711	460	0.95	535	10,506	21.7	12,239
Bolañitos	1,230	143	2.11	312	5,642	83.4	12,315
Terronera	1058	212	2.50	400	7,214	85.0	13,601
Parral	3,180	322	0.21	339	32,938	21.7	34,677
Total Inferred	6,179	283	1.07	367	56,300	211.8	72,831

Endeavour Silver Corp.

Silver-Gold-Lead-Zinc Resources (as at December 31, 2022)
	Tonnes (000s)	Ag g/t	Au g/t	Ag Eq g/t	Ag oz (000s)	Au oz (000s)	Ag Eq oz (000s)	Pb%	Zn%	Cu%
Indicated
Guanacevi	363	208	0.26	229	2,421	3.1	2,670	0.78	1.32	-
Pitarrilla in Pit (Oxide & Transition)	133,900	87	-	112	375,100	-	483,200	0.19	0.48	-
Pitarrilla Underground (Sulphide)	24,800	146	-	264	116,500	-	210,700	1.01	2.14	-
Parral (Cometa)	180	55	1.17	149	320	6.8	860	3.20	3.30	-
Calicanto	360	146	0.97	224	1,690	11.0	2,600	3.19	4.17	0.11
Total Indicated	159,603	97	0.00	136	496,031	20.9	700,030	0.33	0.75	0.00
Inferred
Guanacevi	488	132	0.16	145	2,076	2.5	2,272	1.36	2.54	-
Pitarrilla in Pit (Oxide & Transition)	25,600	76	-	100	63,000	-	82,700	0.14	0.48	-
Pitarrilla Underground (Sulphide)	9,800	116	-	218	36,400	-	68,600	0.93	1.8	-
Parral (Cometa)	880	74	1.45	190	2,100	41.0	5,376	3.27	3.24	-
Calicanto	268	111	1.01	192	960	9.0	1,650	2.65	3.73	0.09
Total Inferred	37,036	88	0.04	135	104,536	52.5	160,598	0.46	0.95	0.00

Notes to Mineral Resources and Reserves tables

1 Mineral Resources are not Mineral Reserves and do not have demonstrated economic viability. There is no certainty that any or all part of the Mineral Resources will be converted into Mineral Reserves. The estimate of Mineral Resources may be materially affected by environmental, permitting, legal, title, taxation, socio-political, marketing, or other relevant issues.

2 The Inferred Mineral Resource in this estimate has a lower level of confidence than that applied to an Indicated Mineral Resource and must not be converted to a Mineral Reserve. It is reasonably expected that the majority of the Inferred Mineral Resource could be upgraded to an Indicated Mineral Resource with continued exploration.

3 The Mineral Resources in this estimate were calculated using the Canadian Institute of Mining, Metallurgy and Petroleum (CIM), CIM Standards on Mineral Resources and Reserves, Definitions and Guidelines prepared by the CIM Standing Committee on Reserve Definitions and adopted by CIM Council.

4 Mineral Resources are exclusive of and in addition to Mineral Reserves.

5 Guanacevi Mineral Resource and Mineral Reserve cut-off grades are based on a 201 g/t silver equivalent for Santa Cruz Sur of Guanacevi and 207 g/t silver equivalent for Santa Cruz, 207 g/t silver equivalent for  Milache and 254 g/t silver equivalent for Ocampo and Porvenir Norte of Guanaceví; Metallurgical recoveries were 87.4% silver and 91.8% gold for Guanaceví.

6 The cutoff grade applied for resource calculation at the regional polymetallic projects at Guanacevi (Noche Buena and Buena Fe) is 202g/t silver equivalent. The silver equivalent is based on the calculated NSR for each element based on the following price assumptions US$16.29/oz for silver, US$1,195/oz for gold, US$0.82/lb for lead and US$0.90/lb for zinc.

7 Bolañitos Mineral Resource and Mineral Reserve cut-off grades are based on 161 g/t silver equivalent for Golondrinas, Belen and Veta Madre, 152 g/t silver equivalent for La Luz Ramp, 161 g/t Silver equivalent for the Lucero Ramp and 154 g/t silver equivalent for San Miguel ramp area. Metallurgical recoveries were 87.3% silver and 90.7% gold for Bolañitos silver and 90.1% gold for Bolañitos.

8 Terronera mineral reserves are reported using a silver equivalency cut-off formula AgEq (g/t) = Ag (g/t) + (Au (g/t) x 78.9474). Cut-off grade varies between 156 g/t to 200 g/t AgEq depending on mining method. Metal prices used were $1,500/oz Au and $19.00/oz Ag. Metallurgical recovery of 84.9% for silver and 79.8% for gold, transport, treatment and refining charges of $0.75/oz Ag, and NSR royalties of 2.5%. Mineral Reserves are reported based on mining costs of $30.00/t for sub-level open stoping, $49.18/t for cut and fill, and $48.00/t for shrinkage mining, and $28.46/t for process costs, and $8.49/t for G&A costs.

9 Terronera mineral resources are constrained within a wireframe constructed at a nominal 150 g/t AuEq cut-off grade. A 150 g/t AgEq cut-off grade considers Wood's guidance on industry consensus for long term silver and gold prices for Mineral Resource estimation, metallurgical performance, mining, processing, and site G&A operating costs, treatment and refining charges, and royalties. Mineral Resources are stated as in-situ with no consideration for planned or unplanned external mining dilution. The silver and gold ounces estimates presented in the Mineral Resource estimate table have not been adjusted for metallurgical recoveries.

10 Parral Mineral Resources are estimated at a cut-off grade of 130 g/t AgEq for Palmilla, Veta Colorada, and San Patricio, 200 g/t Ag for Sierra Plata, and an NSR cut-off value of US$55/t for El Cometa. The NSR and AgEq values are based on estimated metallurgical recoveries, assumed metal prices and smelter terms, which include payable factors, treatment charges, penalties, and refining charges. Metal price assumptions were: US$17/oz Ag, US$1,275/oz Au, US$1.15/lb Zn, and US$1.00/lb Pb A minimum mining width of 1.5 m was used for Sierra Plata, and 1.75 m for all other veins.

11 Calicanto Mineral Resources are estimated at a cut-off value of US$200 VIT (value in-situ) for Calicanto, Santa Fe and Misie veins areas. The VIT values are based on metal price assumptions of: US$23.98/oz Ag, US$1,815/oz Au, US$3.5/lb Cu, US$0.94/lb Pb, and US$1.25/lb Zn. A minimum mining width of 1.0 m was used.

Endeavour Silver Corp.

12 Mining recovery of 91% was applied for Guanaceví; 93% for Bolañitos, and 95% for Terronera for Mineral Reserve Estimate calculations. Minimum mining widths were 0.8 metres for Mineral Reserve Estimate calculations.

13 Dilution factors for Mineral Reserve Estimate calculations averaged 35.5% for Guanaceví, 37.3% for Bolañitos, and 20% for Terronera. For current operations dilution factors are based on vein width diluted to width of drive for lateral sill preparation (generally >30%) and internal stope dilution calculations and external dilution factors of 24% for cut and fill mining and 40% for long hole mining.

14 Silver equivalent grades are based on a 80:1 silver:gold ratio and calculated including only silver and gold. Silver equivalent grades for Terronera are based on a 78:9474 silver:gold ratio and calculated including only silver and gold.

15 Indicated and Inferred Silver-Gold Mineral Resources for "Parral" includes the Colorada, Palmilla and San Patricio areas.

16 The Veta Colorada structure (Parral) does not contain gold on an economic scale.

17 Price assumptions for Guanaceví and Bolañitos, are US$23/oz for silver, US$1,725/oz for gold.

18 Figures in tables are rounded to reflect estimate precision; small differences generated by rounding are not material to the estimates.

Notes on the Pitarrilla Resource Estimate

19 The classification of the current Mineral Resource Estimate into Indicated and Inferred Mineral Resources is consistent with current 2014 CIM Definition Standards - For Mineral Resources and Mineral Reserves.

20 All figures are rounded to reflect the relative accuracy of the estimate and numbers may not add due to rounding.

21 All Mineral Resources are presented undiluted and in situ, constrained by continuous 3D wireframe models, and are considered to have reasonable prospects for eventual economic extraction.

22 Mineral Resources which are not mineral reserves do not have demonstrated economic viability. An Inferred Mineral Resource has a lower level of confidence than that applying to an Indicated Mineral Resource and must not be converted to a Mineral Reserve. It is reasonably expected that the majority of Inferred Mineral Resources could be upgraded to Indicated Mineral Resources with continued exploration.

23 It is envisioned that parts of the Pitarrilla deposit (oxide and transition mineralization) may be mined using open pit mining methods. In-pit mineral resources are reported at a cut-off grade of 50 g/t AgEq within a conceptual pit shell, which has been limited to the base of the transition mineralization.

24 The results from the pit optimization are used solely for the purpose of testing the "reasonable prospects for economic extraction" by an open pit and do not represent an attempt to estimate mineral reserves. There are no mineral reserves on the Property. The results are used as a guide to assist in the preparation of a Mineral Resource statement and to select an appropriate resource reporting cut-off grade.

25 It is envisioned that parts of the Pitarrilla deposit (sulphide mineralization) may be mined using underground mining methods. Underground (below-pit) Mineral Resources are estimated from the bottom of the pit (base of transition mineralization) and are reported at a base case cut-off grade of 150 g/t AgEq. The underground Mineral Resource grade blocks were quantified above the base case cut-off grade, below the constraining pit shell and within the constraining mineralized wireframes. At this base case cut-off grade the deposit shows good deposit continuity with limited orphaned blocks. Any orphaned blocks are connected within the models by lower grade blocks and are included in the Mineral Resource estimate.

26 Based on the size, shape, location and orientation of the Pitarrilla deposit, it is envisioned that the deposit may be mined using low cost underground bulk mining methods (i.e. longhole mining).

27 High grade capping of Ag, Pb and Zn was done on 1.50 metre composite data.

28 Bulk density values were determined based on physical test work from each deposit model and waste model.

29 AgEq Cut-off grades consider metal prices of $22.00/oz Ag, $1.00/lb Pb and $1.30/lb Zn and considers variable metal recoveries for Ag, Pb and Zn: oxide and transition mineralization - 75% for silver, 70% for Pb and 65% for Zn; sulphide mineralization - 86% for silver, 91% for Pb and 85% for Zn.

30 The pit optimization and in-pit base case cut-off grade of 50 g/t AgEq considers a mining cost of US$2.50/t rock and processing, treatment and refining, transportation and G&A cost of US$22.40/t mineralized material, an overall pit slope of 42° for oxide and 48° for transition and metal recoveries. The below-pit base case cut-off grade of 150 g/t AgEq considers a mining cost of US$46.50/t rock and processing, treatment and refining, transportation and G&A cost of US$30.90/t mineralized material.

31 The estimate of Mineral Resources may be materially affected by environmental, permitting, legal, title, taxation, socio-political, marketing, or other relevant issues.

32 The database used for the current mineral resource estimate comprises data for 804 surface reverse circulation and diamond drill holes completed in the deposit area, which total 254,386 metres. The database totals 134,441 assay intervals for 188,816 metres.

Endeavour Silver Corp.

33 The mineral resource estimate is based on 19 three-dimensional ("3D") resource models representing oxide, transition and sulphide mineralization, as well as 9 lithological 3D solids and a digital elevation surface model. The main Pitarrilla deposit generally strikes 330° to 335° and dips/plunges steeply east-northeast (-60° to -65°). The oxide mineralization in the Cordon Colorado and Javelina Creek Zones extend for 700 to 900 metres southwest and northeast of the main Breccia Ridge Zone.

34 Silver, lead and zinc were estimated for each mineralization domain in the Pitarrilla deposit. Blocks within each mineralized domain were interpolated using 1.5 metres capped composites assigned to that domain. To generate grade within the blocks, the inverse distance squared (ID 2 ) interpolation method was used for all domains.

Guanaceví Mines Project, Durango State, Mexico

The executive summary of the Guanaceví Mines Project attached hereto as Schedule "A" is extracted from a technical report titled "NI 43-101 Technical Report: Updated Mineral Resource and Reserve Estimates for the Guanaceví Project, Durango State, Mexico" co-authored by the Company and by Hard Rock Consulting, LLC (" Hard Rock "), a full-service geologic and mine engineering firm, with an effective date of November 5, 2022 and dated December 14, 2022 (the "Guanaceví Technical Report").  The detailed disclosure on the Guanaceví Project in the Guanaceví Technical Report is incorporated into this AIF by reference and the summary attached as Schedule "A" is subject to all the assumptions, qualifications and procedures set out in the Guanaceví Technical Report.  The complete report can be viewed on SEDAR at www.sedar.com.

Guanaceví Exploration Update

During 2022, the Company drilled 10,424 m in 38 holes to delineate and test extensions of the El Curso and Porvenir Dos orebodies.  Drilling confirmed expectations and intersected significant silver-gold mineralization with similar grades and vein widths to historical intercepts and ore grades.  The Company also invested $16.9 million to develop 4.7 km of underground ramps and access.

In 2023, management plans to invest $22.9 million in capital projects at the Guanaceví mine, including the development of 4.5 km of mine access at the Milache, SCS and the P4E orebodies for an estimated $14.0 million.  The additional $8.9 million will go to upgrade the mining fleet, support site infrastructure and improve plant infrastructure.

Guanaceví Mineral Resource Estimation Update

The estimation of the mineral resource for the Guanaceví mining operation is based on drill hole data constrained by geologic vein boundaries.  Both, exploration and production data (development drives and stopes) are used for modelling estimation and classification. The interpolation is assessed through Ordinary Kriging algorithm.

The channel composite database cut-off date for mineral resource estimation was September 30, 2022, while the cut-off date for exploration drilling used for mineral resource estimation was October 31, 2022. Unfortunately, at Guanacevi, a new area between Porvenir 2 and Porvenir 4 could not be incorporated as results were not received in time due to delays at the assay labs.  Significant intersections in this area are summarized below:

Endeavour Silver Corp.

The Company used criteria of distance from composites and the number of samples to classify the mineral resources into measured, indicated or inferred. Measured mineral resources are those blocks with at least 6 composites, laying within 1/3 of the variogram range (25m x 10m x vein width). Indicated mineral resources are those blocks estimated by at least 2 drill holes or 2 composites laying within 2/3 of the variogram range (50m x 20m x vein width). Inferred mineral resources are those blocks with at least one drill hole laying within 1.5x variogram range (75m x 50m x vein width).

Guanacevi Silver-Gold Mineral Resources (as at December 31, 2022)
	Tonnes (000s)	Ag g/t	Au g/t	Ag Eq g/t	Ag oz (000s)	Au oz (000s)	Ag Eq oz (000s)
Measured	165	538	1.37	647	2,860	7	3,440
Indicated	446	335	0.79	399	4,813	11	5,720
Total Measured and Indicated	612	390	0.94	466	7,673	19	9,160

Inferred	711	460	0.95	535	10,506	22	12,239

Notes for Mineral Resource estimation

1. Mineral resources are not mineral reserves and do not have demonstrated economic viability. There is no certainty that any or all of the mineral resources will be converted into mineral reserves.

2. Mineral resources are exclusive of and in addition to mineral reserves.

3. Guanaceví mineral resource cut-off grades are based on a 201 g/t silver equivalent for Santa Cruz Sur, 207 g/t silver equivalent for Santa Cruz, 207 g/t silver equivalent for Milache of Guanaceví and 254 g/t silver equivalent for Porvenir Norte and the El Curso concession of Guanaceví.

4. Dilution factor and mining recovery for mineral resources are not applied.

5. Price assumptions are $23/oz for silver and $1,725/oz for gold

Guanaceví Mineral Reserve Estimation Update

The mineral reserve estimate includes the Santa Cruz, Porvenir Norte, Milache and Porvenir Cuatro areas of the mine with an effective date of December 31, 2022.

The mining breakeven cut-off grade includes internal stope dilution and was utilized to generate the stope designs for defining the reserves. The cut-off is stated as silver equivalent since the ratio between gold and silver is variable and both commodities are sold. Silver equivalent grade is calculated as the silver grade plus gold grade multiplied by 80, taking into account gold and silver prices and expected mill recoveries.

Mineral reserves are derived from measured and indicated resources after applying the economic parameters as stated below, while utilizing Vulcan software to generate stope designs for the reserve mine plan.  The Guanaceví Project mineral reserves are derived and classified according to the following criteria:

  Proven mineral reserves are the economically mineable part of the measured resource for which mining and processing / metallurgy information and other relevant factors demonstrate that economic extraction is feasible. For Guanaceví Project, this applies to blocks located within approximately 15 m of existing development and for which the Company has a mine plan in place.
  Probable mineral reserves are those measured or indicated mineral resource blocks which are considered economic and for which the Company has a mine plan in place. For the Guanaceví mine project, this is applicable to blocks located a maximum of 25 m to 40 m either vertically or horizontally from development and the drill hole data.

Endeavour Silver Corp.

Guanacevi Silver-Gold Mineral Reserves (as at December 31, 2022)
	Tonnes (000s)	Ag g/t	Au g/t	Ag Eq g/t	Ag oz (000s)	Au oz (000s)	Ag Eq oz (000s)
Proven	311	527	1.45	643	5,274	15	6,435
Probable	690	408	1.09	495	9,052	24	10,995
Total Proven and Probable	1,002	445	1.21	541	14,325	39	17,431

Notes for Mineral Reserve estimation

1. Guanaceví mineral reserve cut-off grades are based on a 201 g/t silver equivalent for Santa Cruz Sur of Guanaceví, 207 g/t silver equivalent for Santa Cruz, 207 g/t silver equivalent for Milache of Guanaceví and 254 g/t silver equivalent for Porvenir Norte and the El Curso concession of Guanaceví.

2. Guanaceví metallurgical recoveries are 87.4% silver and 91.8% gold.

3. Mining recoveries of 91% were applied for mineral reserve estimate calculations.

4. Minimum mining widths are 0.8 m for mineral reserve estimate calculations.

5. Dilution factor is 24.0% for cut and fill mining and 40.0% for longhole mining, the dilution factors are calculated based on estimates of internal dilution of cameras and external empirical factor dilution.

6. Price assumptions are $23/oz for silver and $1,725/oz for gold.

Bolañitos Mines Project, Guanajuato State, Mexico

The executive summary of the Bolañitos Mines Project attached hereto as Schedule "B" is extracted from the technical report titled "NI 43-101 Technical Report: Updated Mineral Resource and Reserve Estimates for the Bolañitos Project, Guanajuato State, Mexico" co-authored by the Company and by Hard Rock Consulting, LLC (" Hard Rock "), a full-service geologic and mine engineering, with an effective date of November 9, 2022 and dated December 14, 2022 (the "Bolañitos Technical Report"). The detailed disclosure on the Bolañitos Mines Project in the Bolañitos Technical Report is incorporated into this AIF by reference and the summary attached as Schedule "B" is subject to all the assumptions, qualifications and procedures set out in the Bolañitos Technical Report.  The complete report can be viewed on SEDAR at www.sedar.com.

Bolañitos Exploration Update

During 2022, the Company drilled 8,635 m in 42 holes to target the Tepetateras, La Cuesta, Gina and Maru veins and drilled 3,348 metres in 10 holes to target the Virginia, Karina, Fernanda and Daniela veins, all located in Bolañitos South.  Surface and underground drilling intersected significant mineralization with ore grades over mineable widths.

The Company invested $8.9 million to develop 5.7 km of underground ramps and access.  These exploration results and development activities with previous information were considered and included in an internal updated mineral reserve and resource estimation as of December 31, 2022.

In 2023, the Company plans to invest $11.8 million in capital projects, including $8.2 million for 3.8 km of mine development to access resources in the Plateros- La Luz, Lucero-Karina, and Bolañitos -San Miguel vein systems.  The remaining $3.6 million will go to upgrade the mining fleet, support site infrastructure and  raise the tailings dam.

Endeavour Silver Corp.

Bolañitos Mineral Resource Estimation Update

The channel composite database cut-off date for mineral resource estimation was September 30, 2022, while the cut-off date for exploration drilling used for mineral resource estimation was October 31, 2022.

The Company used criteria of distance from composites and the number of samples to classify the mineral resources into measured, indicated or inferred. Measured mineral resources are those blocks with at least 6 composites, laying within 1/3 of the variogram range (25m x 10m x vein width). Indicated mineral resources are those blocks estimated by at least 2 drill holes or 2 composites laying within 2/3 of the variogram range (50m x 20m x vein width). Inferred mineral resources are those blocks with at least one drill hole laying within 1.5x variogram range (75m x 50m x vein width).

Bolanitos Silver-Gold Mineral Resources (as at December 31, 2022)
	Tonnes (000s)	Ag g/t	Au g/t	Ag Eq g/t	Ag oz (000s)	Au oz (000s)	Ag Eq oz (000s)
Measured	91	75	3.24	334	219	9	974
Indicated	355	107	2.36	296	1,216	27	3,374
Total Measured and Indicated	446	100	2.54	304	1,435	36	4,348

Inferred	1,230	143	2.11	312	5,642	83	12,315

Notes for Mineral Resource estimation

1. Mineral resources are not mineral reserves and do not have demonstrated economic viability. There is no certainty that all or any part of the mineral resources will be converted into mineral reserves.

2. Mineral resources are exclusive of and in addition to mineral reserves.

3. Bolañitos Mineral Resource and Mineral Reserve cut-off grades are based on 161 g/t silver equivalent for Golondrinas, Belen and Veta Madre, 152 g/t silver equivalent for La Luz Ramp, 161 g/t Silver equivalent for the Lucero Ramp and 154 g/t silver equivalent for San Miguel ramp area.

4. Dilution factor and mining recovery for mineral resources are not applied.

5. Price assumptions are $23/oz for silver and $1,725/oz for gold.

Bolañitos Mineral Reserve Estimation Update

The reserve calculation for the Bolañitos mining operation was completed with an effective date of December 31, 2022.

The mining breakeven cut-off grade, which includes internal stope dilution, was utilized to generate the stope designs for defining the reserves. The cut-off is stated as silver equivalent since the ratio between gold and silver is variable and both commodities are sold.  The Bolañitos Mineral Resource and Mineral Reserve cut-off grades are based on 161 g/t silver equivalent for Golondrinas, Belen and Veta Madre, 152 g/t silver equivalent for La Luz Ramp, 161 g/t Silver equivalent for the Lucero Ramp and 154 g/t silver equivalent for San Miguel ramp area. Metallurgical recoveries were 87.3% silver and 90.7% gold for Bolañitos silver and 90.1% gold for Bolañitos.

Silver equivalent grade is calculated as the silver grade in addition to gold grade multiplied by 80, taking into account gold and silver prices and expected mill recoveries.

Endeavour Silver Corp.

Mineral reserves are derived from measured and indicated resources after applying the economic parameters as previously stated, and utilizing program to generate stope designs for the reserve mine plan.  The Bolañitos mineral reserves are derived and classified according to the following criteria:

  Proven mineral reserves are the economically mineable part of the measured resource for which mining and processing / metallurgy information and other relevant factors demonstrate that economic extraction is feasible. For Bolañitos Project, this applies to blocks located within approximately 15m of existing development and for which Endeavour has a mine plan in place.
  Probable mineral reserves are those measured or indicated mineral resource blocks which are considered economic and for which Endeavour has a mine plan in place. For the Bolañitos mine project, this is applicable to blocks located a maximum of 25 m to 40 m either vertically or horizontally from development and the drill hole data.
Bolanitos Silver-Gold Mineral Reserves (as at December 31, 2022)
	Tonnes (000s)	Ag g/t	Au g/t	Ag Eq g/t	Ag oz (000s)	Au oz (000s)	Ag Eq oz (000s)
Proven	169	65	2.60	273	352	14	1,479
Probable	350	64	2.27	246	723	26	2,768
Total Proven and Probable	518	65	2.38	255	1,075	40	4,247

Notes for Mineral Reserve estimation

1. Bolañitos mineral resource and mineral reserve cut-off grades are based on a 141 g/t silver equivalent for the Lucero ramp, 149 g/t silver equivalent for Belen, 141 g/t silver equivalent for the La Luz ramp and 141 g/t silver equivalent for San Miguel ramp area of Bolanitos.

2. Bolañitos metallurgical recoveries are 87.3% silver and 90.7% gold.

3. Mining recoveries of 93% were applied for mineral reserve estimate calculations.

4. Minimum mining widths are 0.8 m for mineral reserve estimate calculations.

5. Dilution factor is 24% for cut and fill mining, and 40% for longhole mining, the dilution factors are calculated based on estimates of internal dilution of cameras and external empirical factors dilution.

6. Price assumptions are $23/oz for silver and $1,725/oz for gold.

Terronera Project, Jalisco State, Mexico

On October 25, 2021, the Company filed the 2021 Terronera Technical Report prepared by Wood Canada Ltd. together with the Company and dated October 21, 2021 with an effective date of September 9, 2021.  The executive summary of the Terronera Project attached hereto as Schedule "C" is extracted from the 2021 Terronera Technical Report. The detailed disclosure on the Terronera Project in the 2021 Terronera Technical Report is incorporated into this AIF by reference and the summary attached as Schedule "C" is subject to all the assumptions, qualifications and procedures set out in the 2021 Terronera Technical Report.  The complete report can be viewed on SEDAR at www.sedar.com.

The Company requested the British Columbia Securities Commission (“BCSC”) to conduct a pre-filing review of the 2021 Terronera Technical Report, among others.  The comments received by the BCSC include questioning the qualifications of one of seven qualified persons (“QP”)who prepared the 2021 Terronera Technical Report, and other minor matters.    The Company has arranged for a new QP to review and confirm the current mineral resource estimate which will result in the filing of an amended technical report.  The Company does not anticipate any material changes to the mineral resource estimate in the amended technical report.

Endeavour Silver Corp.

The following sections in the 2021 Terronera Technical Report have been identified as containing incorrect information. None of this information is material to the 2021 Terronera Technical Report:

  The third paragraph in Section 14.2.8 which reads as follows:

"Blocks estimated with composites from at least two drill holes with a nominal drill hole spacing of 30 m x 30 m along strike and down dip are classified as Indicated Mineral Resources for the La Luz deposit and blocks estimated with composites from only one hole or holes spaced wider than the nominal 30m spacing are classified as Inferred."

should be deleted and replaced by the following:

"The classification criteria for La Luz deposit is as follows:

Indicated - blocks estimated in Ag Pass 1. Also, blocks estimated in Ag Pass 2 with the closest sample distance to blocks less than or equal to 22.5m. Blocks estimated in Pass 1 required two drill holes while blocks estimated in Pass 2 could be estimated by a single drill hole (Table 14-5).

Inferred - all remaining blocks within the vein wireframes"

  In Tables 1-2 and 14-8 titled La Luz Deposit Mineral Resource Estimate with Effective Date March 5, 2021, the Tonnes (000s) classified as Indicated should be 127 instead of 122.  The tonnage used throughout correctly used the figure 127.
  In Sections 1.14 and 18.6, reference to "3.2 million m3 (5.3 million tonnes)" is incorrect and should be "4.4 million m3 (7.2 million tonnes)".  The correct figures have been used elsewhere in the 2021 Terronera Technical Report.

Pre-construction Activities

The Company has commenced initial earthworks and the procurement of long lead items and intends to make a formal construction decision, subject to completion of a financing package and receipt of additional amended permits, in the coming months. While the Company continues to advance financial due diligence, the Board has approved certain early expenditures to de-risk various aspects of the project in a deliberate and disciplined manner to minimize risk prior to the final construction decision.

The Company re-classified the Terronera Project from an exploration and evaluation project to a development project in September 2021 and has subsequently spent $41.7 million on land acquisition, initial capital development and capital assets to advance development and $7.2 million on development activities ineligible to be capitalized including supervision, evaluation activities, administrative costs, environmental studies and community relations.

An expenditure budget of $41.0 million was approved for 2022 to continue advancing the site clearing, to begin initial earthworks, a temporary and permanent camp, road construction and procuring long lead items.  An additional $25.7 million development expenditure budget has been approved for the first quarter of 2023 to continue with pre-construction activities.  The approval is based on utilizing existing cash on hand and cash flow from operations, ahead of formalized project financing as the Company continues to advance the project.

During 2022, the company spent $40.9 million at the Terronera Project, including $35.2 on land acquisition, initial capital development and capital assets to advance development and $5.6 million on development activities ineligible to be capitalized including supervision, evaluation activities, administrative costs, environmental studies and community relations.

Endeavour Silver Corp.

The Company's progress on predevelopment activities are as follows:

  On-Site Delivery of Mobile Mining Equipment - Since Q3 2021, the Company has received 30 Sandvik and Getman mobile mine units including three development jumbos, three bolters, three scoops, three dump trucks, four scissor lifts, three explosive chargers and other support equipment such as pallet handlers and cranes. With these orders complete, equipment required for mine development has been delivered.
  Major Equipment Purchases - Major mill equipment has been ordered through 12 equipment procurement contracts. The Company expects delivery in H1 2023 of the SAG mill, primary crusher, pebble crusher, concentrate bagging and weighing system, primary and regrind hydrocyclones, apron feeder, wet vibrating screens, and concentrate and tailings thickeners.  The ball mill is already on site.
  Access Road Construction - Significant road upgrade work, totalling over seven kilometres, primarily involving slope stabilization and drainage, has been completed for access to the mill site and mine portals. Road improvement work required for the construction phase will be complete in H1 2023.
  Permanent Camp Construction - Installation is underway for the permanent camp facility that will accommodate 550 personnel. It is expected the permanent camp will be operational in the first half of 2023.  Overall permanent camp progress is 50% with the training room, clinic, dining room, kitchen, gym and laundry facilities in place.
  Process Plant Construction - At the mill site, work is ongoing with site clearing and initial earthworks including tree and vegetation removal, excavation and leveling the area prior to beginning plant foundations in H1 2023.  As of December 31, 2022, over 126,000 cubic metres had been excavated.
  Underground Development - Site preparation for Portal #2 commenced and by year end the portal brow had been created to advance underground mine access development. Mine support facilities have been mobilized at site as the project prepares to move forward with development.
  Initial Project Infrastructure - The temporary mine maintenance shop is operational and field offices have been installed at the mill site along with improved communications.

The Company continues to further evaluate cost benefit initiatives and technologies to further enhance the operating flexibility of the project and economics during the construction preparation phase.

Terronera Exploration Update

At Terronera, the drill program targeted the regional area acquired in 2020.  A total of 8,228 metres were drilled in 29 holes at a total expense of $1.5 million.  Surface drilling was conducted on the Coral vein which is located south of the Los Cuates vein, which is approximately 10 km to the northwest of the Terronera Project, and on the Pena Gorda, Los Negros, Tablones and El Tajo veins located in the Real Alto area at the southern end of the project area. Assays returned various amounts of mineralization requiring interpretation and follow up.

Endeavour Silver Corp.

Pitarrilla Acquisition, Durango State, Mexico

On January 12, 2022, the Company entered into a definitive agreement to purchase the Pitarrilla project, a large undeveloped silver, lead, and zinc project, located in Durango State, Mexico, by acquiring all of the issued and outstanding shares of SSR Durango, S.A. de C.V. from SSR Mining Inc. ("SSR Mining") for total consideration of $70 million (consisting of $35 million in Company's shares and a further $35 million in cash or in the Company's shares at the election of SSR Mining and as agreed to by the Company) and a 1.25% net smelter returns ("NSR") royalty. SSR Mining retains a 1.25% NSR royalty in Pitarrilla. Endeavour has matching rights to purchase the NSR royalty in the event SSR Mining proposes to sell it. The acquisition was completed on July 6, 2022.

Total consideration paid included 8,577,380 shares of the Company issued on July 6, 2022 and a $35.1 million cash payment. Fair value of the 8,577,380 common shares issued on July 6, 2022 was $25.6 million at CAN$3.89 per share. The deemed value of the common shares issued, at the time of agreement was $34.9 million.

The Pitarrilla property consists of 4,950 hectares across five concessions and has significant infrastructure in place with direct access to utilities.

On March 29, 2023, the Company filed an amended technical report for the Pitarrilla Project titled “Mineral Resource Estimate for the Pitarrilla Ag-Pb-Zn Project, Durango State, Mexico” prepared by SGS Geological Services Inc., dated March 15, 2023 with an effective date of October 6, 2022 (the “2022 Pitarrilla Technical Report”).   The executive summary of the Pitarrilla Project attached hereto as Schedule “D” is extracted from the 2022 Pitarrilla Technical Report. The detailed disclosure on the Pitarrilla Project in the 2022 Pitarrilla Technical Report is incorporated into this AIF by reference and the summary attached as Schedule “D” is subject to all the assumptions, qualifications and procedures set out in the 2022 Pitarrilla Technical Report.   The complete report can be viewed on SEDAR at www.sedar.com.

[Note: To be updated pending filing of the amended report]

Non-Material Properties

The Company continually evaluates additional silver and gold prospects in Mexico, Chile and the USA, which includes acquiring and disposing of rights to greenfield and brownfield mineral concessions.  Currently, four exploration projects are being advanced - Parral (Mexico), Bruner (USA), Paloma (Chile) and Aida (Chile) and one exploration project, Guadalupe y Calvo (Mexico) has been optioned to a third party. The following properties are presently in the exploration stage.  These properties are not considered by the Company to be material for the purposes of this AIF.

Parral Properties, Chihuahua State, Mexico

In October 2016, the Company acquired a 100% interest in the Parral properties located in the historic silver mining district of Hidalgo de Parral in southern Chihuahua state, Mexico.  SGM, the Mexican Geological Survey, estimates historic production of approximately 250 million oz of silver from this district. The properties cover 3,432 ha, across three large properties, Veta Colorada, La Pamilla and San Patricio. These properties are accessible by paved highway and a well maintained gravel road only five km north of the city of Hidalgo Del Parral. The area has excellent infrastructure including grid power, water, labour, services and three nearby 500 tpd plants.

Endeavour Silver Corp.

In 2019, the Company completed 25 surface and underground drill holes to test an area 600 m long by 500 m deep in and around the Sierra Plata mine workings in the Sierra Plata mine on the Veta Colorada vein system. The Veta Colorada (including the Sierra Plata and El Verde mines) was a past producing mining operation owned by Grupo Mexico that closed in 1991 due to the low silver price. The Veta Colorada is a major silver vein structure that ranges from 1 to 30 m thick (average 5-10 m), was mined on 7 levels down to 300 m depths below surface in places and has been traced for 7 km.  Several drill holes intersected two mineralized zones, the Veta Colorada and the HW Veta Colorada in the hanging wall, with a total true width of mineralization up to 16.5 m in hole VCU-17.

Due to the COVID-19 pandemic, the Company suspended the Parral drill programs in early 2020 and resumed drilling in March 2021, completing 80 holes totalling 18,245 m, with a total cost of $2.6 million targeting various areas of the Colorada vein in 2021. During 2022, the Company drilled 49 holes totalling 12,355 metres with a cost of $2.1 million targeting various areas of the Veta Colorada and San Patricio veins.  Drilling confirmed expectations in a number of areas, intersecting significant mineralization with meaningful vein widths.

The current resource estimate consists of an indicated mineral resource of 433,000 tonnes grading 271 gpt silver for an estimated 3.8 million silver ounces and an inferred mineral resource of 3,180,000 tonnes grading 322 gpt silver and 0.21 gpt gold for an estimated 321.9 million silver ounces and 21,700 gold ounces. The 2021 and 2022 drill results are not included as part the current mineral resource estimate.

Paloma Project, Chile

The Paloma project is a high-sulphidation, epithermal-style hydrothermal system located in the Chilean Miocene deposit belt, 180 km southeast of the city of Calama, 5,000 m above sea level. Endeavour has an option to acquire up to 70% ownership of 5,100 ha from Compañía Minera del Pacifico. The Company's 2021 drill program confirmed widespread alteration and low-grade gold mineralization at its Paloma project.  The exploration team analyzed drill results and commenced a second drill program to test targets for higher grade mineralization. The second phase of drilling to test for the possibility of higher grade mineralization and interpretation was completed in the second half of 2022.

Aida Project, Chile

The Aida project is located in northern Chile Region II along the Argentina border, 180 km southeast of Calama and 60 km southwest of SSR's Pirquitas mine in northern Argentina, accessible by paved highway and dirt road. The town of San Pedro de Atacama is about 110 km west of Aida and has modern infrastructure with a natural gas pipeline that follows the highway, within 22 km of the property. The project concessions covers 7,900 ha total, consisting of three 100% optioned mineral concessions which cover a small historic mine, surrounded by 30 new mineral concessions staked by the Company. The project covers a 4 km long x 2 km wide, argillic-phyllic-silicic alteration zone within dacite-andesite tuffs, breccias, flows, siltstones, sandstones and conglomerates intruded by a Miocene rhyo-dacite dome.  A drilling program is planned for 2023.

Guadalupe y Calvo project, Chihuahua State, Mexico

On February 1, 2021, the Company granted an option to purchase a 100% interest in its Guadalupe y Calvo gold-silver exploration project in Chihuahua, Mexico to Ridgestone Mining Inc. ("Ridgestone").  Pursuant to the terms of the option agreement, Ridgestone has the right to acquire a 100% interest in the project through payments over a four-year period of $1.5 million in cash and $1.75 million in shares based on the 20-day volume weighted average price of the shares preceding each issuance, plus $0.75 million in exploration expenditures, for a total commitment of $4 million.  Ridgestone will grant a 2% NSR royalty to the Company, with the option to buy back the royalty for $2 million prior to the commencement of commercial production.

ITEM 5:              DIVIDENDS

5.1 Dividends

The Company has not declared any dividends during the past three fiscal years ended December 31, 2022.    The Company otherwise has no present intention of paying dividends on its common shares as it anticipates that all available funds will be invested to finance further acquisition, exploration and development of its mineral properties.

Endeavour Silver Corp.

ITEM 6:              DESCRIPTION OF CAPITAL STRUCTURE

6.1 General Description of Capital Structure

The Company's authorized share capital is comprised of an unlimited number of common shares without par value.  All common shares of the Company rank equally as to voting rights, dividends and participation in the distribution of assets upon dissolution, liquidation or winding-up and in all other respects. Each share carries one vote per share at meetings of the shareholders of the Company.

The following table provides a summary concerning the Company's share capital as of December 31, 2022:

December 31, 2022
Authorized share capital	Unlimited number of common shares without par value
Number of shares issued and outstanding	189,644,734 common shares without par value

As at March 29, 2023, the Company has 191,276,399common shares issued and outstanding.

6.2 Constraints

The Company is not aware of any constraints imposed on the ownership of its securities to ensure that the Company has a required level of Canadian ownership.

6.3 Ratings

The Company is not aware of any ratings, including provisional ratings, from rating organizations for the Company's securities that are outstanding and continue in effect.

ITEM 7:              MARKET FOR SECURITIES

7.1 Trading Price and Volume

The Company's common shares are listed for trading on the TSX under the symbol "EDR" and on the NYSE under the symbol "EXK".

Endeavour Silver Corp.

The following table sets forth the price ranges and volume traded of the common shares of the Company for each month in 2022 on the TSX, the Canadian marketplace on which the greatest volume of trading or quotation for the common shares generally occurs.

Month	High (Cdn.$)	Low (Cdn.$)	Volume Traded
December 2022	4.80	4.13	8,842,136
November 2022	5.19	4.20	9,526,719
October 2022	5.04	4.22	7,522,530
September 2022	4.29	3.40	7,683,344
August 2022	4.95	3.76	5,402,050
July 2022	4.73	3.77	5,797,913
June 2022	5.22	4.02	6,885,543
May 2022	5.14	3.99	10,396,909
April 2022	7.27	4.77	10,526,048
March 2022	7.24	5.38	14,661,620
February 2022	5.97	4.32	7,804,136
January 2022	5.90	4.28	7,670,130

The following table sets forth the price ranges and volume traded of the common shares of the Company for each month in 2022 as reported by the NYSE.  The data includes common shares sold through certain quotation systems in the United States.

Month	High (U.S.$)	Low (U.S.$)	Volume Traded
December 2022	3.58	3.03	48,486,958
November 2022	3.87	3.11	51,925,160
October 2022	3.68	3.07	52,599,517
September 2022	3.31	2.47	47,095,602
August 2022	3.85	2.86	46,877,496
July 2022	3.69	2.89	49,771,641
June 2022	4.18	3.10	61,023,148
May 2022	4.02	3.05	79,644,968
April 2022	5.78	3.71	78,391,251
March 2022	5.69	4.23	113,975,349
February 2022	4.64	3.38	54,671,822
January 2022	4.73	3.35	58,822,795

Endeavour Silver Corp.

7.2 Prior Sales

The following table summarizes the issuances of stock options, performance share units ("PSUs"), and deferred share units ("DSUs") by the Company for the year ended December 31, 2022:

Date of Issue	Number of Securities	Exercise Price Cdn$	Type of Security
March 24, 2022	736,986	6.24	Stock Options
March 24, 2022	256,000	6.24	PSUs
March 24, 2022	90,675	6.24	DSUs
March 31, 2022	2,600	6.01	DSUs
April 24, 2022	60,000	6.29	PSUs
June 30, 2022	3,549	4.40	DSUs
September 30, 2022	4,291	3.64	DSUs
December 31, 2022	3,481	4.49	DSUs

ITEM 8:              ESCROWED SECURITIES

8.1 Escrowed Securities

To the Company's knowledge, as at December 31, 2022, there were no escrowed common shares of the Company or common shares of the Company subject to contractual restriction on transfer.

ITEM 9:              DIRECTORS AND OFFICERS

9.1 Name, Occupation and Security Holding

The following is a list of the current directors and executive officers of the Company, their province/state and country of residence, their current positions with the Company and their principal occupations during the five preceding years.  Each director is elected to serve until the next annual general meeting of shareholders or until his successor is elected or appointed, or unless his office is earlier vacated under any of the relevant provisions of the articles of the Company or the Business Corporations Act (British Columbia).

Name and Province/State and Country of Residence	Position	Date of Appointment as Director	Principal Occupation During Five Preceding Years
Rex McLennan(2)(3)(4) British Columbia, Canada	Director, Chairman	June 12, 2007	Corporate Director and former Director of several public mineral exploration and mining companies.
Mario D. Szotlender(1)(2)(4) Caracas, Venezuela	Director	July 25, 2002	Independent Consultant and Director of several public mineral exploration and mining companies.
Ricardo Campoy(1)(3) New York, USA	Director	July 9, 2010	Senior Advisor, Capstone Partners and Managing Director of HeadwatersMB.

Endeavour Silver Corp.

Name and Province/State and Country of Residence	Position	Date of Appointment as Director	Principal Occupation During Five Preceding Years
Ken Pickering(1)(3)(4) British Columbia, Canada	Director	August 20, 2012	Independent Director of several public mineral exploration and mining companies.
Margaret Beck (2)(3) Arizona, USA	Director	May 7, 2019	Retired since January 2019, Vice President Finance Minerals Australia, BHP Billiton from April 2016 to January 2019, VP Finance Iron Ore, BHP Billiton from October 2013 to March 2016.
Amy E. Jacobsen(3)(4) South Carolina, USA	Director	January 3, 2022	President of Windward Consulting LLC since 2007; Director of Behre Dolbear Group Inc from October 2016 to July 2019; Corporate Treasurer of Behre Dolbear Group from July 2019 to December 2022.
Daniel Dickson British Columbia, Canada	Director and Chief Executive Officer	May 12, 2021	Chief Executive Officer of Endeavour since May 2021; Chief Financial Officer of Endeavour from February 2009 to May 2021.
Donald Gray Tennessee, USA	Chief Operating Officer	N/A	Chief Operating Officer of Endeavour since September 2020 and Chief Operating Officer of Continental Gold Inc from June 2015 to March 2020.
Luis Castro Durango, Mexico	Vice President, Exploration	N/A	Vice President, Exploration of Endeavour.
Nicholas Shakesby Texas, USA	Vice President, Operations, Mexico	N/A	Vice President, Operations, Mexico of Endeavour since October 2018.
Dale Mah British Columbia, Canada	Vice President of Corporate Development	N/A	Vice President of Corporate Development of Endeavour since June 2016; Vice President, Geology, Quintana Resources Capital from April 2014 to May 2016.
Christine West British Columbia, Canada	Chief Financial Officer	N/A	Chief Financial Officer of Endeavour since May 2021, Vice President Controller of Endeavour from March 2017 to May 2021.

Endeavour Silver Corp.

Name and Province/State and Country of Residence	Position	Date of Appointment as Director	Principal Occupation During Five Preceding Years
Galina Meleger British Columbia, Canada	Vice President, Investor Relations	N/A	Vice President of Investor Relations of Endeavour since July 2021, Director of Investor Relations of Endeavour October 2017 to July 2021.
Bernard Poznanski British Columbia, Canada	Corporate Secretary	N/A	Lawyer, Koffman Kalef LLP, Business Lawyers.

(1) Member of Compensation Committee

(2) Member of Corporate Governance and Nominating Committee

(3) Member of Audit Committee

(4) Member of Sustainability Committee

As at March 29, 2023, the directors and executive officers of the Company as a group beneficially owned, or controlled or directed, directly or indirectly, an aggregate of 530,924 common shares of the Company, representing approximately 0.28% of the issued and outstanding common shares of the Company.

9.2 Cease Trade Orders, Bankruptcies, Penalties or Sanctions

Other than as disclosed herein, no director or executive officer of the Company is, as at the date of this AIF, or has been, within the ten years preceding the date of this AIF, a director, chief executive officer or chief financial officer of any company (including the Company) that:

(a) was subject to a cease trade or similar order or an order that denied the relevant company access to any exemption under securities legislation, that was in effect for a period of more than 30 consecutive days, when such order was issued while the person was acting in the capacity of a director, chief executive officer or chief financial officer of the relevant company, or

(b) was subject to a cease trade or similar order or an order that denied the relevant company access to any exemption under securities legislation, that was in effect for a period of more than 30 consecutive days, that was issued after such person ceased to be a director, chief executive officer or chief financial officer of the relevant company, and which resulted from an event that occurred while the person was acting in the capacity of a director, chief executive officer or chief financial officer of the relevant company.

Mario Szotlender is a director of Fortuna Silver Mines Inc. ("Fortuna") and was a director of Fortuna when a management cease trade order was issued by the British Columbia Securities Commission ("BCSC") on April 3, 2017 against the CEO and CFO of Fortuna in connection with Fortuna's failure to timely file financial statements, related management discussion and analysis and an annual information form for its financial year ended December 31, 2016.  Fortuna reported that the delay in the filing of these documents was due to pending resolution of a regulatory review of certain of the Company's filings by the United States Securities and Exchange Commission.  On May 25, 2017, the BCSC revoked this management cease trade order after Fortuna filed the required records.

Endeavour Silver Corp.

Ricardo Campoy was Chairman and a director of General Moly, Inc. ("General Moly") and held such positions on November 20, 2020 when the Ontario Securities Commission issued a cease trade order ("CTO") in respect of the securities of General Moly as a result of General Moly's failure to file by the filing deadline its interim financial statements for the quarter ended September 30, 2020, the related management's discussion and analysis, and the required related certifications. The CTO was applicable in all jurisdictions in Canada in which General Moly is a reporting issuer with certain exemptions for beneficial holders of General Moly's securities.  The TSX delisted General Moly's common stock effective at the close of market on December 29, 2020.

Other than as disclosed herein, no director or executive officer of the Company or any shareholder holding a sufficient number of common shares of the Company to affect materially the control of the Company:

(a) is, as at the date of this AIF, or has been, within the ten years preceding the date of this AIF, a director or executive officer of any company (including the Company) that, while that person was acting in that capacity, or within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets,

(b) has, within the ten years preceding the date of this AIF, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold the assets of that person,

(c) has been subject to any penalties or sanctions imposed by a court relating to securities legislation or by a securities regulatory authority or has entered into a settlement agreement with a securities regulatory authority, or

(d) has been subject to any other penalties or sanctions imposed by a court or regulatory body that would likely be considered important to a reasonable investor in making an investment decision regarding the Company.

Ricardo Campoy was Chairman and a director of General Moly and held such positions on November 18, 2020 when General Moly filed a voluntary petition under Chapter 11 of the United States Bankruptcy Code in the United States Bankruptcy Court for the District of Colorado (the "Bankruptcy Court"). General Moly announced on October 1, 2020 that NYSE American had suspended the trading of General Moly's common stock. The OTC Pink Open Market in the United States also halted trading in General Moly's common stock on November 17, 2020. The TSX delisted General Moly's common stock effective at the close of market on December 29, 2020. On March 31, 2021, General Moly announced that, on March 30, 2021, the Bankruptcy Court issued an order confirming General Moly's Chapter 11 plan of reorganization and that, under the plan of reorganization, General Moly's assets would be transferred to a new venture and the existing equity interests in General Moly would be cancelled. In connection with that order, Mr. Campoy resigned as a director of General Moly effective March 31, 2021.

Margaret Beck was an alternate director of Samarco Mineração S.A's ("Samarco"), an entity in which BHP Billiton holds a 50% interest, when a dam failure occurred on November 5, 2015 at Samarco's iron ore operation in Minas Gerais, Brazil.  The Ministerio Público Federal of Brazil (Federal Prosecutors Office) has filed criminal charges before the Federal Court of Ponte Nova against BHP Billiton Brasil Ltda ("BHP Billiton Brasil") as well as eight current or former employees of BHP or BHP Billiton Brasil, including Ms. Beck.  On August 6, 2019 a habeas corpus petition filed on behalf of Ms. Beck was granted and the entire criminal case against her was dismissed. The Federal Prosecutors Office has appealed this decision and the appeal process is pending.

Endeavour Silver Corp.

9.3 Conflicts of Interest

The Company's directors and officers may serve as directors or officers of other companies or have significant shareholdings in other resource companies and, to the extent that such other companies may participate in ventures in which the Company may participate, the directors of the Company may have a conflict of interest in negotiating and concluding terms respecting the extent of such participation.  In the event that such a conflict of interest arises at a meeting of the Company's directors, a director who has such a conflict will abstain from voting for or against the approval of such participation or such terms.  From time to time several companies may participate in the acquisition, exploration and development of natural resource properties thereby allowing for their participation in larger programs, permitting involvement in a greater number of programs and reducing financial exposure in respect of any one program.  It may also occur that a particular company will assign all or a portion of its interest in a particular program to another of these companies due to the financial position of the company making the assignment.  In accordance with the laws of British Columbia, the directors of the Company are required to act honestly, in good faith and in the best interests of the Company.  In determining whether or not the Company will participate in a particular program and the interest therein to be acquired by it, the directors will primarily consider the degree of risk to which the Company may be exposed and its financial position at the time.

The directors and officers of the Company are aware of the existence of laws governing the accountability of directors and officers for corporate opportunity and requiring disclosure by the directors of conflicts of interest and the Company will rely upon such laws in respect of any directors' and officers' conflicts of interest in or in respect of any breaches of duty by any of its directors and officers.  All such conflicts will be disclosed by such directors or officers in accordance with the Business Corporations Act (British Columbia) and they will govern themselves in respect thereof to the best of their ability in accordance with the obligations imposed upon them by law.

To the best of its knowledge, the Company is not aware of any such conflicts of interest.

ITEM 10:              PROMOTERS

Since January 1, 2021, no person or company has acted as a promoter of the Company.

ITEM 11:              LEGAL PROCEEDINGS

11.1 Legal Proceedings

Other than discussed below, there are no material legal proceedings in the Company's last fiscal year to which the Company is a party or to which any of its property is subject, and there are no such proceedings known to the Company to be contemplated.

Minera Santa Cruz y Garibaldi SA de CV ("MSCG"), a subsidiary of the Company, received a MXN 238 million assessment on October 12, 2010 by Mexican fiscal authorities for failure to provide the appropriate support for certain expense deductions taken in MSCG's 2006 tax return, failure to provide appropriate support for loans made to MSCG from affiliated companies, and deemed an unrecorded distribution of dividends to shareholders, among other individually immaterial items. MSCG immediately initiated a Nullity action and filed an administrative attachment to dispute the assessment.

Endeavour Silver Corp.

In June 2015, the Superior Court ruled in favour of MSCG on a number of the matters under appeal; however, the Superior Court ruled against MSCG for failure to provide appropriate support for certain deductions taken in MSCG's 2006 tax return. In June 2016, the Company received a MXN 122.9 million ($6.3 million) tax assessment based on the June 2015 ruling.  The 2016 tax assessment is comprised of MXN 41.8 million in taxes owed ($2.1 million), MXN 17.7 million ($0.9 million) in inflationary charges, MXN 40.4 million ($2.1 million) in interest and MXN 23.0 million ($1.2 million) in penalties.  The 2016 tax assessment was issued for failure to provide the appropriate support for certain expense deductions taken in MSCG's 2006 tax return and failure to provide appropriate support for loans made to MSCG from affiliated companies and includes interest and penalties. If MSCG agrees to pay the tax assessment, or a lesser settled amount, it is eligible to apply for forgiveness of 100% of the penalties and 50% of the interest.

The Company filed an appeal against the June 2016 tax assessment on the basis that certain items rejected by the courts were included in the new tax assessment and a number of deficiencies exist within the assessment. Since issuance of the assessment interest charges of MXN 16.1 million ($0.9 million) and inflationary charges of MXN 24.0 million ($1.3 million) has accumulated.

Included in the Company's consolidated financial statements, are net assets of $964,000, held by MSCG. Following the Tax Court's rulings, MSCG is in discussions with the tax authorities with regards to the shortfall of assets within MSCG to settle its estimated tax liability. An alternative settlement option would be to transfer the shares and assets of MSCG to the tax authorities. The Company recognized an allowance for transferring the shares and assets of MSCG amounting to $964,000 in a prior year.  The Company is currently assessing MSCG's settlement options based on ongoing court proceedings and discussion with the tax authorities.  The Company has been advised that the appeal filed with the Federal Tax Court, and the Supreme Court of Justice, against the June 2016 tax assessment has been rejected.  The Company continues to assess MSCG's settlement options.

Compania Minera Del Cubo SA de CV ("Cubo"), a subsidiary of the Company, received an MXN 58.5 million ($2.9 million) assessment in 2019 by Mexican fiscal authorities for failure to provide the appropriate support for depreciation deductions taken in the Cubo 2016 tax return and denied deductions of certain suppliers.  The tax assessment consists of MXN 24.1 million ($1.2 million) for taxes, MXN 21.0 million ($1.1 million) for penalties, 10.4 million ($0.5 million) for interest and MXN 3.0 million ($0.1 million) for inflation. At the time of the tax assessment the Cubo entity had and continues to have sufficient loss carry forwards which would be applied against the assessed difference of taxable income. The Mexican tax authorities did not consider these losses in the assessment.

Due to the denial of certain suppliers for income tax purposes, the invoices are deemed ineligible for refunds of IVA paid on the invoices. The assessment includes MXN 14.7 million ($0.7 million) for re-payment of IVA (value added taxes) refunded on these supplier payments.  In the Company's judgement the suppliers and invoices meet the necessary requirements to be deductible for income tax purposes and the recovery of IVA.

The Company has filed an administrative appeal related to the 2016 Cubo Tax assessment. Cubo had previously provided a lien on certain El Cubo mining concessions during the appeal process. To facilitate the sale of the El Cubo mine and related assets, the Company elected to pay the assessed amount of $3.5 million during Q1, 2021.  During the appeal process the amount paid has been classified as a non-current income tax recoverable.  Since issuance of the assessment, interest charges of MXN 9.9 million ($0.5 million) and inflationary charges of MXN 1.6 million ($0.1 million) had accumulated.  The Company continues to assess that it is probable that its appeal will prevail, and no provision is recognized in respect to the Cubo tax assessment.

Endeavour Silver Corp.

11.2 Regulatory Actions

During the year ended December 31, 2022, there were no penalties or sanctions imposed against the Company by a court relating to securities legislation or by a securities regulatory authority and there were no settlement agreements that the Company entered into before a court relating to securities legislation or with a securities regulatory authority. Except as described in item 11.1, there are no other penalties or sanctions imposed by a court or regulatory body against the Company that would likely be considered important to a reasonable investor in making an investment decision.

ITEM 12:              INTEREST OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS

12.1 Interest of Management and Others in Material Transactions

None of the following persons or companies has had any material interest, direct or indirect in any transaction since January 1, 2020 that has materially affected or is reasonably expected to materially affect the Company:

(a) a director or executive officer of the Company;

(b) a person or company that beneficially owns, or controls or directs, directly or indirectly more than 10% of any class or series of the outstanding voting securities of the Company;  and

(c) an associate or affiliate of any of the persons or companies referred to in the above paragraphs (a) or (b).

The Company's directors and officers may serve as directors or officers of other public resource companies or have significant shareholdings in other public resource companies and, to the extent that such other companies may participate in ventures in which the Company may participate, the directors of the Company may have a conflict of interest in negotiating and concluding terms respecting the extent of such participation.  The interests of these companies may differ from time to time.  See "Risk Factors - Potential Conflicts of Interest" and "Directors and Officers - Conflicts of Interest".

ITEM 13:              TRANSFER AGENT AND REGISTRAR

13.1 Transfer Agent and Registrar

The transfer agent and registrar for the common shares of the Company is Computershare Investor Services Inc. at its principal offices in Vancouver, British Columbia and Toronto, Ontario.

ITEM 14:              MATERIAL CONTRACTS

14.1 Material Contracts

Other than the following contracts, there are no contracts that are material to the Company that were entered into during the financial year ended December 31, 2022 or prior thereto but which are still in effect, (other than contracts entered into in the ordinary course of business of the Company):

(a) Underwriting Agreement dated March 16, 2022 among BMO Nesbit Burns Inc., PI Financial Corp., CIBC World Markets Inc., B. Riley Securities Inc. and H.C. Wainwright & Co., LLC (as underwriters) and Endeavour in respect of a prospectus offering of 9,293,150 common shares at a price of $4.95 per common share for aggregate gross proceeds of $46,001,092.

Endeavour Silver Corp.

ITEM 15:              INTERESTS OF EXPERTS

15.1 Names of Experts

The technical report titled "NI 43-101 Technical Report: Updated Mineral Resource and Reserve Estimates for the Guanaceví Project, Durango State, Mexico" dated December 14, 2022, with an effective date of November 5, 2022, was prepared by and Richard A. Schwering, P.G., SME-RM of Hard Rock Consulting, LLC, Dale Mah, P.Geo., Vice President, Corporate Development of Endeavour and Donald P. Gray, SME-RM, Chief Operating Officer of Endeavour.

The technical report titled "NI 43-101 Technical Report: Updated Mineral Resource and Reserve Estimates for the Bolañitos Project, Guanajuato State, Mexcio" dated December 14, 2022, with an effective date of November 9, 2022, was prepared by and Richard A. Schwering, P.G., SME-RM of Hard Rock Consulting, LLC, Dale Mah, P.Geo., Vice President, Corporate Development of Endeavour and Donald P. Gray, SME-RM, Chief Operating Officer of Endeavour.

The technical report titled "NI 43-101 Technical Report on the Feasibility Study of the Terronera Project Jalisco State, Mexico" dated October 21, 2021, with an effective date of September 9, 2021, including the Mineral Reserve Estimate for Terronera in the report, was prepared by Dale Mah, P.Geo., Vice President, Corporate Development of Endeavour and by Wood Canada Limited under the direction of the following Independent Qualified Persons: Tatiana Alva, P. Geo.; William Bagnell, P.Eng.; Adam Coulson, P.Eng.; Alan Drake, P.Eng.; Kirk Hanson, P.E.; Paul Ivancie, C.P.G.; and Humberto Preciado, P.E.

The amended technical report titled “Mineral Resource Estimate for the Pitarrilla Ag-Pb-Zn Project, Durango State, Mexico”, dated March 15, 2023, with an effective date of October 6, 2022, was prepared by Allan Armitage, Ph. D., P. Geo., of SGS Geological Services (“SGS”).

Dale Mah, P.Geo., Vice President, Corporate Development of Endeavour is the Qualified Person who reviewed and approved the technical information contained in the Updated Company Mineral Reserve and Resource Estimates of the Guanaceví Mine and the Bolañitos Mine as of December 31, 2022. Dale Mah, P.Geo also reviewed and approved the technical information contained in the Terronera Project, the Parral project, the Calicanto project and the Guadalupe y Calvo exploration project.  .

15.2 Interests of Experts

KPMG LLP is the auditor of the Company and has confirmed with respect to the Company that it is independent within the meaning of the relevant rules and related interpretations prescribed by the relevant professional bodies in Canada and any applicable legislation or regulations under all relevant United States professional and regulatory standards.

To the best of the Company's knowledge, other than Mr. Mah and Mr. Gray, the other experts named in Item 15.1 did not have any registered or beneficial interest, direct or indirect, in any securities or other property of the Company when the experts prepared their respective reports or afterwards, nor will they receive any such interest.  Mr. Mah holds, directly or indirectly, options to acquire 125,200 common shares of the Company and 99,000 performance share units (each convertible into common shares of the Company).  Mr. Gray holds, directly or indirectly, options to acquire 253,000 common shares of the Company and 97,000 performance share units (each convertible into common shares of the Company).

Endeavour Silver Corp.

ITEM 16:              ADDITIONAL INFORMATION

16.1 Additional Information

Additional information relating to the Company may be found on SEDAR at www.sedar.com. Additional information, including directors' and officers' remuneration and indebtedness, principal holders of the Company's securities and securities authorized for issuance under equity compensation plans, if applicable, is contained in the Company's Information Circular for its most recent Annual General Meeting of shareholders held on May 12, 2022.  Additional financial information is also provided in the Company's financial statements and management's discussion and analysis for its most recently completed financial year ended December 31, 2022.

16.2 Audit Committee

1. The Audit Committee's Charter

National Instrument 52-110 - Audit Committees ("NI 52-110") requires every issuer to disclose certain information concerning the constitution of its audit committee and its relationship with its independent auditor, as set forth below.  A copy of the Company's Audit Committee Charter is set out in Schedule "E" to this AIF.

2. Composition of the Audit Committee

The Company's audit committee is comprised of five directors, as set forth below:

Rex McLennan	Ricardo Campoy	Ken Pickering	Margaret Beck Amy Jacobsen

As defined in NI 52-110, Rex McLennan, Ken Pickering, Ricardo Campoy, Margaret Beck and Amy Jacobsen are "independent" directors.  The Company therefore meets the requirement in NI 52-110 that all audit committee members be independent directors.

All members of the audit committee are financially literate.

3. Relevant Education and Experience

Rex McLennan - Mr. McLennan holds a Master of Business Administration degree (Finance & Accounting) from McGill University and a Bachelor of Science degree (Mathematics & Economics) from the University of British Columbia. Mr. McLennan has an ICD.D designation with the Canadian Institute of Corporate Directors. Mr. McLennan was a past Chief Financial Officer of Viterra Inc., a major global agricultural commodity company, and from 1997 to 2005, he was the Executive Vice President and Chief Financial Officer of Placer Dome Inc., a major global mining company.  In his earlier career in the oil and gas industry he held positions of increasing responsibility in business planning, finance and treasury for Imperial Oil, a publicly traded Canadian subsidiary of Exxon Corporation.

Ricardo Campoy - Mr. Campoy has a Bachelor of Science in Mine Engineering from the Colorado School of Mines and a Master of International Management (Finance) from the American Graduate School of International Management. Mr. Campoy has over 30 years of experience as a mine engineer, investment banker and financial advisor for the resource industry, financial institutions and investment funds.

Ken Pickering - Mr. Pickering is a professional engineer and mining executive with more than 50 years of experience working in the natural resource sector building and managing major mining operations in Canada, Chile, Australia, Peru and the United States.  Mr. Pickering has held independent director positions with Teck Resources, Taseko Mines and Northern Dynasty Minerals. Mr. Pickering previously held a number of positions worldwide over a 39 year career with BHP Billiton Base Metals including President of Minera Escondida Ltda. and was intimately involved in the planning, development, initial operation and subsequent expansion phase of the Escondida copper project.  He is a graduate of the University of British Columbia (BASc) and AMP Harvard Business School.

Endeavour Silver Corp.

Margaret Beck - Ms. Beck has a Bachelor of Science in Business Administration, Accounting from the University of Arizona, Tucson and has over 30 years of experience in the mining industry.  Prior to retirement, Ms. Beck ascended the ranks with global conglomerate BHP, at different levels of the organization including executive, regional and operational levels across four countries.  Ms. Beck held multiple senior executive positions with BHP including Vice President Finance Minerals Australia, Vice President Finance Iron Ore, Vice President Finance Mineral Exploration and Vice President Finance Base Metals.

Amy Jacobsen - Ms. Jacobsen has a Bachelor of Science in Metallurgical Engineering from the Colorado School of Mines and a Master of Business Administration from the Executive MBA program at the University of Denver. Ms. Jacobsen has over 30 years of diverse global experience and was recognized among the 100 Global Inspirational Women in Mining 2020. Ms. Jacobsen is a Qualified Professional in metallurgy through the Mining and Metallurgical Society of America, a registered Professional Engineer in the state of Colorado and an Associate Member of the International Institute of Mineral Appraisers.

4. Reliance on Certain Exemptions

At no time since the commencement of the Company's most recently completed financial year has the Company relied on the following exemptions or provisions under NI 52-110:

(a) the exemption in section 2.4 (De Minimis Non-audit Services),

(b) the exemption in section 3.2 (Initial Public Offerings),

(c) the exemption in subsection 3.3(2) (Controlled Companies)

(d) the exemption in section 3.4 (Events Outside Control of Member),

(e) the exemption in section 3.5 (Death, Disability or Resignation of Audit Committee Member), or

(f) the exemption in section 3.6 (Temporary Exemption for Limited and Exceptional Circumstances)

(g) section 3.8 (Acquisition of Financial Literacy),

(h) an exemption from NI 52-110, in whole or in part, granted under Part 8 (Exemptions).

5. Audit Committee Oversight

At no time since the commencement of the Company's most recently completed financial year has a recommendation of the audit committee to nominate or compensate an external auditor not been adopted by the Board of Directors.

6. Pre-Approval Policies and Procedures

The audit committee has not adopted specific policies and procedures for the engagement of non-audit services.  Subject to the requirements of NI 52-110, the engagement of non-audit services is considered by the Company's Board of Directors and, where applicable, by the audit committee, on a case-by-case basis.

Endeavour Silver Corp.

7. External Auditor Service Fees (By Category)

Set forth below are details of certain service fees paid to the Company's external auditor in each of the last two fiscal years for audit services:

Financial Year End	Audit Fees(1)	Audit-related Fees(2)	Tax Fees(3)	All Other Fees(4)
December 31, 2022	Cdn.$914,934*	Nil	Nil	Nil
December 31, 2021	Cdn.$708,584*	Nil	Nil	Nil

* All amounts are expressed in Canadian dollars

(1) Relates to fees for audit services.

(2) Relates to fees for assurance and related services by the Company's external auditor that are reasonably related to the performance of the audit or review of the Company's financial statements and are not reported under "Audit Fees".

(3) Relates to fees for professional services rendered by the Company's external auditor for tax compliance, tax advice, and tax planning.

(4) Relates to fees for products and services provided by the Company's external auditor other than the services reported under the other categories.

Endeavour Silver Corp.

SCHEDULE “A”
Endeavour Silver Corp.	NI 43-101 Technical Report
Guanaceví Project	Executive Summary

1. EXECUTIVE SUMMARY

1.1 Introduction

This report provides updated information on the operation of the Guanacevi Project, including an updated Mineral Resource and Mineral Reserve estimate. The information will be used to support disclosures in Endeavour Silver's Annual Information Form (AIF). Units used in the report are metric units unless otherwise noted. Monetary units are in United States dollars (US$) unless otherwise stated. This report was prepared in accordance with the requirements and guidelines set forth in National Instrument 43-101 (NI43-101), Companion Policy 43-101CP and Form 43-101F1 (June 2011), and the mineral resources and reserves presented herein are classified according to Canadian Institute of Mining, Metallurgy and Petroleum ("CIM") Definition Standards - For Mineral Resources and Mineral Reserves, prepared by the CIM Standing Committee on Reserve Definitions and adopted by CIM Council on May 10, 2014. The mineral resource and mineral reserve estimates reported here are based on all available technical data and information as of May 31, 2022.

1.2 Property Description and Ownership

The Guanaceví Project is in the northwest portion of the Mexican state of Durango, approximately 3.6 km west of the town of Guanaceví and 260 km northwest of the capital city of Durango. The approximate geographic center of the Project is 105°58'20"W longitude and 25°54'47"N latitude. At present, the Project is comprised of 51 mineral concessions for a total property area of 4,171.5546 ha.

EDR controls the Guanaceví Project through its 100% owned Mexican subsidiary, Endeavour Gold Corporation S.A. de C.V. (Endeavour Gold). Endeavour Gold holds the project through its two 100% owned subsidiaries, Minera Plata Adelante S.A. de C.V. (Minera Plata Adelante) and Refinadora Plata Guanaceví S.A. de C.V. (Refinadora Plata Guanaceví).

1.3 Geology and Mineralization

The Guanaceví silver-gold district hosts classic, high-grade silver-gold, epithermal vein deposits characterized by low sulphidation mineralization and adularia-sericite alteration. The Guanaceví veins are typical of many epithermal silver-gold vein deposits in Mexico in that they are primarily hosted in the Tertiary Lower Volcanic series of andesite flows, pyroclastics and epiclastics, overlain by the Upper Volcanic series of rhyolite pyroclastics and ignimbrites. Evidence is accumulating in the Guanaceví mining district that the mineralization is closely associated with a pulse of silicic eruptions that either signaled the end of Lower Volcanic Sequence magmatism or the onset of Upper Volcanic Sequence activity.

Mineralization at Guanaceví occurs in association with an epithermal low sulphidation, quartz-carbonate, fracture-filling vein hosted by a structure trending approximately N45°W, dipping 55° southwest. The Santa Cruz vein is the principal host of silver and gold mineralization at Guanaceví and is located on the west side of the horst of the Guanaceví Formation. The mineralized vein is part of a major fault system that trends northwest and principally places the Guanaceví Formation in the footwall against andesite and/or rhyolite in the hanging wall. The fault and vein comprise a structural system referred to locally as the Santa Cruz vein structure or Santa Cruz vein fault. The Santa Cruz vein itself has been traced for 5 km along trend, and averages approximately 3.0 m in width. High-grade mineralization in the system is not continuous but occurs in steeply northwest raking shoots up to 200 m in strike length. A secondary mineralized vein is located sub-parallel and subjacent to the Santa Cruz vein, in the footwall, and while less continuous is economically significant in the Porvenir Dos and North Porvenir portions of the Project.

Endeavour Silver Corp.

SCHEDULE “A”
Endeavour Silver Corp.	NI 43-101 Technical Report
Guanaceví Project	Executive Summary

1.4 Status of Exploration

In 2021, EDR spent US $1,681,454 (including property holding costs) on exploration activities carried out in the El Curso and Santa Cruz Sur areas. An underground exploration drill program focused on the Santa Cruz vein and included a total of 15,327.10m in 60 holes, with a total of 3,435 samples submitted for assays.

Since acquisition of the Guanaceví Project in 2004, and prior to the 2021 exploration season, EDR had completed 817 diamond drill holes totaling 224,010 m and 22 reverse circulation drill holes totaling 2,977 m on the entire Guanaceví Project. Of this total, approximately 180,611 m of diamond drilling in 631 holes were completed on the Santa Cruz vein structure. Drill holes were drilled from both surface and underground drill stations, and 66,070 samples were collected and submitted for assay.

1.5 Development and Operations

Long-hole stoping was introduced at Guanacevi in 2013. Since 2020, the operation has transitioned from conventional cut and fill to entirely long-hole stoping. In 2021 production was exclusively long-hole stoping.

The long-hole method has increased stope heights from typically 1.8m to up to 17m, which has reduced mining costs. Dilution and hanging wall stability is controlled using 11m long cemented cable bolts. Mining dilution has been estimated using a minimum 0.4m of over break dilution and a minimum operational 2.2m width. Additional dilution is derived from the footwall during sill development, from occasional hanging wall sloughing and from re-mucking of floor fill.

In 2021, the total ore mined by EDR was 364,955 tonnes with an additional 46,433 tonnes of third-party ore purchased for a total of 411,388 tonnes at and average of 391 g/t silver and 1.2 g/t gold. The 4 operating mine areas were Santa Cruz Sur (35.3% production), El Porvenir (7.8% production), El Curso (53% production) and Milache (3.9% production).

As of November 5, 2022, the Guanaceví mines project had 554 employees and an additional 341 contractors. The mine operates with two 10-hour shifts, 7 days per week, whereas the mill operates with two 12-hour shifts, 7 days per week.

1.6 Mineral Resource Estimate

Richard A. Schwering SME-RM with Hard Rock Consulting, LLC ("HRC"), is responsible for the estimation of the mineral resource herein. Mr. Schwering is a qualified person as defined by NI 43-101 and is independent of EDR. Mineral Resources for the Guanaceví mine were estimated from drillhole and channel sample data, constrained by geologic vein boundaries using two methods. 3D block models were estimated using an ordinary kriging ("OK") algorithm using Leapfrog Geo® and Leapfrog EDGE® software version(s) 2021.2.4 and 2021.2.5 ("Leapfrog"). Veins converted to 2D Vertical Longitudinal Projections ("VLP") were estimated using polygonal methods.  The metals of interest at Guanaceví are gold and silver.

The Mineral Resources contained within this Technical Report have been classified under the categories of Measured, Indicated, and Inferred in accordance with standards as defined by the Canadian Institute of Mining, Metallurgy and Petroleum (CIM), CIM Standards on Mineral Resources and Reserves, Definitions (May 10, 2014) and Best Practices Guidelines (November 29, 2019) prepared by the CIM Standing Committee on Reserve Definitions and adopted by the CIM Council.

Endeavour Silver Corp.

Endeavour Silver Corp.	NI 43-101 Technical Report
Guanaceví Project	Executive Summary

The Guanaceví Mineral Resource is comprised of 15 individual veins. The veins are further subdivided into areas and modeling method. The Mineral Resources have been estimated using either a Vertical Longitudinal Projection (VLP) polygonal method (7 veins) or as 3-dimensional ("3D") block models (8 veins).

The results reported in the undiluted Guanaceví mine Mineral Resource have been rounded to reflect the approximation of grade and quantity which can be achieved at this level of resource estimation. Rounding may result in apparent differences when summing tonnes, grade and contained metal content. Tonnage and grade measurements are reported in metric units, contained metal is reported as troy ounces (t. oz).  Mineral Resources that are not Mineral Reserves do not have demonstrated economic viability and may be materially affected by modifying factors including but not restricted to mining, processing, metallurgical, infrastructure, economic, marketing, legal, environmental, social and governmental factors. Inferred Mineral Resources are that part of a Mineral Resource for which the grade or quality are estimated on the basis of limited geological evidence and sampling. Inferred Mineral Resources do not have demonstrated economic viability and may not be converted to a Mineral Reserve. It is reasonably expected, though not guaranteed, that the majority of Inferred mineral resources could be upgraded to Indicated mineral resources with continued exploration. The test for reasonable prospects for economic extraction is satisfied using the criteria described in the following paragraphs.

Mineral Resources are reported using three silver equivalent ("AgEq") cut-off grades based on the area of production and concession boundary. Baseline assumptions for breakeven cut-off grades are presented on Table 14-11 and all prices are in $US. The gold price of $1,735.00/oz. and silver price of $21.80/oz are based on the 36-month moving average as of May 31, 2022.  Metal recoveries, mining, processing, G&A, royalties and other costs associated with the calculation of break-even cut-offs are based on actual production costs provided by Endeavour Silver Corp.  AgEq grade is calculated using a 79.6 silver to gold ratio. Mineral Resources inside the El Curso and Porvenir Frisco concessions are reported using a AgEq cut-off of 252g/t. Mineral Resources inside the Provenir Concession and located at Santa Cruz Sur are reported at a 212g/t AgEq cut-off. The remaining Mineral Resources constrained within the 3D modeled veins are reported at a 219g/t AgEq cut-off. Mineral Resources for veins modeled using the VLP estimation methodology are also reported using a AgEq cut-off of 219g/t.

Mineral Resource estimates using 3D block models are constrained to geologic vein solids that show continuous grade continuity and are within 100 meters of drilling or existing underground development.  The maximum distance for reported Mineral Resources is based on the average maximum range defined by modeled variograms, 89 meters for silver and 98 meters for gold.  After the block grade estimations were complete the AgEq grades for each vein were reviewed in long section by the QP, and the large majority of estimated blocks were found to show excellent grade continuity and tonnage meeting the criteria of a minable shape.  All small isolated blocks not meeting the criteria of a reasonable mining shape (at least five contiguous blocks above cutoff) were removed from the estimate and excluded from the Mineral Resource statement.

Mineral Resources estimated using 2D VLP methods are classified entirely as Inferred. Mineral Resources are calculated using true thickness composites from drillhole intercepts identified as the vein.  Polygonal methods assume grade continuity surrounding the composite. The smallest VLP volume is 4,776 tonnes, meeting the criteria for a minable shape.

Endeavour Silver Corp.

Endeavour Silver Corp.	NI 43-101 Technical Report
Guanaceví Project	Executive Summary

The undiluted mineral resources for the Guanaceví mine with an effective date of May 31, 2022 are summarized in Table 1-1 and are exclusive of mineral reserves.

Table 1-1  Mineral Resource Estimate, May 31, 2022

		Cut-off		Average Value			Material Content
Classification	Density	AgEq	Mass	AgEq	Silver	Gold	AgEq	Silver	Gold
	g/cm³	g/t	kt	g/t	g/t	g/t	thousand t. oz	thousand t. oz	thousand t. oz
Measured	Variable	Variable	138.8	670	569	1.4	2,992	2,538	6.1
Indicated			575.6	528	443	1.1	9,770	8,197	21.0
Measured + Indicated			714.4	556	467	1.2	12,762	10,735	27.0
Inferred			838.7	487	416	0.9	13,132	11,225	25.0

1. The effective date of the Mineral Resource estimate is May 31, 2022. The QP for the estimate, Mr. Richard A. Schwering, SME-RM of HRC, is independent of EDR.

2. Inferred Mineral Resources are that part of a Mineral Resource for which the grade or quality are estimated on the basis of limited geological evidence and sampling. Inferred Mineral Resources do not have demonstrated economic viability and may not be converted to a Mineral Reserve. It is reasonably expected, though not guaranteed, that the majority of Inferred Mineral Resources could be upgraded to Indicated mineral resources with continued exploration.

3. Measured, Indicated and Inferred Mineral Resource silver equivalent cut-off grades were 252 g/t for veins inside the El Curso and Porvenir Frisco Concession, 212 g/t for the Santa Cruz Sur Vein System, and 219 g/t for the remaining Mineral Resources including those veins estimated using VLP methods at Guanaceví.

4. Metallurgical recoveries were 86.4% for silver and 90.1% for gold.

5. Silver equivalents are based on a 79.6:1 silver to gold price ratio.

6. Price assumptions are $US21.80 per troy ounce for silver and $US1,735.00 per troy ounce for gold for the mineral resource cut-off calculations. These prices are based on the 36-month moving average as of the effective date.

7. Mineral resources are reported exclusive of mineral reserves.

8. Rounding may result in apparent differences when summing tonnes, grade and contained metal content. Tonnage and grade measurements are in metric units. Grades are reported in grams per tonne (g/t). Contained metal is reported as troy ounces (t. oz).

1.7 Mineral Reserve Estimate

Donald Gray, P.E., SME-RM, of EDR is responsible for the mineral reserve estimate presented in this report. Mr. Gray is a Qualified Person as defined by NI 43-101 and is not independent of EDR. The mineral reserves reported herein are classified as Proven and Probable according to CIM Definition Standards.  The mineral reserve estimate for EDR's Guanaceví Project has an effective date of May 31st, 2022.  The mineral reserve estimate includes the Santa Cruz, El Curso and Milache areas of the mine and the ore stockpiles at the mill site.  Stope designs for reporting the mineral reserves were created utilizing the updated resources and cutoffs established for 2022 by Richard A. Schwering SME-RM with Hard Rock Consulting, LLC ("HRC").  All stopes are within readily accessible areas of the active mining areas.  Ore is processed in the on-site mill, leaching circuit and Merrill Crowe process capable of processing 1,300 tpd.

Endeavour Silver Corp.

Endeavour Silver Corp.	NI 43-101 Technical Report
Guanaceví Project	Executive Summary

Measured and Indicated mineral resources within mineable areas have been converted to Proven and Probable mineral reserves as defined by CIM. Inferred mineral resources are classified as waste. Dilution is applied to Measured and Indicated resource blocks depending on the mining method chosen. Mining stopes were created based solely on Measured and Indicated resources above the calculated cutoff grade which have reasonable prospects of economic extraction after applying certain modifying factors:

Cutoff Grades:  219 g/t AgEq for Milache; 212 g/t AgEq for Santa Cruz Sur and 252 g/t AgEq for El Curso and El Porvenir including the royalties payable.

  Minimum Mining Width:  0.8m.
  External Dilution Long Hole:  35% (Milache 40%)
  Silver Equivalent:  79.6:1 silver to gold
  Gold Price:  US $1,735/oz.
  Silver Price:  US $21.80/oz.
  Gold Recovery:  91.0%
  Silver Recovery:  86.4%

The Guanaceví Project mineral reserves are derived and classified according to the following criteria:

  Proven mineral reserves are the economically mineable part of the Measured resource for which mining and processing / metallurgy information and other relevant factors demonstrate that economic extraction is feasible. For Guanaceví Project, this applies to blocks located within approximately 10m of existing development and for which EDR has a mine plan in place.
  Probable mineral reserves are those Measured or Indicated mineral resource blocks which are considered economic and for which EDR has a mine plan in place. For the Guanaceví mine project, this is applicable to blocks located a maximum of 35m either vertically or horizontally from development with one exception in the main lower Santa Cruz vein the maximum distance to development was extended to 110m as this area is currently being developed.

Endeavour Silver Corp.

Endeavour Silver Corp.	NI 43-101 Technical Report
Guanaceví Project	Executive Summary

The Proven and Probable mineral reserves for the Guanaceví mine as of May 31, 2022 are summarized in Table 1-2.  The reserves are exclusive of the mineral resources reported in Section 14 of this report.

Table 1-2  Mineral Reserve Estimate

				Average Value			Material Content
Classification	Vein	Dilution %	Mass kt	AgEq g/t	Silver g/t	Gold g/t	AgEq thousand t. oz	Silver thousand t. oz	Gold thousand t. oz
Proven	Alondra	35	0.1	578	469	1.36	2	2	0.005
	El Curso	35	88.9	808	681	1.60	2,311	1,946	4.6
	Milache	40	15.7	316	264	0.65	160	133	0.3
	Milache HW	40	21.5	460	375	1.06	318	260	0.7
	Santa Cruz Sur	35	21.8	448	368	1.00	314	258	0.7
	Stockpiles	0	14.7	605	515	1.13	286	243	0.5
Total Proven			162.7	648	543	1.31	3,390	2,841	6.9
Probable	Alondra	35	251.2	441	367	0.93	3,565	2,965	7.5
	El Curso	35	608.5	659	555	1.30	12,891	10,858	25.4
	Milache	40	28.0	388	327	0.76	349	294	0.7
	Milache HW	40	44.2	366	305	0.76	520	433	1.1
	Santa Cruz Sur	35	164.8	426	358	0.85	2,255	1,895	4.5
Total Probable		Variable	1,096.7	555	466	1.11	19,579	16,445	39
Proven + Probable		Variable	1,259.4	567	476	1.14	22,969	19,287	46.0

1. Mineral resources are estimated exclusive of and in addition to mineral reserves.

2. Figures in table are rounded to reflect estimate precision; small differences generated by rounding are not material to estimates.

1.8 Conclusions and Recommendations

The QPs considers the Guanaceví resource and reserve estimates presented here to conform with the requirements and guidelines set forth in Companion Policy 43-101CP and Form 43-101F1 (June 2011), and the mineral resources and reserves presented herein are classified according to Canadian Institute of Mining, Metallurgy and Petroleum ("CIM") Definition Standards - For Mineral Resources and Mineral Reserves, prepared by the CIM Standing Committee on Reserve Definitions and adopted by CIM Council on May 10, 2014.  These resources and reserves form the basis for EDR's ongoing mining operations at the Guanaceví Project.

Endeavour Silver Corp.

Endeavour Silver Corp.	NI 43-101 Technical Report
Guanaceví Project	Executive Summary

The QPs are unaware of any significant technical, legal, environmental or political considerations which would have an adverse effect on the extraction and processing of the resources and reserves located at the Guanaceví Mines Project. Mineral resources which have not been converted to mineral reserves, and do not demonstrate economic viability shall remain mineral resources.  There is no certainty that all or any part of the mineral resources estimated will be converted into mineral reserves.

The QPs considers that the mineral concessions in the Guanaceví mining district controlled by EDR continue to be highly prospective both along strike and down dip of the existing mineralization.

EDR's Guanaceví Project has an extensive mining history with well-known silver and gold bearing vein systems. Ongoing exploration has continued to identify additional resources at the project and within the district surrounding the mine. Since EDR took control of the Guanaceví properties, new mining areas identified have enabled EDR to increase production by providing additional sources of mill feed.  EDR's operation management teams continue improving efficiency, lowering costs and researching and applying low-cost mining techniques. This report demonstrates that the project has positive cash flow, and mineral reserve estimates can be supported.

For 2022, approved exploration budget for Guanaceví includes 11,000 meters of drilling, which is estimated to be approximately US $1,800,000.

The QPs recommends that the continuation of the conversion of all resource models from 2D polygons to 3D block models be continued.  Between 2017 and 2021, considerable progress was made in this regard. Additional modeling efforts should be made to define the mineralized brecciated areas as they have been an import source of economic material encountered in the current operation and could continue to provide additional tonnage to support the mine plan. Work programs should continue to focus on areas to explore for mine life extensions.

Endeavour Silver Corp.

SCHEDULE “B”
Endeavour Silver Corp.	NI 43-101 Technical Report
Bolañitos Project	Executive Summary

1. EXECUTIVE SUMMARY

1.1 Introduction

This report provides updated information on the operation of Endeavour Silver Corporation's (EDR)  Bolañitos Project, including an updated Mineral Resource and Mineral Reserve estimate. The information will be used to support disclosures in Endeavour Silver's Annual Information Form (AIF). Units used in the report are metric units unless otherwise noted. Monetary units are in United States dollars (US$) unless otherwise stated. This report was prepared in accordance with the requirements and guidelines set forth in National Instrument 43-101 (NI43-101), Companion Policy 43-101CP and Form 43-101F1 (June 2011), and the mineral resources and reserves presented herein are classified according to Canadian Institute of Mining, Metallurgy and Petroleum ("CIM") Definition Standards - For Mineral Resources and Mineral Reserves, prepared by the CIM Standing Committee on Reserve Definitions and adopted by CIM Council on May 10, 2014. The mineral resource and mineral reserve estimates reported here are based on all available technical data and information as of May 31, 2022.

1.2 Property Description and Ownership

In 2007, EDR acquired the Bolañitos mine from Industrias Peñoles S.A. de C.V. (Peñoles), the owner at the time, and Minas de la Luz, S.A. de C.V. (Minas de la Luz), the operator at the time. The acquisition included the Mina Cebada, Mina Bolañitos, Mina Golondrinas and Mina Asunción (as well as a few other currently closed mines). Minas de la Luz continued as the operator of the mines until June, 2007, when EDR assumed control. The Mina Asunción is very close to the Mina Bolañitos and the two are currently connected underground.

The Bolañitos Project is in the state of Guanajuato, Mexico. The mine consists of three operating mines: the Bolañitos, Lucero, and Asuncion mines, which are located near the town of La Luz, about 12 km to the northeast of Guanajuato. All the mines are readily accessed by paved and gravel roads. EDR also owns the inactive Cebada mine, located about 5 km north of the city of Guanajuato, and the inactive Golondrinas mine, which is 3.5 km to the southwest of Cebada.

1.3 Geology and Mineralization

The Bolañitos mine is in the eastern part of the Guanajuato mining district, in the southeastern portion of the Sierra de Guanajuato, which is an anticlinal structure about 100 km long and 20 km wide. Bolañitos is located on the northeast side of this structure where typical primary bedding textures dip 10° to 20° to the north-northeast. Economic mineralization at Bolañitos is known to extend as much as 250 m vertically from 2300 m to 2050 m elevation except for the La Luz vein that extends 400 m vertically from 2300 m to 1900 m.

The Guanajuato mining district is characterized by classic, high grade silver-gold, epithermal vein deposits with low sulfidation mineralization and adularia-sericite alteration. Veins in the Guanajuato district are typical of most epithermal silver-gold vein deposits in Mexico with respect to the volcanic or sedimentary host rocks and the paragenesis and tenor of mineralization. The Guanajuato mining district hosts three major mineralized fault systems, the La Luz, Veta Madre and Sierra systems.

Endeavour Silver Corp.

Endeavour Silver Corp.	NI 43-101 Technical Report
Bolañitos Project	Executive Summary

Figure 1-1: Map of the Guanajuato mining district, with the main epithermal veins and other significant geological structures; modified from Randall et al. (1994). The La Luz and Sierra systems are basically constituted by low sulfidation mineralization whereas most of the Veta Madre system belongs to the intermediate sulfidation type. The rhyolitic rocks shown in the map are those that are most likely to have ages similar to those of epithermal deposits. Key: SMO = Sierra Madre Occidental, SMS = Sierra Madre del Sur, TMVB = Trans-Mexican Volcanic Belt. (Martinez-Reyes et al; 2015)

Of the geological formations associated with the Guanajuato district, only the Esperanza and La Luz Formations occur in the Bolañitos mine area with mineralization residing primarily within the La Luz Formation.  Mineralization is known to dissipate at the contact with the Esperanza Formation.

The Veta Madre historically was the most productive vein in the Guanajuato district, and is by far the most continuous, having been traced on the surface for nearly 25 km. The vein dips from 35° to 55º to the southwest with measured displacement of around 1,200m near the Las Torres mine and 1,700 m near La Valenciana mine. The most productive veins at Bolañitos strike parallel to the Veta Madre system.

Bolañitos mineralization is directly related to faulting. Mineralization occurs as open-space fillings in fracture zones or impregnations in locally porous wall rock. Veins which formed in relatively open spaces are the main targets for mining.

Mineralized veins at Bolañitos consist of the classic banded and brecciated epithermal variety. Silver occurs primarily in dark sulfide-rich bands within the veins, with little mineralization within the wall rocks. The major metallic minerals reported include pyrite, argentite, electrum and ruby silver, as well as some galena and sphalerite, generally deeper in the veins. Mineralization is generally associated with phyllic (sericite) and silicification alteration which forms haloes around the mineralizing structures. The vein textures are attributed to the brittle fracturing-healing cycle of the fault-hosted veins during and/or after faulting.

Economic concentrations of precious metals are present in "shoots" distributed vertically and laterally between non-mineralized segments of the veins. Overall, the style of mineralization is pinch-and-swell with some flexures resulting in closures and others generating wide sigmoidal breccia zones.

Endeavour Silver Corp.

Endeavour Silver Corp.	NI 43-101 Technical Report
Bolañitos Project	Executive Summary

1.4 Development and Operations

Mining methods used at Bolañitos include long-hole stoping and conventional cut and fill mining. Cut and fill stopes are generally mined 15m along strike and in 1.5 - 1.8m high cuts, and long hole stopes are 15m long and 20m high (20m between levels floor to floor). Access to the stoping areas is provided by a series of primary and secondary ramps located in the footwalls of the target structures. In Bolañitos numerous veins are mined.  The ramps have grades from minus 15% to plus 12%, with plus or minus 12% as standard. The ramps and crosscuts are generally 4 m by 4 m.

In 2021, the total ore mined by EDR was 412,295 metric tonnes from 3 different mines; La Luz (39%) Lucero (44%), San Miguel (25%).

As of November 9, 2022, the Bolañitos Mine had a roster of 490 employees and an additional 157 contractors. The mine operates on two 10-hour shifts, 7 days per week, whereas the mill operates on a 24/7 schedule.

1.5  Status of Exploration

In 2021, EDR spent US $1,268,877 on property holding costs and exploration activities such as drilling, geological mapping and sampling, at the Bolañitos Project. Field exploration mainly focused on the Bolañitos South area while the drilling campaign focused on exploring the Bolañitos North (Melladito and Bolañitos veins), Belén and Bolañitos South (Lourdes, Cabrera Carrica, Tepetateras-Lulú, La Cuesta North, La Cuesta South and Margaritas) areas. A total of 15,380 meters completed in 72 drill holes and 3,663 samples submitted for analysis.

1.6 Mineral Resource Estimate

Richard A. Schwering SME-RM with Hard Rock Consulting, LLC ("HRC"), is responsible for the estimation of the mineral resource herein. Mr. Schwering is a qualified person as defined by NI 43-101 and is independent of EDR. Mineral resources for the Bolañitos mine were estimated from drillhole and channel sample data, constrained by geologic vein boundaries using two methods. 3D block models were estimated using an ordinary kriging ("OK") algorithm using Leapfrog Geo® and Leapfrog EDGE® software version(s) 2021.2.4 and 2021.2.5 ("Leapfrog"). Veins converted to 2D Vertical Longitudinal Projections ("VLP") were estimated using polygonal methods.  The metals of interest at Bolañitos are gold and silver.

The mineral resources contained within this Technical Report have been classified under the categories of Measured, Indicated, and Inferred in accordance with standards as defined by the Canadian Institute of Mining, Metallurgy and Petroleum (CIM), CIM Standards on Mineral Resources and Reserves, Definitions (May 10, 2014) and Best Practices Guidelines (November 29, 2019) prepared by the CIM Standing Committee on Reserve Definitions and adopted by the CIM Council.

The Bolañitos mineral resource is comprised of 55 individual veins. The veins are further subdivided into vein sets and modeling method. The mineral resources have been estimated using either a Vertical Longitudinal Projection ("VLP") polygonal method (10 veins) or as 3-dimensional ("3D") block models (45 veins).

Endeavour Silver Corp.

Endeavour Silver Corp.	NI 43-101 Technical Report
Bolañitos Project	Executive Summary

Mineral resources are reported using four silver equivalent ("AgEq") cut-off grades based on the area of production. Baseline assumptions for breakeven cut-off grades are presented on Table 14-11 and all prices are in $US. The gold price of $1,735.00/oz. and silver price of $21.80/oz are based on the 36-month moving average as of May 31, 2022.  Metal recoveries, mining, processing, G&A, royalties and other costs associated with the calculation of break-even cut-offs are based on actual production costs provided by Endeavour Silver Corp.  AgEq grade is calculated using a 79.6 silver to gold ratio. Mineral Resources for veins located within the Lucero production area were reported using a 151g/t AgEq cut-off. Mineral Resources within the Belen vein system are reported at a 157 g/t AgEq cut-off. A AgEq cut-off of 149 g/t was applied to remaining Mineral Resources for veins inside the La Luz and San Miguel production areas. Mineral Resources for veins modeled using the VLP estimation methodology were also reported using a AgEq cut-off of 149g/t.

Mineral Resource estimates using 3D block models are constrained to geologic vein solids that show continuous grade continuity and are within 60 meters of drilling or existing underground development.  The maximum distance for reported Mineral Resources is based on the average maximum range defined by modeled variograms, 66 meters for silver and 64 meters for gold.  After the block grade estimations were complete the AgEq grades for each vein were reviewed in long section by the QP, and the large majority of estimated blocks were found to show excellent grade continuity and tonnage meeting the criteria of a minable shape.  All small isolated blocks not meeting the criteria of a reasonable mining shape (at least five contiguous blocks above cutoff) were removed from the estimate and excluded from the Mineral Resource statement.

Mineral Resources estimated using 2D VLP methods are classified entirely as Inferred. Mineral Resources are calculated using true thickness composites from drillhole intercepts identified as the vein.  Polygonal methods assume grade continuity surrounding the composite. The smallest VLP volume is 328 tonnes, meeting the criteria for a minable shape.

Table 1-1 Mineral Resource Estimate, Effective Date May 31st, 2022

	Cut-off		Average Value			Material Content
Classification	AgEq	Mass	AgEq	Silver	Gold	AgEq	Silver	Gold
	g/t	kt	g/t	g/t	g/t	thousand t. oz	thousand t. oz	thousand t. oz
Measured	Variable	42.0	322	97	3.0	435	131	4.0
Indicated	Variable	411.5	279	111	2.3	3,697	1,470	30.0
Measured + Indicated	Variable	453.5	283	110	2.3	4,132	1,601	34.0
Inferred	Variable	1,656.6	331	141	2.5	17,608	7,494	132.2

1. The effective date of the Mineral Resource estimate is May 31, 2022. The QP for the estimate, Mr. Richard A. Schwering, SME-RM of HRC, is independent of EDR.

2. Inferred Mineral Resources are that part of a mineral resource for which the grade or quality are estimated on the basis of limited geological evidence and sampling. Inferred Mineral Resources do not have demonstrated economic viability and may not be converted to a Mineral Reserve. It is reasonably expected, though not guaranteed, that the majority of Inferred Mineral Resources could be upgraded to Indicated Mineral Resources with continued exploration.

3. Measured, Indicated, and Inferred Mineral Resource silver equivalent cut-off grades were 149 g/t for veins located in the La Luz and San Miguel production areas and veins estimated using VLP methods at Bolañitos, 157 g/t for the Belen vein system, and 151 g/t for veins located in the Lucero production area.

Endeavour Silver Corp.

Endeavour Silver Corp.	NI 43-101 Technical Report
Bolañitos Project	Executive Summary

4. Metallurgical recoveries were 85.7% for silver and 90.1% for gold.

5. Silver equivalents are based on a 79.6:1 silver to gold price ratio.

6. Price assumptions are $US21.80 per troy ounce for silver and $US1,735.00 per troy ounce for gold for resource cut-off calculations. These prices are based on the 36-month moving average as of the effective date.

7. Mineral Resources are reported exclusive of Mineral Reserves.

8. Rounding may result in apparent differences when summing tonnes, grade and contained metal content. Tonnage and grade measurements are in metric units. Grades are reported in grams per tonne (g/t). Contained metal is reported as troy ounces (t. oz).

1.7 Mineral Reserve Estimate

Mr. Don Gray, P.E., SME-RM, of EDR is responsible for the mineral reserve estimate presented in this report. Mr. Gray is Qualified Person as defined by NI 43-101 and is not independent of EDR.  The reserve calculation for the Bolañitos Project was completed in accordance with NI 43-101 and has an effective date of May 31st, 2022.  Stope designs for reporting the reserves were created utilizing the updated resources and cutoffs established for 2022 by Richard A. Schwering SME-RM with Hard Rock Consulting, LLC ("HRC").  All the stopes are within readily accessible areas of the active mining areas.  Ore is milled and undergoes floatation at a rate of 1,100 tpd.

EDR utilized Vulcan program to generate the stopes for the reserve mine plan.  The parameters used to create the stopes are listed below;

  Cut-Off Grades:
    149 g/t silver equivalent for San Miguel
    149 g/t silver equivalent for La Luz
    151 g/t silver equivalent for Lucero
    157 g/t silver equivalent for Belen
  Minimum Mining Width:  0.8 m.
  Cut and Fill Stope Size:  7m W x 4m H
  Long Hole Stope Size:  7m W x 20m H
  External Dilution Cut and Fill:  24%
  External Dilution Long Hole:  40%
  Silver Equivalent:  79.6:1 silver to gold
  Gold Price:  US $1,735 /oz
  Silver Price:  US $21.80 /oz
  Gold Recovery:  90.1%
  Silver Recovery:  85.7%
  Dilution factors averaged 37.14%. Dilution factors are calculated based on internal stope dilution calculations and external dilution factors of 24% for cutand fill and 40% for long hole.
  Silver equivalents are based on a 79.6:1 silver:gold ratio.

The stopes were design using only the updated Measured and Indicated resources above the calculated cutoff including internal stope dilution and were determined to be economically viable. The Measured and Indicated mineral resources within the stopes have been converted to Proven and Probable reserves as defined by NI 43-101.  All inferred material has been classified as waste.

Endeavour Silver Corp.

Endeavour Silver Corp.	NI 43-101 Technical Report
Bolañitos Project	Executive Summary

Table 1-1  Mineral Reserve Estimate

			Average Value			Material Content
Classification	AgEq Cut-off g/t	Mass kt	AgEq g/t	Silver g/t	Gold g/t	AgEq thousand t. oz	Silver thousand t. oz	Gold thousand t. oz
Proven	Variable	158	266	57	2.63	1,357	290	13.4
Probable	Variable	376	265	73	2.41	3,199	878	29.2
Proven + Probable	Variable	534	326	101	2.8	4,556	1,168	42.6

1. Mineral resources are estimated exclusive of and in addition to mineral reserves.

2. Figures in table are rounded to reflect estimate precision; small differences generated by rounding are not material to estimates.

1.8 Conclusions and Recommendations

The QPs consider the Bolañitos mineral resource and reserve estimates presented herein to conform with the requirements and guidelines set forth in Companion Policy 43-101CP and Form 43-101F1 (June 2011), and the mineral resources and reserves presented herein are classified according to Canadian Institute of Mining, Metallurgy and Petroleum ("CIM") Definition Standards - For Mineral Resources and Mineral Reserves, prepared by the CIM Standing Committee on Reserve Definitions and adopted by CIM Council on May 10, 2014.  These mineral resources and reserves form the basis for EDR's ongoing mining operations at the Bolañitos Mines Project.

The QPs are unaware of any significant technical, legal, environmental, or political considerations which would have an adverse effect on the extraction and processing of the resources and reserves located at the Bolañitos Mines Project. Mineral resources which have not been converted to mineral reserves, and do not demonstrate economic viability shall remain mineral resources.  There is no certainty that all or any part of the mineral resources estimated will be converted into mineral reserves.

The QPs consider that the mineral concessions in the Bolañitos mining district controlled by EDR continue to be highly prospective both along strike and down dip of the existing mineralization.

EDR's Bolañitos Mines Project has an extensive mining history with well-known silver and gold bearing vein systems. Ongoing exploration has continued to demonstrate the potential for the discovery of additional resources at the project and within the district surrounding the mine.  Outside of the currently known reserve/resource areas, the mineral exploration potential for the Bolañitos Project is considered to be very good.  Parts of the known vein splays beyond the historically mined areas also represent good exploration targets for additional resource tonnage

Since EDR took control of the Bolañitos Mines Project, new mining areas have enabled EDR to increase production by providing additional sources of mill feed. EDR's operation management teams continue to search for improvements in efficiency, lowering costs and researching and applying low-cost mining techniques.

In 2022, EDR plans to drill 10,000 meters of surface drilling in the Bolañitos Project, at an estimated cost of US$1,500,000. Drilling campaigns will be carried out mainly in the Bolañitos South and Virginia areas.

Endeavour Silver Corp.

Endeavour Silver Corp.	NI 43-101 Technical Report
Bolañitos Project	Executive Summary

The QPs recommends that the process of converting mineral resources into reserves from 2D polygons to 3D block models be continued.  During the last couple of years, considerable progress has been made on this process with only nine veins remaining to be converted to 3D. Additional modeling efforts should be made to define the mineralized brecciated areas as they have been an important source of economic material encountered in the current operation, and could provide additional tonnage to support the mine plan.

EDR currently utilizes the exploration drilling and chip and muck samples in their resource and reserve calculations.  It is recommended that future efforts focus on constructing block models for resource and reserve reporting utilizing only the exploration and underground drilling results.

Although the reconciliations conducted by EDR show good comparison between planned versus actual values, the reconciliation process should be improved to include the estimated tonnes and grade from the resource models. Because the LOM plan is compared to the plant production monthly, the actual physical location of the material mined may be different than the planned location.  Due to the many stopes that are mined during a day this can only be completed on an average monthly basis due to blending of stope material into the mill.  The monthly surveyed as mined areas should be created into triangulation solids and saved monthly for reporting the modeled tonnes for each month. The combination of the 3D block models and 2D and polygonal reserves makes this process difficult but considerable progress has been made during the last year to get all resources and reserves into 3D block models.  The model-predicted results versus actual can then be used to determine if dilution factors need to be adjusted, or perhaps the resource modeling parameters may require adjustment if there are large variances.  The mill production should be reconciled to the final concentrate shipments on a yearly basis and resulting adjustment factors should be explained and reported.

Endeavour Silver Corp.

SCHEDULE “C”
Endeavour Silver Corp.
Terronera Project
NI 43-101 Technical Report on the Feasibility Study of the Terronera Project

1.0 SUMMARY

1.1 Introduction

Wood Canada Ltd. (Wood), together with Endeavour Silver Corp. (Endeavour Silver), prepared the Technical Report (Report) summarizing the results of a feasibility study (FS) on the Terronera Silver-Gold Project (Terronera Project).  The Terronera Project is located 50 km northeast of Puerto Vallarta in Jalisco State, Mexico.

1.2 Terms of Reference

Mineral Resource and Mineral Reserve estimates were prepared in accordance with the Canadian Institute of Mining, Metallurgy and Petroleum (CIM) Estimation of Mineral Resources and Mineral Reserves Best Practice Guidelines (November 29, 2019) and followed the definitions in CIM Definition Standards for Mineral Resources and Mineral Reserves (May 10, 2014).

Measurement units used in this Report are metric unless otherwise noted.  Currency is expressed in US dollars or unless specified as Mexican pesos (MXN).

1.3 Property Description and Location

The Terronera Project is located in the mountainous region of San Sebastián, a historical mining district in Mexico.  The site can be accessed via Federal Highway No. 70 from Guadalajara, approximately 160 km southeast, and from Puerto Vallarta approximately 50 km southwest (Figure 1-1).

Endeavour Silver holds the Terronera Project through its 100% owned Mexican subsidiary, Endeavour Gold Corporation S.A. de C.V. (Endeavour Gold). Endeavour Gold holds the Terronera Project through its 100% owned subsidiaries Terronera Precious Metals S.A. de C.V. (TPM) and Minera Plata Adelante S.A. de C.V. (MPA).

The Terronera Project consists of 24 mineral concessions, totalling 17,369 ha all of which are valid and in good standing.  Surface rights and access rights have been negotiated with various private ranch owners and three local three local Ejidos in support of exploration activities.  Mexican Mining law provides the right to use water from the mine for exploration, exploitation, processing, and project personnel.

The Terronera Project is subject to three royalties.  The Mexican government retains 0.5% royalty on any precious metals produced. Industrias Minera México S.A. de C.V. (IMMSA) and Compañia Plata San Sebastian S.A. de C.V. (AGREMIN) retains 2% net smelter return (NSR) royalty on mineral production from the concessions each individually conveyed or optioned to Endeavour Silver (10 concessions totaling 3,388 ha from IMMSA; and 4 concessions totaling 9,752 ha from AGREMIN).

Project No.: 246468 21 October 2021	Summary Page 1-1

Endeavour Silver Corp.
Terronera Project
NI 43-101 Technical Report on the Feasibility Study of the Terronera Project

Figure 1-1: Terronera Project Location Map (Burga et al., 2020)

1.4 History

The Terronera Project is situated near the town of Sebastián del Oeste founded in 1605 during the Spanish colonial period.  By 1785 the Sebastián del Oeste mining district consisted of more than 25 mines and a number of smelters and was considered one of the principal sources of gold, silver, and copper for New Spain. The main mines in the district included Real de Oxtotipan, Los Reyes, Santa Gertrudis, Terronera, and La Quiteria.

Project No.: 246468 21 October 2021	Summary Page 1-2

Endeavour Silver Corp.
Terronera Project
NI 43-101 Technical Report on the Feasibility Study of the Terronera Project

In 1979 Consejo de Recursos Minerales conducted regional and local semi-detailed mapping and exploration followed by prospecting activities in 1985 by Compañía Minera Bolaños, S.A. In the late 1980s IMMSA began exploring the historical mining district and continued with geological mapping and sampling of outcropping structures of a number of veins to the mid-1990s.  Over the years, IMMSA drilled several holes intersecting widespread silver-gold mineralization, mainly at the Terronera Vein; however, a Mineral Resource estimate was not undertaken.

In 2010, Endeavour Silver acquired the option to purchase the San Sebastián properties from IMMSA and have conducted several exploration, and drilling campaigns that have resulted in Mineral Resource estimates, a preliminary economic assessment in 2015, a pre-feasibility study in 2017, and an updated pre-feasibility study in 2020.

There has reportedly been significant historical production from the San Sebastian del Oeste region spanning from 1566 through to the early 20th century; however, the amount of silver production is unknown.

1.5 Geology and Mineralization

The San Sebastián del Oeste mining district is situated at the southern end of the Sierra Madre Occidental metallogenic province, a north-northwesterly trending volcanic belt of mainly Tertiary age. This volcanic belt is more than 1,200 km long and 200 to 300 km wide and hosts most of Mexico's gold and silver deposits. The volcanic belt is one of the world's largest epithermal precious metal systems.

The San Sebastián del Oeste silver-gold district hosts high-grade silver-gold, epithermal vein deposits characterized by low-sulphidation mineralization and adularia-sericite alteration. The veins are typical of epithermal silver-gold vein deposits in Mexico in that they are primarily hosted in volcanic flows, pyroclastic, and epiclastic rocks, or sedimentary sequences of shale and its metamorphic counterparts.

The Terronera Project lies within the structurally and tectonically complex Jalisco Block at the western end of the younger (early Miocene to late Pliocene) Trans-Mexican Volcanic Belt. The more important mineralized veins in the San Sebastián del Oeste district are controlled by west-northwest to northwest striking structures related to a transcurrent fault system.

The Terronera Project is underlain by a volcano-sedimentary sequence which consists of shale, sandstone, and narrow calcareous-clayey interbeds overlain by tuffs, volcanic breccias, and lava flows of mainly andesitic composition. The volcano-sedimentary units crop out in the north-central part of the district. Further to the north, granitic to granodioritic intrusive rocks are present.

Project No.: 246468 21 October 2021	Summary Page 1-3

Endeavour Silver Corp.
Terronera Project
NI 43-101 Technical Report on the Feasibility Study of the Terronera Project

The principal Terronera Vein has been traced by drilling for 1.5 km on strike and from surface to the maximum depth of drilling at 546 m identifying its average true width to be 3.9 m. In addition to the main Terronera Vein, there are additional hanging wall and footwall veins. The veins are primarily hosted in volcanic flows, pyroclastic and epiclastic rocks, associated shales, and metamorphic counterparts.

1.6 Exploration

Endeavour Silver has conducted several exploration programs since 2010.  Exploration activities include geological mapping, data compilation, rock chip sampling, trenching, soil geochemistry surveys, and topographical and geographical mapping using satellite photogrammetry.

Areas explored include: Real Alto, located in the southern part of the Terronera Project (including the Real, Tajo, Las Animas, Los Negros, La Escurana, Los Lodos, La Mora, Peña Gorda, El Maguey, Monte Obscuro and several other structures located in the area); Central part of the project (which includes the Terronera, La Luz and Quiteria West veins, in addition, several other structures in the area, highlighting El Padre, Los Espinos, Democrata, El Fraile, La Escondida, Vista Hermosa, La Atrevida, La Loma, Los Pajaros, Valentina, Jabalí, Lindero, San Simón, El Fresno, Zavala and Pendencia); North part of the project, around the Santiago de los Pinos town, including Los Reyes, La Ermita, Las Coloradas, La Plomosa and Los Encinos veins; La Unica area (La Unica vein and Julio-Camichina system); and more recently Los Cuates area (La Sanguijuela and San Sebastian 11 claims).

1.7 Drilling and Sampling

Drilling was initiated by IMMSA between 1995 and 2010, completing 17 diamond drill holes.  Since 2011 Endeavour Silver completed 194 diamond drill holes and 40 channels totaling 66,076.6 m on the Terronera Vein and 41 diamond drill holes totaling 9,795.65 m on the La Luz Vein.  Only holes drilled by Endeavour Silver were used to construct the Mineral Resource estimates.

Core logging recorded mineralization types, structure, density, recovery, rock quality designation (RQD), alteration, and geology. Core recovery is within acceptable levels with an average of 90% in the Terronera Vein, 100% in the La Luz Vein, and 100% in the host rock surrounding both.

Collar surveys are carried out with total station and a dual-band global positioning system (GPS), while surface holes are surveyed using a Reflex multi-shot down-hole survey instrument at 30 m intervals from the bottom of the hole and back up the collar.

Sampling is conducted in the Endeavour Silver core storage facilities, where it is geologically and geotechnically logged (RQD).  Sampling is done in the mineralized structure with intervals between 20 and 100 cm and within the surrounding host rock with intervals between 20 and 150 cm.  Photographs and density measurements are taken.

Project No.: 246468 21 October 2021	Summary Page 1-4

Endeavour Silver Corp.
Terronera Project
NI 43-101 Technical Report on the Feasibility Study of the Terronera Project

The whole core is cut in half with a diamond rotary saw, and broken core pieces are split with a pneumatic core splitter for sampling and are bagged and tagged.  Samples are prepared at the ALS Chemex facility Guadalajara (ALS Guadalajara) which is independent of Endeavour Silver and holds an ISO/IEC 17025 accreditation.  Independent laboratory ALS laboratory in Vancouver, Canada (ALS Canada) with ISO/IEC 17025 accreditation carried out the analytical process between 2012 and 2018. Samples from the 2020 campaign were sent to the SGS Durango-Mexico laboratory (SGS Durango) which is also independent of Endeavour Silver and accredited under ISO/IEC 17025.  SGS Durango were also used as the secondary laboratory for the 2019 drilling campaign. Inspectorate laboratory in Hermosillo has been used as a secondary laboratory since 2012. They are independent of Endeavour Silver and hold global quality certifications under ISO9001:2008, Environmental Management under ISO14001, and Safety Management under OH SAS 18001 and AS4801.

Silver grades were determined by ALS Canada using inductively couple plasma atomic emission spectroscopy (ICP-AES) following aqua regia digestion.  Gold was assayed by fire assay (FA) followed by atomic absorption (AA) analysis of the FA bead on a 30 g pulp sample.  Assays reporting over the gold and silver limit is FA followed by gravimetric analysis on a 30 g pulp sample.  Detection limits for high-grade gold assays are 0.5 to 1,000 ppm and 5 to 10,000 ppm for silver assays.

SGS Durango uses aqua regia digestion followed by ICP optical emission spectroscopy (OES) for silver and FA for gold.  Overlimit silver and gold assays are by FA with a gravimetric finish.

Endeavour Silver employed a quality assurance quality control (QA/QC) program, including certified reference materials (CRMs), blanks, and duplicates inserted in the sample stream at a rate of approximately one control for every 20 samples.  Check assaying was also conducted with a frequency of approximately 5%.  A review of the QC data from drilling used for Mineral Resource estimation found potential low-level carry-through contamination in ALS Canada results that have been deemed minor and not material to the Mineral Resource estimate.  The Qualified Person (QP) concludes that the sample preparation, security, and analytical procedures are adequate for use in Mineral Resource estimation.

1.8 Data Verification

The drill hole database was inspected and validated by the QP.  Assay data was verified against the original laboratory certificates. Minor errors were found, addressed and discussed with Terronera's team.

Project No.: 246468 21 October 2021	Summary Page 1-5

Endeavour Silver Corp.
Terronera Project
NI 43-101 Technical Report on the Feasibility Study of the Terronera Project

The QP performed verification and validation of drill hole collars, downhole surveys, geological logging, sampling, sample preparation, and assaying procedures during their site visit.  Drilling practices were reviewed by visiting a rig, drilling an exploration drill hole, and checking downhole survey measurements.  Core logging of drill holes from the Terronera and La Luz veins were reviewed.  Sampling practices were reviewed together with the Terronera Project geologists. Witness samples were selected from the Terronera and La Luz veins, sent to ALS Canada, and a blank and standard for each vein.  Results confirm the data to be reliable and suitable for use in updating the Mineral Resource.

1.9 Mineral Processing and Metallurgical Testing

Hazen Research completed initial comminution testing in 2016 and 2019.  Samples were subjected to semi-autogenous grind mill comminution (SMC), Bond rod mill and ball mill work indexes (BWi and RWi, respectively), Bond abrasion index (Ai), and Bond impact work index (CWi) with results showing material classified as hard and highly abrasive.  Additional comminution testing performed in 2021 supported these initial results with ore classified as very hard and highly abrasive.

ALS Metallurgy performed metallurgical test work in Kamloops, B.C., Canada. Testing before 2019 focused on evaluating flotation parameters from composite samples representative of materials with various precious metal grades, and reviewing the potential for deleterious elements.

The 2019/2020 metallurgical program included grind versus recovery, flash flotation, rougher and cleaner circuit confirmation testing with the aim to refine the process design parameters and flowsheet.  Recovery models were generated from composites from current and previous testwork campaigns.

The 2021 testwork focused on assessing the metallurgical performance of both the Terronera and La Luz veins.  Testwork completed includes Ai, BWi, flash flotation, rougher and batch cleaner flotation, and locked cycle tests.  Additional comminution tests determined the hardness of the Terronera ore be 19.1 kWh/t and an Ai of 0.47.  Results showed a two-stage flotation cleaning circuit is recommended to achieve a marketable concentrate grade.  Additionally, recycling the cleaner scavenger tails should be implemented and maintained as an option in the current circuit.  The final concentrate quality used in the lock cycle tests was analyzed for minor and deleterious elements and was deemed not to affect the extraction of gold and silver significantly.

Based on the projected LOM plan, overall recoveries of silver and gold are 87.7% and 76.3%, respectively.

Project No.: 246468 21 October 2021	Summary Page 1-6

Endeavour Silver Corp.
Terronera Project
NI 43-101 Technical Report on the Feasibility Study of the Terronera Project

1.10 Mineral Resource Estimate

Mineral Resources estimates were prepared for the Terronera and La Luz veins using drill holes completed by Endeavour Silver between 2010 and 2020.  Estimation domains were constructed to include the mineralization portions of the veins and wall rock along the structural corridors responsible for vein emplacement and silver and gold deposition using a nominal 150 g/t silver equivalent (AgEq) cut-off grade.

Following the identification of a high-grade silver sample population, continuity of high-grade samples at the scale of the drill hole spacing and sampling interval was found.  Based on these findings, a high-yield restriction was used to model the high-grade mineralization and prevent the over-projection of extreme silver grades.

An in-situ bulk density model used core recovery data to adjust the modeled density to reflect voids and open spaces and expected reduction in metal contained in the rock mass.

Estimation for both veins was performed in three passes using anisotropic search ellipsoids and inverse distance weighting to the third power.  The models were validated by means of visual inspection and checked for global bias and local bias using swath plots. No areas of significant bias were noted.

Blocks in the Terronera Mineral Resource model have been assigned a resource confidence category based on drill hole spacing criteria selected that considers a visual assessment of the continuity of the mineralized zones width along strike and down dip, and a geostatistical drill hole spacing study.  For the Terronera Zone, a 50 m drill spacing was used to define Indicated Mineral Resources with all remaining blocks inside the mineralized domain classified Inferred Mineral Resources.  For the La Luz Zone, blocks estimated with composites from at least two drill holes with a nominal drill hole spacing of 30 m are classified as Indicated Mineral Resources.  Holes spaced wider than the nominal 30 m spacing are classified as Inferred Mineral Resources.

A cut-off grade of 150 g/t silver equivalent (AgEq) is applied to identify blocks that will have reasonable prospects of eventual economic extraction.

The silver equivalent calculation and cut-off grades used for the 2021 Mineral Resource estimate are consistent with values used from the preliminary economic assessment and pre-feasibility studies.  AgEq for the Terronera Project is Ag + 75 x Au.  The AgEq value takes into account silver grade plus gold grade factored by the differential of gold and silver metal prices and metallurgical recoveries. The 150 g/t AgEq cut-off grade generates sufficient revenue assuming metallurgical recovery and long-range silver price to cover operating costs, including mining, processing, general and administrative (G&A), treatment, refining, and royalties.

Project No.: 246468 21 October 2021	Summary Page 1-7

Endeavour Silver Corp.
Terronera Project
NI 43-101 Technical Report on the Feasibility Study of the Terronera Project

The Mineral Resource estimates for the Terronera, and La Luz deposits are summarized in Table 1-1 and Table 1-2, respectively and are reported according to the 2014 CIM Definition Standards.

The majority of the Terronera Mineral Resources have been classified as Indicated, and it is possible that infill and grade control drilling and production sampling may result in local changes to the thickness and grade of the blocks currently drilled at nominally 50 m spacing.  Additional drilling and production sampling are recommended to produce accurate forecasts for annual and short-range plans.  Other factors that could affect the Mineral Resource estimate include changes to metal prices, mine, and process operating cost, variability in metallurgical performance, mine design, and mining method selection due to geotechnical stability.

Table 1-1: Terronera Deposit Mineral Resource Estimate with Effective Date March 5, 2021

Classification	Tonnes (000s)	Ag (g/t)	Ag (000s oz)	Au (g/t)	Au (000s oz)	AgEq (g/t)	AgEq (000s oz)
Indicated	5,181	256	42,707	2.49	415	443	73,755
Inferred	997	216	6,919	1.96	63	363	11,624

Notes:

1. Mineral Resources have an effective date of March 5, 2021.  The Qualified Person responsible for the Mineral Resource estimate is Tatiana Alva, P. Geo, an employee of Wood Canada Ltd.

2. Mineral Resources are reported inclusive of Mineral Reserves.  Mineral Resources that are not Mineral Reserves do not have demonstrated economic viability.

3. AgEq is calculated as the sum of silver plus gold grades factored by the differential in gold and silver metal prices and metallurgical recoveries

4. Mineral Resources are constrained within a wireframe constructed at a nominal 150 g/t AgEq cut-off grade

5. A 150 g/t AgEq cut-off grade considers Wood's guidance on industry consensus for long term silver and gold prices for Mineral Resource estimation, metallurgical performance, mining, processing, and site G&A operating costs, treatment and refining charges, and royalties

6. Mineral Resources are stated as in-situ with no consideration for planned or unplanned external mining dilution.

7. The silver and gold ounces estimates presented in the Mineral Resource estimate table have not been adjusted for metallurgical recoveries.

8. Numbers have been rounded as required by reporting guidelines and may result in apparent summation differences.

Project No.: 246468 21 October 2021	Summary Page 1-8

Endeavour Silver Corp.
Terronera Project
NI 43-101 Technical Report on the Feasibility Study of the Terronera Project

Table 1-2: La Luz Deposit Mineral Resource Estimate with Effective Date March 5, 2021

Classification	Tonnes (000s)	Ag (g/t)	Ag (000s oz)	Au (g/t)	Au (000s oz)	AgEq (g/t)	AgEq (000s oz)
Indicated	122	182	745	13.11	54	1,165	4,774
Inferred	61	150	295	11.35	22	1,001	1,977

Notes:

1. Mineral Resources have an effective date of March 5, 2021.  The Qualified Person responsible for the Mineral Resource estimate is Tatiana Alva, P. Geo, an employee of Wood Canada Ltd.

2. Mineral Resources are reported inclusive of Mineral Reserves.  Mineral Resources that are not Mineral Reserves do not have demonstrated economic viability.

3. AgEq is calculated as the sum of silver plus gold grades factored by the differential in gold and silver metal prices and metallurgical recoveries

4. Mineral Resources are constrained within a wireframe constructed at a nominal 150 g/t AgEq cut-off grade

5. A 150 g/t AgEq cut-off grade considers Wood's guidance on industry consensus for long-term silver and gold prices for Mineral Resource estimation, metallurgical performance, mining, processing, and site G&A operating costs, treatment and refining charges, and royalties

6. Mineral Resources are stated as in-situ with no consideration for planned or unplanned external mining dilution.

7. The silver and gold ounces presented in the Mineral Resource estimate table have not been adjusted for metallurgical recoveries.

8. Numbers have been rounded as required by reporting guidelines and may result in apparent summation differences.

1.11 Mineral Reserve Estimate

Mineral Reserves were classified in accordance with the 2014 CIM Definition Standards. All Mineral Reserves were converted from Indicated Mineral Resources and are classified as Probable.

The Probable Mineral Reserve estimates for the Terronera and La Luz deposits are provided in Table 1-3. There is no Proven Mineral Reserve for either zone.

Factors that could affect the Mineral Reserve estimate include but are not limited to dilution, recovery, metal prices, underground and site operating costs, and management of the operation and environmental or social impacts.  Factors with the largest impacts to the Mineral Reserve estimates are the gold price for the La Luz Zone, silver prices for the Terronera Zone, and the ground conditions in the Terronera Zone during mining.

Project No.: 246468 21 October 2021	Summary Page 1-9

Endeavour Silver Corp.
Terronera Project
NI 43-101 Technical Report on the Feasibility Study of the Terronera Project

Table 1-3: Terronera and La Luz Probable Mineral Reserve

Zone	Tonnes (000s)	Ag (g/t)	Au (g/t)	AgEq (g/t)	Ag (000s oz)	Au (000s oz)	AgEq (000s oz)
Terronera	7,227	197	1.97	353	45,856	459	82,055
La Luz	153	173	15.00	1,378	851	75	6,780
Total	7,380	197	2.25	374	46,707	534	88,834

Note:

1. The Mineral Reserve estimate was prepared in accordance with the 2014 CIM Definition Standards by William Bagnell, P.Eng., an employee of Wood.

2. The Mineral Reserves have an effective date of June 30, 2021.

3. Mineral reserves are reported using a silver equivalency cut-off formula
AgEq (g/t) = Ag (g/t) + (Au (g/t) x 78.9474).  Cut-off grade varies between 156 g/t to 200 g/t AgEq depending on mining method.  Metal prices used were $1,500/oz Au and $19.00/oz Ag.  Metallurgical recovery of 84.9% for silver and 79.8% for gold, transport, treatment and refining charges of $0.75/oz Ag, and NSR royalties of 2.5%.

4. Mineral Reserves are reported based on mining costs of $30.00/t for sub-level open stoping, $49.18/t for cut and fill, and $48.00/t for shrinkage mining, and $28.46/t for process costs, and $8.49/t for G&A costs.

5. Figures in the table may not sum due to rounding.

1.12 Mining Methods

A geomechanical underground mine design study was performed on available core and review of previous studies. The study was used to determine location within the orebodies of the mining method, stability of openings, and requirements for ground support and dilution estimates.

Three declines from the surface will achieve underground access to Terronera and La Luz.  The declines collar at the process plant pad, the mine dry, and the upper zone of the deposit.  The La Luz access decline extends from the process plant decline to the La luz deposit.

Shrinkage mining methods will extract mineral Reserves at La Luz.  Shrinkage is an amenable method given the narrow thickness and the vertical nature of the deposit.  Broken ore will be extracted with scooptrams and hauled to remucks or direct loaded to 30-tonne haul trucks.  The trucks will then haul the material to the process plant stockpile.

The Terronera deposit will be extracted by a combination of sub-level stoping (SLS) methods and cut and fill (CAF) mining.  SLS accounts for approximately 59% of the extraction at Terronera.  CAF mining accounts for approximately 23% of the extraction, and the remaining 11% is extracted as development ore.  Primary transverse sub-level stopes and longitudinal sub-level stopes will be backfilled with cemented rockfill with an average of 5% binder content. Secondary transverse stopes will be backfilled with uncemented mine development rock.

Project No.: 246468 21 October 2021	Summary Page 1-10

Endeavour Silver Corp.
Terronera Project
NI 43-101 Technical Report on the Feasibility Study of the Terronera Project

Development of the declines will start in January 2022, and development ore extracted during this time will be stockpiled for later processing.  The process plant is commissioned at the end of the third quarter of 2023.  Between October and December 2023, the process plant will ramp up to 1,700 tpd sustained production rate on stockpiled material and development ore.  Stoping commences in January 2024 from La Luz and Terronera. Mining is completed in La Luz in late 2025, and Terronera mining is complete at the end of the first half of 2035.

1.13 Recovery Methods

The process design was developed from the comminution and flotation testwork completed between 2017 and 2021.  The process plant will operate continuously 365 days per annum with an assumed availability of 92% producing a high-grade concentrate.

Run-of-mine (ROM) material is transported to stockpiles, where a three-stage then processes it, closed crushing circuit with a designed capacity of 1,700 dry tpd in 16 hours of operation.  Finely crushed product with a P80 of 6.7 mm will be conveyed to a fine ore bin and then to a primary grinding circuit to produce a product that is 80% minus 70 μm.  Ground ores will be treated by flash flotation and conventional flotation with two stages of cleaning.  Based on testwork results, overall recoveries of 87.7% for silver and 76.3% for gold are assumed for the LOM.  Flotation tailings will be filtered and stored on the surface in a dry tailings storage facility (TSF).

Reagents used in the flotation of sulphide mineralization will be handled and stored on site.  Freshwater will be provided by the Terronera and La Luz underground mining operations and used as make-up/firewater and process water.  Annual power consumption required by the process is 43.3 GWh and will be supplied to the various process plant areas by the onsite power plant via overhead powerlines

1.14 Project Infrastructure

Onsite infrastructure and services required for the Terronera Project include road and air (helipad) access, a process plant, process, and mine ancillary buildings, mine portals and associated mine facilities, waste and tailings storage facilities, onsite power generation and distribution, sewage and potable water treatment facilities (Figure 1-2).

The site can be accessed by unpaved public roads that will require upgrading to a single-lane road of crushed gravel material.  A helipad will provide additional access with its primary purpose for emergency use.

The majority of the process facilities will be open structures that are typically structural steel stick built.  Ancillary buildings located in and around the process plant site and Portal 1 will include the gatehouse, mine emergency services, dining room, mine portal tag in/out building, truck shop and wash bay and a maintenance workshop and warehouse.  Additional ancillary buildings around Portal 2/3 include a truck shop and mine portal tag in/out buildings and mine dry and administration buildings.

Project No.: 246468 21 October 2021	Summary Page 1-11

Endeavour Silver Corp.
Terronera Project
NI 43-101 Technical Report on the Feasibility Study of the Terronera Project

Tailings will be piped from the process plant to a filter plant, where a dry tailings material will be produced and trucked to the TSF located northwest of the process plant. The current footprint of the TSF occupies an area of approximately 89,760 m2 and will accommodate approximately 3.2 million m3 (5.3 million tonnes) of compacted filtered tailings over a 12-year mine life based on a process rate of 1,700 tpd.

A temporary waste rock storage facility (WRSF) will be constructed southeast and uphill from Portal 2 and will vary in size throughout the life-of-mine (LOM), reaching a maximum capacity of approximately 1.2 million tonnes.

Power will be provided by an onsite natural gas generator and will supply the 14.6 MW of connected load power required at the site.  Power will be distributed by 13.8 kV overhead power lines from the primary power switchgear line up with two breakers. One breaker will supply for the process plant and ancillary buildings, while the second breaker will supply the surface ancillary loads at Portal 1, Portal 2, Portal 3, and the mine water management system.  Electrical houses will be modular units and installed close to the main load points.

Freshwater will be piped from Portal 1 and Portal 2 to tanks located close by. Potable water will be distributed by a high-density polyethylene pipe (HDPE) pipeline to facilities around the process plant site and those around Portal 2.

An offsite construction camp facility adjacent to Santiago de Los Pinos will be converted to a permanent camp to provide personnel accommodation, meals, and ancillary services.

Project No.: 246468 21 October 2021	Summary Page 1-12

Endeavour Silver Corp.
Terronera Project
NI 43-101 Technical Report on the Feasibility Study of the Terronera Project

N 2302000
N 2301000
N 2300000
N 2299000
N 2298000
N 2297000
N 2296000
N 2295000
E 519000
E 518000
E 517000
E 516000
E 515000
6m WIDE UPGRADED MAIN ACCESS ROAD FROM SANTIAGO DE LOS PINOS TO PLANT SITE
POBLADO SANTIAGO DE LOS PINOS
4m WIDE ACCESS ROAD TO SEEPAGE COLLECTION POND
SEEPAGE COLLECTION POND
PORTAL 1 ROM STOCKPILES
HELIPAD
FILTER PLANT
PROCESS PLANT SITE
TERRONERA MINE
PORTAL 3
PORTAL 1
TEMPORARY WRSF
TSF
POWER PLANT
PORTAL 2
EXISTING ROAD
6m WIDE UPGRADED ACCESS ROAD TO TERRONERA MINE PORTALS
6m WIDE UPGRADED ACCESS ROAD FROM PORTAL 3 TO PORTAL 2
10m WIDE ACCESS ROAD/ TAILINGS PIPELINE CORRIDOR TO FILTER PLANT
MINE DRY AND TRUCK SHOP AREA
6m WIDE ACCESS ROAD FROM PORTAL 3 TO PORTAL 2
SEEPAGE COLLECTION POND
SAN SEBASTIAN
0m 200 400 600 800 1000
1:20000

Figure 1-2: Terronera Site Layout (prepared by Wood, dated 2021)

Project No.: 246468 21 October 2021	Summary Page 1-13

Endeavour Silver Corp.
Terronera Project
NI 43-101 Technical Report on the Feasibility Study of the Terronera Project

1.15 Market Studies and Contracts

The long term silver price is assumed at $20.00/oz, and the long term gold price is assumed at $1,575/oz based on Wood's third-quarter 2021 guidelines derived from a survey of industry-consensus of forecast prices.

Endeavour Silver has not conducted any market studies, as gold and silver are commodities widely traded in world markets.  Due to the size of the bullion market and the above-ground inventory of bullion, Endeavour Silver's activities will not influence gold or silver prices. Endeavour Silver produces a silver concentrate from its other current operating mines, which is then shipped to third parties for further refining before being sold. To a large extent, silver concentrate is sold at the spot price.

In its current operations, Endeavour Silver has no current contracts or agreements for mining, concentrating, smelting, refining, transportation, handling, or sales that are outside normal or generally accepted practices within the mining industry.  No contracts or agreements are in place for the Terronera Project. Endeavour Silver's current hedge policy is to not enter into long-term hedge contracts or forward sales.

1.16 Environmental Studies, Permitting, and Social or Community Impact

Environmental baseline studies relating to meteorology and air quality, climatology, soil erosion and contamination, surface and subsurface hydrology, flora and fauna, and cultural, historical, and archaeological resources have been performed in support of the Manifest of Environmental Impact (MIA) initially submitted to SEMARNAT (Secretaria de Medio Ambiente y Recursos Naturales) in December 2013 for a 500 tpd operation.  A modified MIA application was submitted to SEMARNAT in February 2017 with a proposed process rate of up to 1,500 tpd and a TSF developed as a filtered tailings storage facility.  A further update to the MIA will be required to address the current production rate of 1,700 tpd.  The QP does not consider this to be an issue.

A conceptual closure plan has been developed to ensure the post-mining landscape is safe and physically, geochemically, and ecologically stable. The plan ensures that the quality of water resources (possible effluents) in the area is protected and that communities and regulators welcome the restitution plan.

Project No.: 246468 21 October 2021	Summary Page 1-14

Endeavour Silver Corp.
Terronera Project
NI 43-101 Technical Report on the Feasibility Study of the Terronera Project

1.17 Capital and Operating Costs

1.17.1 Capital Cost

Terronera Project's initial capital cost (Table 1-4) is $175 M expressed in the second quarter of 2021 US dollars.  This estimate falls under the AACE International Recommended Practice No. 47R-11 Class 3 Classification Guideline, with an expected accuracy to be within +15%/-10% of the Terronera Project's final cost, including contingency.

Sustaining capital is estimated to be $108.5 M and considers underground mining activities, mine surface facilities, tailings management, and filter plant standby requirements.

Table 1-4: Summary of Capital Costs

Area	Initial Capital ($M)	Sustaining Capital ($M)	Total Cost ($M)
Mining	54.2	105.4	159.6
Tailings management facility	2.6	1.1	3.7
Ore crushing and handling	6.6	-	6.6
Mineral processing	28.6	2.0	30.6
Onsite infrastructure	22.2	-	22.2
Offsite infrastructure	2.3	-	2.3
Project indirects and Owner costs	43.8	-	43.8
Contingency	14.6	-	14.6
Total	175.0	108.5	283.5

Note:  Figures may not sum due to rounding.

1.17.1 Operating Cost

Total operating costs over the LOM is estimated at $494.1 M. Average operating costs are estimated at $66.96/t of processed ore and summarized in Table 1-5.

Mine operating costs account for all mining operations, excluding capital development and delineation drilling. Cost models are based on site-specific inputs provided from Endeavour Silver.

Process operating costs include labour, energy consumption, supplies (operating and maintenance), mobile equipment, laboratory, and TSF and were estimated using first principles, budget quotations for reagents, and experience with similar projects.

G&A operating costs average approximately $6.8 M/yr or $ 10.90/t of processed ore.

Table 1-5: Operating Cost Summary

Cost Area	Total ($M)	$/t	% of Total
Mining	225.7	30.58	46
Process	188.0	25.47	38
G&A	80.5	10.90	16
Total	494.1	66.96	100

Note:  Figures may not sum due to rounding.

Project No.: 246468 21 October 2021	Summary Page 1-15

Endeavour Silver Corp.
Terronera Project
NI 43-101 Technical Report on the Feasibility Study of the Terronera Project

1.18 Economic Analysis

Certain information and statements contained in this section are forward-looking in nature and are subject to known and unknown risks, uncertainties, and other factors, many of which cannot be controlled or predicted and may cause actual results to differ materially from those presented here. Forward-looking statements include, but are not limited to, statements with respect to the economic and study parameters of the Terronera Project; mineral reserves; the cost and timing of any development of the Terronera Project; the proposed mine plan and mining strategy; dilution and extraction recoveries; processing method and rates and production rates; projected metallurgical recovery rates; infrastructure requirements; capital, operating and sustaining cost estimates; concentrate marketability and commercial terms; the projected LOM and other expected attributes of the project; the net present value (NPV), internal rate of return (IRR) and payback period of capital; future metal prices and currency exchange rates; government regulations and permitting timelines; estimates of reclamation obligations; requirements for additional capital; environmental risks; and general business and economic conditions.

The financial analysis was carried out using a discounted cash flow (DCF) methodology. Net annual cash flows were estimated to project yearly cash inflows (or revenues) and subtract projected cash outflows (such as capital and operating costs, royalties, and taxes). These annual cash flows were assumed to occur at year-end and were discounted back to the beginning of 2022 (Year -2), the start year of capital expenditure, and totalled to determine the NPV of the Terronera Project at a selected discount rate.

The financial evaluation of the Terronera Project generates positive before and after-tax results.  The results show an after-tax NPV of $174.1 M at a 5% discount rate, an IRR of 21.3%, and a payback period of 3.6 years.  A summary of the financial analysis results is presented in Table 1-6.

Project No.: 246468 21 October 2021	Summary Page 1-16

Endeavour Silver Corp.
Terronera Project
NI 43-101 Technical Report on the Feasibility Study of the Terronera Project

The Terronera Project is most sensitive to fluctuations in the silver price, then to silver feed grades, gold price, and gold feed grades. It is less sensitive to changes in operating costs. It is least sensitive to changes in initial capital cost.  Spider graphs showing the Terronera Project's sensitivity to capital costs, operating costs, grade, and metal price are shown in Figure 1-3 and Figure 1-4.

Table 1-6: Summary of Economic Results

Description	Units	Value
Ag payable	000 oz	39,341
Au payable	000 oz	393
Ag payable equivalent	000 oz	70,310
After-Tax Valuation Indicators
Undiscounted cash flow	$M	311.4
NPV @ 5%	$M	174.1
Payback period (from start of operations)	years	3.6
IRR	%	21.3%
Project capital (initial)	$M	175.0
Sustaining capital	$M	108.5
Closure cost	$M	7.1
Mining operating cost	$M	225.7
Processing operating cost	$M	188.0
G&A	$M	80.5

Project No.: 246468 21 October 2021	Summary Page 1-17

Endeavour Silver Corp.
Terronera Project
NI 43-101 Technical Report on the Feasibility Study of the Terronera Project

Figure 1-3: Sensitivity of After-Tax NPV Discounted at 5% (prepared by Wood, dated 2021)

Figure 1-4: Sensitivity of After-Tax IRR Discounted at 5% (prepared by Wood, dated 2021)

1.19 Interpretation and Conclusions

Under the assumptions discussed in this Report, the Terronera Project is technically feasible and returns a positive economic outcome.

Project No.: 246468 21 October 2021	Summary Page 1-18

Endeavour Silver Corp.
Terronera Project
NI 43-101 Technical Report on the Feasibility Study of the Terronera Project

1.20 Opportunities and Risk

The following opportunities for the Terronera Project have been identified:

• A better understanding of the distribution of oxide, transition, and sulphide could improve the production and metallurgical performance forecast.

• Use mineralogical analysis to improve the understanding of the losses of gold and silver to tailings, which could identify how to reduce these losses.

• Rock mechanics conditions underground are better than currently modeled and actual conditions may allow more extensive use of SLS as the primary production method and a reduction in external dilution.

• Groundwater flows are lower than estimated, and the dewatering system requirements are less than currently designed

• If surface rights outside the property boundary can be negotiated, the filter plant could be relocated north (downhill) from its current location. This would result in cost savings of up to $1.5 M associated with access road infrastructure and filtered tailings transport.

The following risks have been identified for the Terronera Project:

• The presence of clays has potential of a negative impact on plant performance.

• Underground development, production costs and dilution may increase due to actual ground conditions being different from what was captured in the rock mechanics analysis.

• Operating costs estimates may increase as Endeavour Silver G&A costs are typically higher than those of similar-sized Mexican operations.

• The current mine plan does not optimize production from oxide, transition and sulphide ore zones.  Ore blending may be required for optimal process plant performance, and this may impact mine production rate and operating costs.

• The drainage water quality at Terronera assumed to be similar to other Endeavour Silver mine sites of similar geological conditions. However, mine water quality is also influenced by site-specific factors, which could result in Terronera mine drainage requiring treatment.

• The current filtered TSF does not have an out-of-specification area for temporary filtered tailings disposal. This could result in the need for redundant filtering systems at the filter plant or an additional temporary tailings disposal site.

Project No.: 246468 21 October 2021	Summary Page 1-19

Endeavour Silver Corp.
Terronera Project
NI 43-101 Technical Report on the Feasibility Study of the Terronera Project

1.21 Recommendations

Recommended work programs provide opportunities for improvements to mitigate risks and have higher confidence in how the mine will behave in the first few years of mining.  The program is estimated at $6.05 M and includes recommendations relating to rock mechanics, hydrogeological testing and modeling, testwork to support refinements to the processing plant, activities to support the TSF, investigations to support the design of site infrastructure, and water management.

Project No.: 246468 21 October 2021	Summary Page 1-20

Technical Report – 2022 Mineral Resource Estimate - Pitarrilla AG-PB-ZN Project, Mexico

SCHEDULE "D"

Technical Report - 2022 Mineral Resource Estimate - Pitarrilla AG-PB-ZN Project, Mexico

1. SUMMARY

SGS Geological Services Inc. ("SGS") was contracted by Endeavour Silver Corp., ("Endeavour" or the "Company") to complete a Mineral Resource Estimate ("MRE") update for the Pitarrilla Project ("Project" or "Property") including the Pitarrilla Silver-Lead-Zinc Deposit ("Deposit"), located near Durango State, Mexico, and to prepare a National Instrument 43-101 ("NI 43-101") Technical Report written in support of the MRE.

On January 12, 2022, Endeavour entered into a definitive agreement to purchase the Project by acquiring all of the issued and outstanding shares of SSR Durango S.A. de C.V. (SSD) from SSR Mining Inc. ("SSR") for total consideration of $70 million, consisting of $35 million in common shares and a further $35 million in cash or in common shares at the election of SSR and agreed to by the Company, and a grant of a 1.25% NSR royalty. The acquisition was completed on July 6, 2022. Total consideration paid included 8,577,380 shares of the Company issued on July 6, 2022, with a deemed value of $34,909,937 and a $35,066,829 cash payment.

The Company is engaged in silver mining in Mexico and related activities including property acquisition, exploration, development, mineral extraction, processing, refining and reclamation. The Company is also engaged in exploration activities in Chile and Nevada, USA. Since 2002, the Company's business strategy has been to focus on acquiring advanced-stage silver mining properties in Mexico. Endeavour is headquartered in Vancouver, British Columbia (1130 - 609 Granville Street Vancouver, B.C., Canada, V7Y 1G5) with management offices in Leon, Mexico and Durango, Mexico, and is listed on the Toronto (TSX:EDR), New York (NYSE:EXK) and Frankfurt (FSE:EJD) stock exchanges.

The current report is authored by Allan Armitage, Ph.D., P. Geo., ("Armitage" or the "Author") of SGS, and the MRE presented in this report was estimated by Armitage. Armitage is an independent Qualified Person as defined by NI 43-101 and is responsible for all sections of this report.

1.1 Property Description, Location, Access, and Physiography

The Property is located within the Municipality of Inde, on the eastern flank of the Sierra Madre Occidental mountain range in the central part of Durango State, Mexico, and is centered at 25 degrees 25 minutes south latitude and 104 degrees 57 minutes west longitude. The city of Victoria de Durango, the capital of Durango state, is located 160 km southwest of the property and the major city of Torreón (capital of Coahuila state) 160 km to the east.

The nearest population centers are San Francisco de Asís (located 12 km to the northeast of the property) and Casas Blancas (situated in the northeast portion of the project concessions). Both villages are located in Durango State. San Francisco de Asís has a population of about 800 and Casas Blancas has a population of approximately 120. The larger population centers near the project, Torreón and Victoria de Durango, have approximately 1.5 million and 1 million inhabitants, respectively.

The Property is defined as the group of mining concessions and the surface rights that partially overlie the mining concessions. The Property is formed by 5 contiguous mineral concessions entitled to SSD and covering a total area of approximately 4,950 hectares. SSD is a Mexican corporate entity, and a wholly-owned subsidiary of Endeavour.

SGS Geological Services

On June 30, 2015 SSD requested before the mining authorities the reduction of the mining concession "La Pitarrilla 2" (title number 220231), from 5,771.2505 hectares to 3,221.2517 hectares, assigning a new name to the claim "La Pitarrilla 2 Reducción", record number 2/2-0245. The reduction is in process to be approved.

SSD has acquired surface rights to most of the lands required for successful project permitting, construction and operation.

The Property is currently accessible through a network of public roadways in the region. From Durango, access is gained by traveling north along paved highway 45 for 235 km, then south west on paved highway 30 to El Palmeto and then south on unpaved public roads to Casa Blancas. The main access to the Project site is planned to be along the approximate 47 km of public and private dirt roadways, from the junction with paved Highway 45, to the Project's southeast gate. The primary site access road will utilize the existing roadway serving the nearby local community of San Francisco de Asís, with secondary access via the existing road to Casas Blancas. Improvements are required for the main road, the most significant of which is the addition of a permanent bridge over the Nazas River, approximately 11 km from the Property site.

The Project and all parts of the deposit area, from the main project facilities, is road accessible and can be accessed by pickup truck, larger supply trucks, truck and low-bed (float) trailer carrying mine equipment and drill equipment, and self-driven mine trucks.

Power for the Project is available from the national power grid at the Subestacion Electrica Canatlán II (substation) located approximately 139 km south of the plant site. The power will be provided by the national power utility, CFE.

Fresh make-up water to the project will be provided from several wells located on the property near the Nazas River, approximately 10 km from the Project site. Water from the wells will be pumped to a booster tank and, from there, be pumped to Project water consumers.

There is a well-established camp for the Project. The camp is in the southern area of the town of Casas Blancas and includes the following facilities: general offices, welding workshop, mechanical workshop, general warehouse, clinic-medical services, as well as six core storage facilities. The camp provides accommodation for a capacity of 101 personnel, as well as dining facilities with a capacity for 110 people.

1.2 History of Exploration, Drilling

Available records of mineral exploration conducted on the Property and immediately adjacent ground date back to 1996. In 2002, Silver Standard contracted F. Hillemeyer and P. Durning of La Cuesta International, Inc. ("LCI") to acquire mineral properties in Mexico which showed good exploration potential for silver. One of the areas LCI recommended for claiming was the ground covered by the Pitarrilla Project claim group. Between November 2002 and March 2003, a total of 12 concessions covering 136,191 hectares were claimed by Explominerals, S.A. de C.V. on behalf of Silver Standard.

Beginning in 2002, several programs of rock-chip sampling were completed over the core of the Property, where multiple zones of silver mineralization eventually came to be outlined. The outlined zones represented exploration targets that were eventually drill-tested, resulting in the discovery of the five zones of oxide silver mineralization that form the upper part of the Pitarrilla Project deposit.

A number of diamond and reverse circulation ("RC") drilling campaigns were undertaken by SSR on the Property between September 2003 and July of 2012. A total of 852 diamond and RC drillholes totaling 258,658 m have been completed on the Property.

Monarch Resources de Mexico, S.A. de C.V. completed a Phase I drilling program on the Fluorite Mine Target in 1996, including 22 RC drillholes totalling 2,842 m. The drilling was on the Property, but not in the area of the current Mineral Resource.

The greatest amount of exploration-related data has come from the several campaigns of reverse circulation and diamond drilling completed by Silver Standard on the Property between September 2003 and July 2012.

From September 2003 until October 2005, 186 reverse circulation holes with a combined length of 20,619 m were drilled on the Property. The RC drillholes targeted oxide mineralization in the Cordon Colorado, Peña Dyke, and Javelina Creek Zones (Figure 10 2 and Figure 10 3).

Between 2005 and July 2012, 428 diamond drillholes were drilled for exploration and resource infill purposes, with a total of 183,358 m being completed (Figure 10 4 and Figure 10 5). The majority of the drillcore was of HQ diameter, though core samples from depths below surface greater than about 450 m were generally of NQ diameter. To provide a sufficient amount of core from different types of mineralization for metallurgical testing, nine drillholes of HQ diameter were cored into the deposit in 2008 for a total of 6,126 m. An additional four holes of PQ diameter were drilled into four of the five zones of oxide silver mineralization to obtain core samples for communition tests. In the area of the deposit, 31 drillholes (including re-drills), totalling 12,834 m, were drilled for mining-related geotechnical information between 2010 and 2012. Condemnation, water well, piezometer, and short geotechnical holes drilled for the investigation of foundations for site facilities were also completed during the history of the project.

Most recently, during May and June of 2012, 33 closely-spaced diamond drillholes totaling 8,914 m were completed as part of a study to investigate the short distance variability of oxide and transitional silver mineralization in the upper 200-250 m of the Pitarrilla deposit. These holes were drilled along three control lines, two oriented ENE-WSW with the third line crossing the other two lines perpendicular to them (Figure 10 4). The orientation of drillholes varied in order to drill perpendicular to the interpreted orientation of the mineralised bodies. The dips of all drillholes were between 45° and 90°. In the Breccia Ridge Zone, drillholes were generally oriented vertically or at azimuths of 240° dipping at an average of 55°. In the South Ridge Zone, the drillholes were oriented at 100° and 274° with dips averaging 60°. In the Peña Dyke Zone, drillholes were drilled at azimuths of 200° and 025° degrees with dips at 60°. In the Cordon Colorado and Javelina Creek Zones, there were no preferred drillhole orientations.

All geological data has been reviewed and verified by the Author as being accurate to the extent possible and to the extent possible all geologic information was reviewed and confirmed. There were no errors or issues identified with the database. The Author is of the opinion that the database is of sufficient quality to be used for the current Indicated and Inferred MRE.

1.3 Geology and Mineralization

The Property is located on the eastern flank of the Sierra Madre Occidental mountain range. This mountain range is the erosional remnant of one of the Earth's most voluminous accumulations of intermediate to felsic volcanic rocks, which formed a calc-alkaline magmatic arc that was built during Eocene to early Miocene time, roughly 52 to 25 million years ago, in response to subduction of the Farallón tectonic plate beneath North America, this mountain building event is known as the Laramide Orogeny. A large number of medium to high-level hydrothermal systems variably enriched in Ag, Au, Pb, and Zn were intermittently generated during this extended period of volcanism, including the epithermal mineral systems that formed the great Mexican silver mining districts at Guanajuato, Real de Angeles in Zacatecas, Fresnillo, and Santa Barbara-San Francisco del Oro. The silver-lead-zinc mineralization found on the Pitarrilla property is situated in Central Mexican Silver Belt, a metallogenic province defined by the four previously noted silver mining districts along with the mining districts of Parral, Santa Maria del Oro, and Sombrerete-Chalchihuites.

The Pitarrilla Project Ag-Zn-Pb deposit is hosted by deformed Cretaceous marine sediments and unconformably overlying Eocene (52 to 40 Ma) and Oligocene (32 to 28 Ma) volcanics volcaniclastics and intrusives. Eocene volcanics and volcaniclastics were derived from arc volcanism and from the erosion of subaerial arc volcanoes and deposited into a back-arc basin. Uplift of the basin was accompanied by extension and voluminous bi-modal volcanism with the emplacement of andesitic and felsic sills and dykes during the early Oligocene. The culmination of the volcanism was the development of a rhyolitic dome which crops out on Cerro La Pitarrilla.

Ag-Zn-Pb mineralization at the Pitarrilla Project occurs as a vertically stacked mineralised system centered on rhyolitic dykes and sills that constitute the feeder system for an early Oligocene volcanic center manifest by the rhyolitic dome. Sulphide-associated mineralization is rooted in the basement Cretaceous sedimentary strata and is represented by an aerially restricted but vertically extensive zone of disseminated and veinlet Ag-Zn-Pb (-Cu-As-Sb) sulphide mineralization and strata-bound massive replacement mineralization within a polymictic conglomerate that occur at the Cretaceous-Eocene unconformity.

The sulphide mineralization extends into the overlying Eocene and Oligocene volcaniclastic rocks and felsic sills, where it grades into mixed sulphide-oxide or transitional mineralization and a more laterally extensive zone of disseminated iron oxide-associated mineralization. The Ag-Zn-Pb mineralization is interpreted to have occurred during or after emplacement of the early Oligocene rhyolitic dome.

The Pitarrilla deposit is centrally located within the Central Mexican Silver Belt, which is defined by numerous Ag-Pb-Zn (±Au ±Cu) deposits and is classified as an intermediate sulphidation epithermal deposit.

1.4 Mineral Processing, Metallurgical Testing and Recovery Methods

In 2004, Silver Standard initiated testwork to provide a better understanding of the Pitarrilla deposit metallurgy and to establish design criteria for the mineral extraction process. The test programs have included initial scoping studies, flotation process development for sulphide ore, cyanide leaching development for oxide ore, and a combination of processes for the transitional (located between sulphide and oxide ore zones) and sulphide ores. Within the testwork, four pilot flotation tests of sulphide ore were completed.

The testwork has covered most of the possible process options, but until now, it was difficult to predict metallurgical performance based on material type and location. The historic representation of a mixed oxide and sulphide ore body has become better defined as, an ore body with oxide ore on surface, an intermediate zone of transition ore comprised of both oxide and sulphide ores below, and sulphide ore at depth.

Laboratory and pilot scale testing on sulphide ore composite samples demonstrated that the sulphide mineralization was readily amenable to flotation process treatment. A conventional lead-zinc sequential flotation separation flow sheet is the basis of the process design. The variability flotation testwork indicated that the sulphide mineralized zones are relatively similar in terms of ore grindability, chemical and mineral compositions, and flotation response. Galena can be recovered into a flotation concentrate that will also contain the majority of the silver in the ore. The tailings from the lead flotation circuit can then be processed by flotation, to recover most of the sphalerite mineral in an acceptable zinc flotation concentrate.

Laboratory testing on oxide ore composite samples demonstrated that the oxide mineralization was amenable to the cyanide leach process for the extraction of silver. A conventional cyanide leach circuit flow sheet is the basis of the process design. The variability leaching testwork indicated that the oxide mineralized zones are relatively similar in terms of ore grindability, chemical and mineral compositions, and cyanide leaching response.

Laboratory testing on transitional ore composite samples demonstrated that the transition mineralization was amenable to flotation process treatment and the flotation tailings were amenable to the cyanide leach process for the extraction of silver. It was determined that the circuit proposed for the sulphide mineral flotation process would perform acceptably for the transition material and that the cyanide leach circuit, proposed for the oxide leaching circuit, would also perform acceptably for the transition material. The variability testwork indicated that the transition mineralized zones are relatively similar in terms of ore grindability, chemical and mineral compositions, and leach response.

Identifying the mineralized material by oxidation code (0 for Sulphide to 5 for Oxide) has allowed the metallurgical test results to be understood. The results were categorized to develop a predictive model of metallurgical performance for each material type. The models for sulphide material treated by the flotation process are conventional metal head grade to recovery relationships. For the transition material that will be processed by flotation and cyanide leaching, the sulphide models can be used. The predicted performance from the sulphide model can be reduced with increasing values of the oxidation code for a particular block of material. The flotation model cannot be used for material with an oxidation code above 3.5 (i.e. more oxidized). The models for cyanide leaching, of the flotation tailings and the oxide material, are based on a grade recovery relationships indicated from the test results.

The overall modeling logic for flotation includes three, separate mathematical units:

  Firstly, for each metal, a basic head grade to rougher recovery relationship;
  Secondly, an adjustment factor to this recovery to account for degree of oxidation
  Thirdly, a cleaning stage recovery applied to the oxidation adjusted rougher recovery.

The flotation tests results were combined into one larger data set for all rock types on the basis that the sulphide mineralogy is consistent across the rock types. The drill hole and sample intervals used to generate each metallurgically tested sample or composite were identified. For each interval, the geological oxidation code was recorded against the sample or composite and therefore each flotation test can be identified by an oxidation code value. All tests with particle sizes significantly finer or coarser than the plant design grind size distribution of 80 percent passing 150 micron have not been included.

The combined data set for oxidation codes 0 to 2 (i.e. sulphide material) contains the results of some 130 individual rougher tests, 113 tests with cleaning stages, plus the four pilot plant campaigns. The raw data was sorted or "binned" into short grade ranges of metal values (i.e. silver, lead, zinc and copper) and then averaged. The binned averages were then analyzed by making scatter plots of comparative data, for example "percent lead head grade" versus "recovery of lead in lead rougher flotation". A "best-fit" three-term polynomial curve was fitted to each scatter plot. The apogee of a curve fitting the "percent lead head grade" and the "recovery of lead in lead rougher flotation" data points defines the value above which recovery is fixed at a maximum value.

1.5 Pitarrilla Deposit Mineral Resource Estimate

Completion of the current MRE for the Property involved the assessment of a drill hole database, which included all data for surface drilling completed through the end of 2012, as well as three-dimensional (3D) mineral resource models (resource domains), 3D geological models, 3D surface models of fault structures, a 3D topographic surface model, and available written reports.

Inverse Distance Squared ("ID2") calculation method restricted to mineralized domains was used to interpolate grades for Ag (g/t), Pb (ppm) and Zn (ppm) into a block model. The current MRE takes into consideration that the Pitarrilla deposit may be mined by open pit and underground mining methods.

In order to complete the MRE for the Pitarrilla deposit, a database comprising a series of comma delimited spreadsheets containing surface RC and diamond drill hole information was provided by Endeavour. The database included hole location information, down-hole survey data, assay data, lithology data and density data. The data in the assay table included assays for Ag (g/t), Pb (ppm) and Zn (ppm), as well as Cu (ppm) As (ppm), S (%), Ca (%) and AgCN (ppm). After review of the database, the data was then imported into GEOVIA GEMS version 6.8.3 software ("GEMS") for statistical analysis, block modeling and resource estimation.

The original database provided by Endeavour included data for 831 surface RC and diamond drill holes, including 804 drill holes completed by Silver Standard between 2003 and 2012. Thus, the database used for the current MRE comprises data for 804 surface RC and diamond drill holes which total 254,386 m. The database totals 134,441 assay intervals for 188,816 m.

The database was checked for typographical errors in drill hole locations, down hole surveys, lithology, assay values and supporting information on source of assay values. Overlaps and gapping in survey, lithology and assay values in intervals were checked. All assays had analytical values for Ag (g/t), Pb (ppm) and Zn (ppm).

The Author was provided with a total of 19 3D Resource models (mineral domains), to be used for the current MRE, as well as 9 lithological 3D solids and a digital elevation surface model. All models were constructed by Silver Standard for the 2012 historical MRE. All mineral domains are clipped to topography.

The Author has reviewed the resource models on section and in the Author's opinion the models provided are very well constructed and fairly accurately represents the distribution of the various styles of mineralization, i.e. high grade vs low grade mineralization; oxide, transition and sulphide mineralization; and, steep breccia/quartz vein and horizontal manto style sulphide mineralization. No re-modeling of the deposits is recommended at this time. Limited sporadic mineralization exists outside of these wireframes, as well as along strike and at depth. With additional drilling, some areas of scattered mineralization may get incorporated into the mineral domains.

The main Pitarrilla deposit generally strikes 330° to 335° and dips/plunges steeply east-northeast (-60° to -65°). Additional oxide mineralization in the Cordon Colorado and Javelina Creek Zones extend for 700 to 900 m southwest and northeast of the main Breccia Ridge Zone.

The assay sample database available for the revised resource modelling totalled 134,441 representing 188,816 m of drilling. Of this, a total of 53,758 assays occur within the Pitarrilla deposit mineral domains. A statistical analysis of the assay data from within the mineralized domains, by state of oxidation, is presented in Table 14 3. Average length of the assay sample intervals is 1.33 to 1.45. Of the total assay population approximately 97% are 1.53 m or less with approximately 64% of the samples between 1.50 and 1.53 m and 92 % between 1.00 m and 1.53 m in length and only 8% greater than 1.53 m. To minimize the dilution and over smoothing due to compositing, a composite length of 1.50 m was chosen as an appropriate composite length for the current MRE.

Composites were constrained to the individual mineral domains. The constrained composites were extracted to point files for statistical analysis and capping studies. The constrained composites were grouped based on the mineral domain (rock code) of the constraining wireframe model. A total of 49,994 composite sample points occur within the resource wire frame models. High grade capping of Ag, Pb and Zn was done on 1.50 m composite data.

The Author was provided with a database of 8,535 dry bulk density ("DBD") measurements for the current MRE. DBD measurements were selected to be spatially and geologically representative (i.e., representative of geology, lithology, structure, mineralization, alteration). The density database was sub-divided by mineralization and waste domain. A total of 5,085 DBD values are from mineralized domains and 3,453 values are from waste domains. Based on a review of the available density data, it was decided that a fixed value be used for each resource model and waste model.

1.5.1 Mineral Resource Statement

The MRE presented in this Technical Report was prepared and disclosed in compliance with all current disclosure requirements for mineral resources set out in the NI 43-101 Standards of Disclosure for Mineral Projects (2016). The classification of the current Mineral Resource Estimate into Indicated and Inferred is consistent with current 2014 CIM Definition Standards - For Mineral Resources and Mineral Reserves, including the critical requirement that all mineral resources "have reasonable prospects for eventual economic extraction".

The general requirement that all Mineral Resources have "reasonable prospects for economic extraction" implies that the quantity and grade estimates meet certain economic thresholds and that the Mineral Resources are reported at an appropriate cut-off grade taking into account extraction scenarios and processing recoveries. In order to meet this requirement, the Author considers that the Pitarrilla deposit mineralization is amenable for open pit and underground extraction.

In order to determine the quantities of material offering "reasonable prospects for economic extraction" by an open pit, Whittle™ pit optimization software 4.7.1 and reasonable mining assumptions to evaluate the proportions of the block model (Indicated and Inferred blocks) that could be "reasonably expected" to be mined from an open pit were used. The pit optimization was completed by SGS. The pit optimization parameters used are summarized in Table 1-1. A Whittle pit shell at a revenue factor of 1.0 was selected as the ultimate pit shell for the purposes of this MRE. The optimized pit has been limited to the base of the transition mineralization.

The reader is cautioned that the results from the pit optimization are used solely for the purpose of testing the "reasonable prospects for economic extraction" by an open pit and do not represent an attempt to estimate mineral reserves. There are no mineral reserves on the Property. The results are used as a guide to assist in the preparation of a Mineral Resource statement and to select an appropriate resource reporting cut-off grade. A selected base case cut-off grade of 50 g/t AgEq is used to determine the in-pit MRE for the Pitarrilla deposit.

In order to determine the quantities of material offering "reasonable prospects for economic extraction" by underground mining methods, reasonable mining assumptions to evaluate the proportions of the block model (Indicated and Inferred blocks) that could be "reasonably expected" to be mined from underground are used. The Pitarrilla sulphide mineralized zones have sufficient widths and continuity suitable for low cost bulk mining methods such as longhole stoping. The average true width of the manto style mineralization is 32 m within a range of 2.4 m and 104 m (90 % of drill intercepts > 10 m true width). The average true width of the breccia style mineralization is 31 m within a range of 1.2 m and 119 m (81 % of drill intercepts > 10 m true width). Based on other Endeavor operations in Mexico, a minimum mining thickness of 0.8 m is required for low cost bulk mining methods such as longhole stoping.

The underground parameters used, based on mining using low cost bulk mining methods, are summarized in Table 1-1. Based on these parameters, underground (below-pit) Mineral Resources are reported at a base case cut-off grade of 150 g/t AgEq. Underground Mineral Resources are estimated from the bottom of the pit (base of transition mineralization). The underground Mineral Resource grade blocks were quantified above the base case cut-off grade of 150 g/t AgEq, below the constraining pit shell and within the 3D constraining mineralized wireframes (the constraining volumes).

The current MRE for the Pitarrilla deposit is presented in Table 1-2 and includes an in-pit (oxide and sulphide transition mineralization) and an underground (below-pit) Mineral Resources (restricted to sulphide mineralization).

Highlights of the Pitarrilla deposit Mineral Resource Estimate are as follows:

  The in-pit Mineral Resource includes, at a base case cut-off grade of 50 g/t AgEq, 133.9 Mt grading 87.1 g/t Ag (375.1 Moz Ag), 0.19% Pb and 0.48% Zn in the Indicated category, and 25.6 Mt grading 76.4 g/t Ag (63.0 Moz Ag), 0.14% Pb and 0.48% Zn in the Inferred category.
  The below-pit Mineral Resource includes, at a base case cut-off grade of 150 g/t AgEq, 24.8 Mt grading 146.1 g/t Ag (116.5 Moz Ag), 1.01% Pb and 2.14% Zn in the Indicated category, and 9.8 Mt grading 115.5 g/t Ag (36.4 Moz Ag), 0.93% Pb and 1.80% Zn in the Inferred category.

There is no other relevant data or information available that is necessary to make the technical report understandable and not misleading. The Author is not aware of any known mining, processing, metallurgical, environmental, infrastructure, economic, permitting, legal, title, taxation, socio-political, or marketing issues, or any other relevant factors not reported in this technical report, that could materially affect the current Mineral Resource Estimate.

Table 1-1 Whittle™ Pit Optimization Parameters and Parameters used for In-pit and Underground Cut-off Grade Calculation

Parameter	Value	Unit
Silver Price	$22.00	US$ per pound
Zinc Price	$1.30	US$ per pound
Lead Price	$1.00	US$ per pound
In-Pit Mining Cost	$2.50	US$ per tonne mined
Underground Mining Cost	$46.50	US$ per tonne mined
Transportation	$3.00	US$ per tonne milled
Processing Cost (incl. crushing)	$17.40	US$ per tonne milled
In-Pit General and Administrative	$2.00	US$ tonne of feed
Underground General and Administrative	$10.50	US$ tonne of feed
Pit Slope - Oxide	42	Degrees
Pit Slope - Transition/Sulphide	48	Degrees
Silver Recovery - Oxide	75.0	Percent (%)
Lead Recovery - Oxide	70.0	Percent (%)
Zinc Recovery - Oxide	65.0	Percent (%)
Silver Recovery - Transition	75.0	Percent (%)
Lead Recovery - Transition	70.0	Percent (%)
Zinc Recovery - Transition	65.0	Percent (%)
Silver Recovery - Sulphide	86.0	Percent (%)
Lead Recovery - Sulphide	91.0	Percent (%)
Zinc Recovery - Sulphide	85.0	Percent (%)
Mining loss / Dilution (open pit)	5/5	Percent (%) / Percent (%)
Mining loss/Dilution (underground)	10/10	Percent (%) / Percent (%)

Table 1-2 Pitarrilla Deposit In-Pit and Underground (below-pit) Mineral Resource Estimate, October 6, 2022

In Pit (Oxide and Transition)
Cut-off Grade (AgEq g/t)	Tonnes	Ag (g/t)	Pb (%)	Zn (%)	AgEq (g/t)	Ag (oz)	Pb (Mlbs)	Zn (Mlbs)	AgEq (oz)
Indicated
50	133,864,000	87.1	0.19	0.48	112.3	375,113,000	547	1,409	483,234,000
Inferred
50	25,643,000	76.4	0.14	0.48	100.2	62,958,000	80	272	82,650,000
Underground (Sulphide)
Cut-off Grade (AgEq g/t)	Tonnes	Ag (g/t)	Pb (%)	Zn (%)	AgEq (g/t)	Ag (oz)	Pb (Mlbs)	Zn (Mlbs)	AgEq (oz)
Indicated
150	24,783,000	146.1	1.01	2.14	264.4	116,456,000	551	1,172	210,707,000
Inferred
150	9,808,000	115.5	0.93	1.80	217.5	36,424,000	202	389	68,588,000
Total in-pit and underground (Oxide, Transition and Sulphide)
Cut-off Grade (AgEq g/t)	Tonnes	Ag (g/t)	Pb (%)	Zn (%)	AgEq (g/t)	Ag (oz)	Pb (Mlbs)	Zn (Mlbs)	AgEq (oz)
Indicated
50 and 150	158,647,000	96.4	0.31	0.74	136.0	491,569,000	1,098	2,580	693,941,000
Inferred
50 and 150	35,451,000	87.2	0.36	0.85	132.7	99,382,000	281	661	151,238,000

(1) The classification of the current Mineral Resource Estimate into Indicated and Inferred is consistent with current 2014 CIM Definition Standards - For Mineral Resources and Mineral Reserves.

(2) All figures are rounded to reflect the relative accuracy of the estimate and numbers may not add due to rounding.

(3) All Resources are constrained by continuous 3D wireframe models (constraining volumes), and are considered to have reasonable prospects for eventual economic extraction.

(4) Mineral resources which are not mineral reserves do not have demonstrated economic viability. An Inferred Mineral Resource has a lower level of confidence than that applying to an Indicated Mineral Resource and must not be converted to a Mineral Reserve. It is reasonably expected that the majority of Inferred Mineral Resources could be upgraded to Indicated Mineral Resources with continued exploration.

(5) It is envisioned that parts of the Pitarrilla deposit (oxide and transition mineralization) may be mined using open pit mining methods. In-pit mineral resources are reported at a cut-off grade of 50 g/t AgEq within a conceptual pit shell, which has been limited to the base of the transition mineralization.

(6) The results from the pit optimization are used solely for the purpose of testing the "reasonable prospects for economic extraction" by an open pit and do not represent an attempt to estimate mineral reserves. There are no mineral reserves on the Property. The results are used as a guide to assist in the preparation of a Mineral Resource statement and to select an appropriate resource reporting cut-off grade.

(7) It is envisioned that parts of the Pitarrilla deposit (sulphide mineralization) may be mined using underground mining methods. Underground (below-pit) Mineral Resources are estimated from the bottom of the pit (base of transition mineralization) and are reported at a base case cut-off grade of 150 g/t AgEq. The underground Mineral Resource grade blocks were quantified above the base case cut-off grade, below the constraining pit shell and within the constraining mineralized wireframes. At this base case cut-off grade the deposit shows good deposit continuity with limited orphaned blocks. Any orphaned blocks are connected within the models by lower grade blocks and are included in the MRE.

(8) Based on the size, shape, location and orientation of the Pitarrilla deposit, it is envisioned that the deposit may be mined using low cost underground bulk mining methods.

(9) High grade capping of Ag, Pb and Zn was done on 1.50 m composite data.

(10) Bulk density values were determined based on physical test work from each deposit model and waste model.

(11) AgEq Cut-off grades consider metal prices of $22.00/oz Ag, $1.00/lb Pb and $1.30/lb Zn and considers variable metal recoveries for Ag, Pb and Zn:  oxide and transition mineralization - 75% for silver, 70% for Pb and 65% for Zn; sulphide mineralization - 86% for silver, 91% for Pb and 85% for Zn.

(12) The pit optimization and in-pit base case cut-off grade of 50 g/t AgEq considers a mining cost of US$2.50/t rock and processing, treatment and refining, transportation and G&A cost of US$22.40/t mineralized material, an overall pit slope of 42° for oxide and 48° for transition and metal recoveries. The below-pit base case cut-off grade of 150 g/t AgEq considers a mining cost of US$46.50/t rock and processing, treatment and refining, transportation and G&A cost of US$30.90/t mineralized material.

(13) The estimate of Mineral Resources may be materially affected by environmental, permitting, legal, title, taxation, socio-political, marketing, or other relevant issues..

1.6 Recommendations

The Pitarrilla deposit contains within-pit and underground Indicated and Inferred Mineral Resources that are associated with well-defined mineralized trends and models. The deposit is open along strike and at depth.

Given the prospective nature of the Deposit, it is the Author's opinion that the Project merits further exploration and that a proposed plan for further work by Endeavour is justified. A proposed work program by Endeavour will help advance the Project and will provide key inputs required to evaluate the economic viability of the Project.

The Author is recommending Endeavour conduct further exploration, subject to funding and any other matters which may cause the proposed exploration program to be altered in the normal course of its business activities or alterations which may affect the program as a result of exploration activities themselves.

The total cost of the recommended work program by Endeavour is estimated at C$2.8 million. The recommended budget should be sufficient to rehabilitate and expand the existing ramp by 500 m, develop cross-cuts and establish underground drill stations. A 5,000 m underground drill program will focus on resource delineation and improve geological interpretation. An updated mineral resource estimate may need to be completed pending results.

Field exploration activities will consist of geological mapping of the Santa Cecilia and El Consuelo areas, while a regional geology program will develop additional exploration targets proximal to the main deposit.

SCHEDULE "E"

Audit Committee Charter

1. Mandate

The Audit Committee (the "Committee") has oversight responsibility for the adequacy and effectiveness of the accounting and financial reporting processes of Endeavour Silver Corp., (the "Company") by providing oversight of senior management and the external auditor relating to:

(a) maintaining necessary books, records and accounts to accurately and fairly reflect the Company's transactions for financial accounting and reporting process to shareholders and regulatory bodies;

(b) maintaining effective internal control over accounting processes and financial reporting, including adequate control environment and processes for assessing the risk of material misstatements in the financial statements and for detecting control weaknesses or fraud; and

(c) financial and controls audit process, review and audit finding reports and other matters that may arise.

The Committee provides assurance to the board of the Company (the "Board") that processes, internal controls and procedures are operating effectively, thus enabling the Company to assume the necessary risks to successfully operate the business and meet objectives.

2. Composition

The Committee shall consist of a minimum of three directors of the Company, all of whom are "independent" within the meaning of National Instrument 52-110 - Audit Committees in Canada, subject to any further applicable requirements under United States securities laws and regulations and the policies of the New York Stock Exchange.

The members of the Committee shall be financially literate, meaning that each member must be able to read and understand financial statements that present a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of the issues that can reasonably be expected to be raised by the Company's financial statements. One member of the Committee must have accounting and financial expertise, meaning that the member possesses financial or accounting credentials or has experience in finance or accounting.

3. Term of Office

The members of the Committee will be appointed or re-appointed by the Board immediately following the Annual General Meeting of the Company. Each member of the Committee will continue to be a member thereof until such member's successor is appointed, or until such member resigns or is removed by the Board. The Board may remove or replace any member of the Committee at any time with or without cause. However, a member of the Committee will automatically cease to be a member of the Committee upon either ceasing to be a director of the Board or ceasing to meet the requirements of applicable laws governing the Company, stock exchanges on which the Company's securities are listed and applicable securities regulatory authorities. Vacancies on the Committee will be filled by the Board.

4. Committee Chair

The Board or the members of the Committee will elect by majority vote a chair of the Committee (the "Chair") from the members of the Committee. The fundamental responsibility of the Chair is to be responsible for the management and effective performance of the Committee and provide leadership to the Committee in fulfilling its mandate and any other matters delegated to it by the Board. It is the responsibility of the Chair to:

(a) schedule all meetings of the Committee and provide the Committee with a written notice and agenda for all meetings;

(b) lead the Committee in annually reviewing and assessing the adequacy of its mandate and evaluating its effectiveness in fulfilling its mandate;

(c) report to the Board after each Committee meeting, including recommendations on any specific decisions or actions the Board should consider;

(d) work with the Chair of the Board, the Chief Executive Officer, the Corporate Secretary, and Chief Financial Officer if necessary, to establish the frequency of the Committee meetings and the agendas for the meetings;

(e) provide leadership to the Committee and preside over Committee meetings;

(f) facilitate the flow of information to and from the Committee and foster an environment in which Committee members may ask questions and express their viewpoints; and

(g) take such other steps as are reasonably required to ensure that the Committee carries out its mandate.

5. Meetings

The Committee will meet at least quarterly, with additional meetings as deemed necessary by the Committee. If the Committee Chair is not present within 15 minutes after the time set for holding the meeting, the directors present who are members of the Committee may choose one of their members to chair the meeting. A quorum for meetings will be a majority of the members of the Committee, present in person or via communication devices that permits all persons participating in the meeting to speak to and hear each other. The Committee will maintain written minutes of its meetings and any other records as it deems appropriate. The minutes and records will be filed with the minutes of the meetings of the Board. The Committee will make regular reports of its meetings to the Board, directly or through its Chair, accompanied by any recommendations to the Board approved by the Committee.

6. Authority

The Committee shall have the authority to:

(a) Pre-approve non-audit services as may be delegated by the Committee to one or more independent members of the Committee, provided that such pre-approval must be presented to the Committee's first scheduled meeting following such pre-approval. Pre- approval of non-audit services is satisfied if:

(i) the aggregate amount of all the non-audit services that were not pre-approved is reasonably expected to constitute no more than 5% of the total amount of fees paid by the Company and subsidiaries to the Company's external auditor during the fiscal year in which the services are provided;

(ii) the Company or a subsidiary did not recognize the services as non-audit services at the time of the engagement; and

(iii) the services are promptly brought to the attention of the Committee and approved, prior to completion of the audit, by the Committee or by one or more of its members to whom authority to grant such approvals has been delegated by the Committee;

(b) engage independent counsel and other advisors as it determines necessary to carry out its duties;

(c) set and pay the compensation for any advisors employed by the Committee;

(d) communicate directly with the internal and external auditors of the Company, or any persons of the Company as needed;

(e) invite external or internal advisor(s), including any member of the management team or other person, to attend part or all of any meetings of the Committee to make presentations, participate in discussions, or provide information and assistance to the Committee as required;

(f) call upon and have access to resources for additional information or advice, including engaging external consultants; and

(g) have unrestricted access to employees and records of the Company to the fullest extent permitted by law and is authorized to take advice from external parties as appropriate at the Company's expense.

The Committee provides assurance to the Board that processes, controls and procedures are operating effectively, thus enabling the Company to assume the necessary risks to successfully operate the business and meet objectives.

7. Committee Responsibilities and Duties

The Committee's duty is to monitor and oversee the operations of management and the external auditor. Management is responsible for establishing and following the Company's internal controls and financial reporting processes and for compliance with applicable laws and policies. The external auditor is responsible for performing an independent audit of the Company's financial statements in accordance with generally accepted auditing standards, and for issuing its report on the statements.

The Committee should review and evaluate this Charter on an annual basis and recommend any proposed changes to the Board for approval in accordance with the requirements of applicable laws governing the Company, stock exchanges on which the Company's securities are listed and applicable securities regulatory authorities.

The specific duties of the Committee are as follows:

(a) Management Oversight:

(i) review and evaluate the Company's processes for identifying, analyzing and managing financial risks that may prevent the Company from achieving its objectives;

(ii) review and evaluate the Company's internal controls, as established by management;

(iii) review and evaluate the status and adequacy of internal information systems and security;

(iv) meet with the external auditor at least once a year in the absence of management;

(v) request the external auditor's assessment of the Company's financial and accounting personnel; and

(vi) review and evaluate the adequacy of the Company's procedures and practices relating to currency exchange rates;

(b) External Auditor Oversight:

(i) recommend to the Board the selection and, where applicable, the replacement of the external auditor to be appointed or nominated annually for shareholder approval;

(ii) recommend to the Board the compensation to be paid to the external auditor;

(iii) review and evaluate the external auditor's process for identifying and responding to key audit and internal control risks;

(iv) review the scope and approach of the annual audit;

(v) inform the external auditor of the Committee's expectations;

(vi) meet with the external auditor at least once a year in the absence of management; and

(vii) review and approve the Company's hiring policies regarding partners, employees and former partners and employees of the present and former external auditors of the Company;

(c) Review the independence of the external auditor on an annual basis:

(i) review with the external auditor both the acceptability and the quality of the Company's financial reporting standards;

(ii) resolve any disagreements between management and the external auditor regarding financial reporting;

(iii) review and pre-approve all audit and audit related services and recommend to the Board the fees and other compensation related thereto, and any non-audit services, provided by the Company's external auditor to the Company and its subsidiaries; and

(iv) confirm with the external auditor that the external auditor is independent and is ultimately accountable to the Board and the Committee as representatives of the shareholders.

(d) Financial Reporting Oversight:

(i) review with management and the external auditor the Company's annual and interim financial statements, management's discussion and analysis, any annual and interim profit or loss press releases and any reports or other financial information to be submitted to any governmental and/or regulatory body, or the public, including any certification, report, opinion, or review rendered by the external auditor, for the purpose of approval or recommending their approval to the Board prior to their filing, issue or publication;

(ii) ensure that adequate procedures are in place for the review of the Company's public disclosure of financial information extracted or derived from the Company's financial statements (other than the public disclosure referred to in (i) above), as well as review any financial information and earnings guidance provided to analysts and rating agencies, and periodically assess the adequacy of those procedures; and

(iii) discuss with the external auditor the quality and the acceptability of the International Financial Reporting Standards applied by management.

(e) "Whistleblower" Procedures:

(i) establish procedures for the receipt, retention and treatment of complaints received by the Company regarding accounting, internal accounting controls, financial disclosure, or auditing matters;

(ii) establish procedures for the confidential, anonymous submission by employees of the Company of concerns regarding questionable accounting, auditing or financial reporting and disclosure matters.  For more information, see the Company's Whistleblower Policy; and

(iii) investigate concerns, complaints and reports in respect of accounting and auditing matters submitted under the Company's Whistleblower Policy.

In all cases, the Committee will make recommendations, where appropriate, to the management of the Company and/or to the Board. The Board and management of the Company will ensure that the Committee has adequate funding to fulfil its mandate.

8. Revisions

Last updated and approved by the Board on November 5, 2022.